As filed with the Securities and Exchange Commission on October 19, 2009
Registration No. 333-148597

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Intelius Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	81-0590432
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 108th Avenue NE, 25th Floor
Bellevue, Washington 98004
(425) 974-6100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Naveen K. Jain
Chief Executive Officer and President
500 108th Avenue NE, 25th Floor
Bellevue, Washington 98004
(425) 974-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Liles, Jr., Esq. Walter M. Maas III, Esq. Karr Tuttle Campbell PS 1201 Third Avenue, Suite 2900 Seattle, Washington 98101 Telephone: (206) 223-1313 Facsimile: (206) 682-7100	Horace L. Nash, Esq. Laird H. Simons, III, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 Telephone: (650) 988-8500 Facsimile: (650) 938-5200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 19, 2009

Intelius Inc.

           Shares
Common Stock

This is the initial public offering of Intelius Inc. We are offering           shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “II.”

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Intelius Inc.	$	$

We have granted the underwriters the right to purchase up to                additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	UBS Investment Bank

Needham & Company, LLC	Pacific Crest Securities

The date of this prospectus is                     2009.

Comprehensive insight on people, businesses and assets. The power to give you the information you need by scanning billions of records, then synchronizing and summarizing them in seconds. Using proprietary technology, Intelius makes sense of the information you need to make informed decisions. Intelius — pioneering information commerce. We’ll look in a billion different places to find exactly what you need. Welcome to the new world of i-commerce. Live in the know. Live Inteliusly. Comprehensive insight on people, businesses and assets. The power to give you the information you need by scanning billions of records, then synchronizing and summarizing them in seconds. Using proprietary technology, Intelius makes sense of the information you need to make informed decisions. Intelius — pioneering information commerce. We’ll look in a billion different places to find exactly what you need. Welcome to the new world of i-commerce. Live in the know. Live Inteliusly.

Our proprietary technology provides comprehensive insight on people, businesses and assets. By scanning billions of records, then synchronizing and analyzing them in seconds, Intelius makes sense of the information our customers need to make decisions. Complex modeling Proprietary technology Predictive analysis Billions of structured and unstructured records from thousands of disparate sources... How do you make sense of this? We believe we’ve cracked the code. Actionable intelligence Our proprietary technology provides comprehensive insight on people, businesses and assets. By scanning billions of records, then synchronizing and analyzing them in seconds, Intelius makes sense of the information our customers need to make decisions. Complex modeling Proprietary technology Predictive analysis Billions of structured and unstructured records from thousands of disparate sources... How do you make sense of this? We believe we’ve cracked the code. Actionable intelligence Intelius — pioneering information commerce. Who are your kids talking to on the Web? Anyone could be hiding behind a screen name. With People Search, you can look for that person’s real name, age, address and criminal history, and help keep your children safe. Met someone new; can you trust them? Background Check and Date Check let you check out real facts such as age, address, criminal history, living situation, bankruptcy and more. Is your identity safe? Identity Protect can help you preserve your credit and good name. It monitors your SSN, credit/debit cards, bank accounts and public records, and alerts you to possible fraud. Who’s calling or emailing me? Find out. Reverse Phone Lookup and Email Lookup give details about the person who’s calling; see if it’s a friend, a stranger or a telemarketer. www.intelius.com Hiring someone? Employment Screening and Tenant Screening let you perform a comprehensive background check on prospective employees and renters in compliance with applicable regulations. Live in the know. Live Inteliusly.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 11, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Intelius,” “we,” “us” and “our” in this prospectus to refer to Intelius Inc. and its subsidiaries.

Overview

Intelius is a leading online information commerce company that provides information services to consumers and enterprises. Our consumer information services include search services and monitoring services that help consumers find information about people, businesses and assets, and manage personal information security risks. Our enterprise information services principally include employment-related screening and management services. We generate revenues primarily from consumers who purchase our services on a pay-per-use or subscription basis, from companies that provide directory services to customers we have referred to them, and from online merchants that provide targeted advertising to our customers.

We have developed a proprietary service delivery platform that provides customers with actionable information by applying our sophisticated analytics technology to publicly and commercially available data. Our accurate, timely and useful information services allow customers to make decisions about people, businesses and assets that are important to their private, professional and social lives.

We sell information services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the United States for September 2009, according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Yahoo! and AT&T, that market our services on their websites and direct visitors to our websites.

Since our inception in January 2003, we have sold our information services to over nine million customer accounts. Our business has grown rapidly – our revenues increased from $18.1 million in 2004, our first full year of operations, to $122.9 million in 2008, and from $63.9 million in the first six months of 2008 to $74.2 million in the first six months of 2009.

Industry Overview

The Internet has become an increasingly important medium for commerce and entertainment, and an important source of information about people and businesses. Consumers are increasingly using free and paid Internet services to contact acquaintances, gather information about people and businesses, and expand social and professional networks. The Internet also has a wealth of detailed information on commercial products and services, which has been a key contributor to the growth and penetration of the Internet as a retail commerce channel. As electronic commerce has grown and consumer media consumption has migrated online, advertisers have begun shifting a greater proportion of their marketing budgets to the Internet.

In today’s society, individuals and businesses often must make critical decisions based on limited or fragmentary information. Consumers and organizations are increasingly turning to the Internet for information services to make better-informed decisions about the people, businesses and assets with whom and with which they interact. Information services provide consumers and organizations with information to help them identify, monitor, interpret and respond to specific situations and their environment.

Sources of Information

A wealth of existing sources of information can be used to provide services that help identify and locate individuals and businesses, manage information security and mitigate personal safety risks. These sources fall into the following categories:

Public Records.  Public records consist of information that is maintained by government agencies and is generally available, such as property title and lien documents, birth and death certificates, business records and court records.

Publicly Available Information.  Publicly available information consists of online and offline information that is generally available but is not maintained by a government agency, such as names, addresses and telephone numbers of individuals and businesses, professional licensing and trade organization information, press releases and newspaper articles and content from blogs or social networking sites.

Commercial Records.  Commercial records consist of information that is maintained by enterprises and is available for purchase, such as mailing and telemarketing lists, phone connect and disconnect information, and business profile data.

The Intelius Solution

Key elements of our solution include:

Broad Portfolio of Information Services.  We offer over 100 information services that help consumers address potential safety and security concerns, manage and protect their personal information, and locate businesses, family, friends and colleagues.

Compelling Value and User Experience.  We provide a high-quality user experience by delivering valuable services, an intuitive user interface and dedicated customer service at affordable prices.

Useful Information About People, Businesses and Assets.  Our consumer information services are based on an extensive collection of information about people, businesses and assets that is dynamically accessed, managed, integrated, cleansed and validated in real time to provide accurate, timely and useful information.

Proprietary Technologies and Extensible Platform.  Our analytics technologies verify and augment multiple terabytes of data, usually in disparate formats and having varying degrees of accuracy and completeness, from a myriad of sources in order to make inferences and predictions based on this data.

Security and System Reliability.  By leveraging standards-based technologies, we have implemented industry-leading security measures and innovative security technologies to enhance customer confidence when they are using our services or providing information to us.

Large Audience and Attractive Customer Base.  In September 2009, the Intelius network of websites drew over 11.7 million unique visitors in the United States according to comScore Media Metrix. We believe that our customers and visitors to our websites appeal to advertisers because they have attractive demographic characteristics and have demonstrated the ability and willingness to purchase goods and services online.

Our Strategy

Our objective is to be the leading provider of information services. Our strategy for achieving this goal includes the following initiatives:

Expand Our Customer Base.  We intend to grow our customer base and reach a broader consumer audience by developing our existing distribution relationships with leading Internet companies, establishing new distribution relationships, and adding new websites to our website network that attract consumers of information services.

Expand Our Portfolio of Service Offerings.  We plan to continue to innovate, add new data sources and leverage our advanced technologies to develop new information service offerings for consumers. We also intend to optimize the way we offer these services, including through subscription offerings.

Increase Revenue Per Customer.  We seek to maximize our revenue per customer by up-selling, cross-selling and advertising.

Increase Repeat Purchase Activity.  We believe repeat customers are more likely to access our websites directly than are new customers, resulting in more profitable transactions. We intend to increase repeat purchase activity and customer loyalty by extending the breadth and quality of our service offerings and actively promoting our subscription service offerings.

Enhance Our Brand.  We intend to enhance our brand through advertising and marketing initiatives, including online advertising, print and outdoor advertising, trade shows, viral marketing and word-of-mouth. We also intend to continue to enhance our brand through quality of service initiatives, maintaining industry best practices and improving customer interfaces on our websites.

Expand Through Strategic Acquisitions.  We intend to pursue acquisitions of relevant domain names, as well as acquisitions of companies with complementary customers, technology and services, in order to augment our customer base, increase traffic to our websites, enhance awareness of our brand, add new services and provide new sources of revenues.

Risk Factors

We are subject to many risks and uncertainties that could materially harm our business or inhibit our strategic plans. Before investing in our common stock, you should carefully consider the following risks, which are described in greater detail in the section titled “Risk Factors” starting on page 11, and other information provided throughout this prospectus:

•	Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future, and if we fail to meet or exceed the expectations of investors or any securities analysts, the trading price of our common stock may decline suddenly and substantially.

•	Our limited operating history and occasional changes in our business strategy make it difficult to evaluate our business trends.

•	Our operating results depend significantly on advertising revenues that we generate from a single advertising relationship. Losing this relationship could harm our operating results.

•	Because we are a consumer-oriented company, customer complaints and occasional adverse publicity are an inherent aspect of our business. If we fail to manage customer complaints properly, or incur substantial adverse publicity, our revenues and operating results may be harmed and our stock price may decline.

•	Our operating results depend significantly on our ability to acquire and use customers’ billing information. If the rules are changed to make it more difficult to acquire and use customers’ billing information provided for one transaction in another transaction for the same consumer, our operating results could be harmed.

•	We are the subject of a Washington State Attorney General investigation regarding third-party subscription services advertised on our websites and our own identity protection subscription services, and we do not know what the outcome of the investigation may be.

•	We are the subject of a Federal Trade Commission investigation regarding our compliance with the Fair Credit Reporting Act, and we do not know what the outcome of the investigation may be.

•	Changes in the laws and regulations governing access to public information and the collection or sale of publicly available information could make it more difficult for us to conduct business.

•	Our corporate image might be impaired as a result of negative publicity about our use of personal information in our service offerings, which could cause a corresponding drop in our stock price.

• We cannot assure you that any securities analysts will follow our company.

Corporate Information

We were incorporated in the state of Delaware in January 2003. Our principal executive offices are located at 500 108th Avenue NE, 25th Floor, Bellevue, Washington 98004 and our telephone number is (425) 974-6100. Our primary website address is www.Intelius.com. The information on, or that can be accessed through, our primary website or our other websites is not part of this prospectus.

Intelius and the Intelius logo are our registered trademarks. This prospectus also includes trademarks that belong to third parties.

The Offering

Common stock offered by Intelius	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds for acquisitions, but we do not have any agreements or commitments for material acquisitions at this time.

Proposed New York Stock Exchange symbol	II

The number of shares of our common stock to be outstanding after this offering is based on 23,897,252 shares of our common stock outstanding as of September 30, 2009.

The number of shares of our common stock outstanding at September 30, 2009 does not include:

•	4,103,612 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.30 per share;

•	1,324,544 unvested and outstanding restricted stock units; and

•	4,069,102 shares that remain available for issuance pursuant to future awards under our 2005 Stock Incentive Plan.

The number of shares of our common stock outstanding as of September 30, 2009, and all other outstanding share amounts throughout this prospectus (unless otherwise indicated), reflect the conversion of all outstanding shares of our preferred stock into 1,667,500 shares of our common stock upon the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes:

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of common stock; and

•	the filing of our amended and restated certificate of incorporation in Delaware in connection with the completion of this offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. The consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2008 and 2009, and the consolidated balance sheet data as of June 30, 2009, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments that management considers necessary for the fair presentation of the financial information set forth in those consolidated financial statements. You should read this summary consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in the future.

Consolidated Statements of Operations Data
(in thousands)

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)

Consolidated Statements of Operations Data:
Revenues	$18,122	$44,040	$54,720	$88,529	$122,949	$63,898	$74,184

Costs and expenses:
Content and support	3,162	5,262	6,752	13,895	18,235	8,285	11,246
Sales and marketing	11,015	26,415	35,545	48,194	68,497	31,714	43,741
Product development	825	1,064	1,490	3,328	5,713	2,604	4,436
General and administrative	1,433	1,831	3,916	6,210	10,105	4,660	14,580 (1)

Total costs and expenses	16,435	34,572	47,703	71,627	102,550	47,263	74,003

Operating income	1,687	9,468	7,017	16,902	20,399	16,635	181
Interest and other expenses	—	—	—	(108)	(7)	(4)	(17)
Write-off of initial public offering costs	—	—	—	—	(1,217)	—	—
Interest income	9	39	147	215	287	186	5

Income before income taxes	1,696	9,507	7,164	17,009	19,462	16,817	169
Provision for income taxes	556	3,223	2,647	5,885	7,265	5,902	2,730

Net income (loss)	$1,140	$6,284	$4,517	$11,124	$12,197	$10,915	$(2,561)

(1)	General and administrative expenses include a $7.0 million settlement of litigation and a $1.3 million reserve for vendor deposit.

Consolidated Statements of Operations Data
(in thousands, except per share data)

							Six Months Ended
	Year Ended December 31,						June 30,
	2004	2005	2006	2007		2008	2008	2009
							(unaudited)

Net income (loss) per share(1):
Basic:
Class A common stock and common stock	$0.06	$0.31	$0.22	$(0.14)		$0.56	$0.50	$(0.12)
Class B common stock, giving effect to distributed earnings to Class B common stockholders	$0.06	$0.31	$0.22	$1.75	(2)	$—	$—	$—
Diluted:
Class A common stock and common stock	$0.05	$0.28	$0.20	$(0.14)		$0.49	$0.43	$(0.12)
Class B common stock, giving effect to distributed earnings to Class B common stockholders	$0.05	$0.28	$0.20	$1.75	(2)	$—	$—	$—
Shares used in calculation of net income (loss) per share:
Basic:
Class A common stock and common stock	11,900	12,103	12,405	13,235		21,867	21,868	21,860
Class B common stock	8,100	8,100	8,100	7,425		—	—	—
Diluted:
Class A common stock and common stock	13,909	14,380	14,769	13,235		25,100	25,131	21,860
Class B common stock	8,100	8,100	8,100	7,425		—	—	—

Pro forma net income (loss) per share excluding the distribution to Class B common stockholders and assuming the conversion of Class B common stock into Class A common stock as of January 1, 2007 at the conversion rate of 1-to-1.15 (unaudited) (3):

Basic	$0.06	$0.31	$0.22	$0.51		$0.56	$0.50	$(0.12)
Diluted	$0.05	$0.28	$0.20	$0.45		$0.49	$0.43	$(0.12)
Shares used in calculation of pro forma net income (loss) per share:
Basic	20,000	20,203	20,505	21,772		21,867	21,868	21,860
Diluted	22,009	22,480	22,869	24,457		25,100	25,131	21,860

(1)	See Note 2 to our consolidated financial statements regarding the calculation of net income (loss) per share.

(2)	Includes a $14.1 million distribution of earnings to Class B common stockholders, representing the fair value of additional shares of Class A common stock issued to the holders of Class B common stock in excess of shares issuable under the original conversion ratio.

(3)	See “Selected Consolidated Financial Data—Pro Forma Net Income (Loss) per Share” on page 41 regarding pro forma net income (loss) per share.

The following table presents our summary consolidated balance sheet data as of June 30, 2009:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 1,667,500 shares of common stock upon the completion of this offering and to give effect to our receipt of the net proceeds from our sale of shares of common stock at an assumed initial public offering price of $ per share, which is the midpoint of the range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

	June 30, 2009
		Pro Forma as
	Actual	Adjusted(1)
	(in thousands)
	(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,149
Working capital	14,759
Total assets	73,521
Total long-term liabilities	2,360
Total stockholders’ equity	45,356

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares we offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

Other Financial and Operating Data (unaudited)

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus the provision for income taxes, amortization of intangible assets, depreciation and amortization of property and equipment, stock-based compensation, write-off of initial public offering costs, reserve for vendor deposit, settlement of litigation, interest and other expenses, and interest income. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our operating results presented on the basis of U.S. GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by U.S. GAAP. Our statements of cash flows included elsewhere in this prospectus present our cash flow activity in accordance with U.S. GAAP. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies.

We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	Adjusted EBITDA is widely used by investors as a common basis for comparison of different companies’ operating performance because items such as interest expense, income taxes, depreciation and amortization, and stock-based compensation can vary substantially from company to company depending on accounting methods and book value of assets, capital structure and the method by which assets were acquired;

•	in advising investors, securities analysts widely use Adjusted EBITDA as supplemental data to analyze the overall operating performance of companies in our industry;

•	Adjusted EBITDA is an important indicator of our operational strength and the performance of our business because it provides insight into the relationship between profitability and operating cash flow in that it disregards the impact of certain operating-related balance sheet changes such as the timing of the collections of receivables and disbursements of payables; and

•	we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R), “Share-Based Payment,” on January 1, 2006 and recorded approximately $0.7 million, $1.8 million and $5.2 million in stock-based compensation expense for the fiscal years ended December 31, 2006, 2007 and 2008, respectively. We recorded $2.7 million and $3.5 million in stock-based compensation in the first six months of 2008 and the first six months of 2009, respectively. Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” which resulted in zero stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate changes in our operating results between these periods without the additional variations of stock-based compensation expense, which is not necessarily comparable from year to year due to changes in accounting treatment, and is a non-cash expense that is not a key measure of our operations.

In managing our business, our management uses Adjusted EBITDA:

•	for planning purposes, including the preparation of our annual operating budget;

•	as a measure of operating performance against our budget because Adjusted EBITDA includes only the impact of items directly resulting from our core operations;

•	to allocate resources to enhance the financial performance of our business;

•	as a metric for evaluating the performance and determining the compensation of our executive team;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance and goals.

We understand that although it is frequently used by investors and securities analysts in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or income;

•	Adjusted EBITDA does not reflect cash requirements for state and federal income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Our management compensates for the limitations of Adjusted EBITDA by using it in connection with related U.S. GAAP financial metrics such as pre-tax income and net income. In addition, our management uses our Consolidated Statements of Cash Flows to evaluate the cash needs of our business.

Reconciliation of Net Income (Loss) to Adjusted EBITDA
(in thousands)

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)

Net income (loss)	$1,140	$6,284	$4,517	$11,124	$12,197	$10,915	$(2,561)
Provision for income taxes	556	3,223	2,647	5,885	7,265	5,902	2,730
Amortization of intangible assets	38	596	2,283	3,096	3,784	1,961	3,234
Depreciation and amortization of property and equipment	93	194	356	751	1,996	930	1,260
Stock-based compensation	—	—	725	1,797	5,153	2,666	3,540
Write-off of initial public offering costs	—	—	—	—	1,217	—	—
Reserve for vendor deposit	—	—	—	—	—	—	1,270
Settlement of litigation	—	—	—	—	—	—	7,000
Interest and other expenses	—	—	—	108	7	4	17
Interest income	(9)	(39)	(147)	(215)	(287)	(186)	(5)

Adjusted EBITDA (unaudited)	$1,818	$10,258	$10,381	$22,546	$31,332	$22,192	$16,485

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment. We have organized these risks in the following important categories:

•	Risks Related to Our Business, beginning immediately below;

•	Risks Related to Litigation and Government Regulation beginning on page 24; and

•	Risks Related to This Offering and Our Common Stock beginning on page 30.

Risks Related to Our Business

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future, and if we fail to meet or exceed the expectations of investors or any securities analysts, the trading price of our common stock may decline suddenly and substantially.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a result of many factors, many of which are outside of our control. For example, our net income of $4.8 million in the second quarter of 2008 decreased to a net loss of $6.3 million in the second quarter of 2009. If our quarterly operating results do not meet or exceed the expectations of investors or any securities analysts, the price of our common stock could decline suddenly and substantially. Factors that may cause our operating results to fluctuate include the following:

•	the addition or termination of business relationships through which we acquire customers and generate revenue, or changes in the pricing or structures of these relationships;

•	variable expenditures for customer acquisition;

•	lower-than-anticipated levels of traffic to our websites, or reduced effectiveness in attracting customers that are likely to purchase our services;

•	changes in federal, state or local laws and regulations affecting our business or the businesses of our advertisers or other vendors;

•	investments in infrastructure and personnel to facilitate future growth;

•	system downtimes or other service interruptions that prevent us from selling our services to our customers;

•	unavailability of, or increased costs to obtain, data or other product components used to provide our information services;

•	data or security breaches affecting consumer willingness to purchase our services;

•	the failure of the entities that pay us fees to market their products or services or to generate current or projected levels of business;

•	the failure of third parties to report accurately or timely the information on which our fees are based;

•	judicial or governmental decisions, regulations, or settlements of disputes, such as our recent litigation settlement, that increase our costs or require us to change our business model; and

•	the timing of advertising costs, and costs incurred to develop new service offerings or businesses.

We believe that our quarterly revenues and operating results are likely to fluctuate significantly in future periods, and that period-to-period comparisons of our operating results may not be meaningful. These fluctuations could also cause our results to be below analyst or market expectations, which could cause the price of our common stock to decline.

Our limited operating history and periodic changes in our business strategy make it difficult to evaluate our business trends.

We have only been in existence since January 2003. During our limited operating history, we have made, and we plan to continue to make, significant changes to our strategy. Therefore, it might be difficult for you to evaluate our future prospects and the merits of investing in our common stock by evaluating our past performance. We have previously made changes in our sales and marketing approach, advertising strategy and service offerings as we continued to develop our business strategy, and may do so again. Any of these changes may harm our operating results in the short- or long-term. For example, we continue to increase our focus on subscription services and advertising, which may result in competition with some of the websites with which we currently have customer acquisition advertising relationships. In addition, we may attempt to replace advertising revenues with revenues from sales of our subscription offerings, but there can be no assurance that this effort would be successful. You should consider our business and prospects in light of the risks and difficulties that we may encounter as our business strategy evolves. We may be unable to address these risks and difficulties successfully, which could harm our business and operating results and cause the price of our common stock to decline.

Our operating results depend significantly on advertising revenues that we generate from a single advertising relationship. Losing this relationship could harm our operating results.

We generate most of our advertising revenues, which represented 27.7% of our total revenues in 2008, from a single company, Adaptive Marketing LLC. Adaptive Marketing can terminate or modify this relationship with little notice and there is no guarantee that we could establish a comparable new relationship with other companies on a timely basis, if at all. If our relationship with Adaptive Marketing were to terminate and could not be replaced, our operating results would likely be harmed due to the significant profitability of this relationship. Similarly, if the manner in which that company advertises its services on our websites is changed so that fewer customers accept the offers, our financial results could be harmed. For example, new government regulations could require revisions to the advertisements or marketing methods it uses, possibly reducing the number of our customers who accept the advertising offers. In addition, our ability to increase or maintain advertising fees from our advertising relationships primarily depends on the number of visitors to our websites and the number of customers who transact business with our advertisers. We must increase traffic and transactions in order to increase our advertising revenues.

Internet advertising approaches are changing, and if our customer base or technology does not evolve to meet the needs of our advertising relationships, our advertising revenues could decline. In addition, our advertising revenues have fluctuated in the past, and are likely to fluctuate in the future, due to changes in the online advertising market, including extreme fluctuations in online advertising spending patterns and advertising rates.

Internet advertisements may be used to distribute viruses over the Internet. If this practice becomes more prevalent, consumers may become less inclined to click on online advertisements, which could adversely affect the demand for Internet advertising and our revenues.

Because we are a consumer-oriented company, customer complaints and occasional adverse publicity are an inherent aspect of our business. If we fail to manage customer complaints properly, or incur substantial adverse publicity, our revenues and operating results may be harmed and our stock price may decline.

A substantial majority of our revenues are derived from sales of information services to individual consumers, including approximately 3.8 million transactions in 2008, and from post-transaction advertising to those customers. In order to promote repeat customer activity and the value of our brand generally, it is important that we provide a good customer experience, including how we handle customer complaints. We could be subject to consumer complaints if we fail to maintain our customer service at acceptable levels, if our services do not meet consumer expectations, if we are perceived as not providing fair refunds, if we are subject to a data security breach, or for other reasons. Over the past two years the number of customer complaints has risen more rapidly than the number of transactions, and the steps we have taken to reduce the number of complaints may prove to be ineffective. Sales of our Identity Protect subscription service, and post-transaction advertising of other subscription services, appear to be the focus of many customer complaints, and our efforts to reduce the incidence of complaints may also reduce our revenues from that service and our advertising. Dissatisfied customers may also deny payment for services through their charge cards, increasing our chargeback rates and our costs of doing business. Customer complaints may also lead to adverse publicity in the press or popular blogs and websites, and may lead to regulatory investigations and potential legislative or regulatory reactions that may impact our business, reduce our revenues or increase our operating expenses. For example, adverse publicity about our post-transaction advertising practices led to a reduction in our post-transaction advertising and to changes to our business model, including a greater emphasis on direct sales of our Identity Protect service. In addition, we are subject to ratings by consumer advocacy organizations, such as the Better Business Bureau, which could be adversely affected by negative publicity and customer complaints. Finally, from time to time we incur negative publicity related to our founder and chief executive, Naveen Jain. If we do not manage adverse publicity adequately, our brand and revenues could be harmed and our operating expenses could increase, harming our financial results and stock price.

Our corporate image might be impaired as a result of negative publicity about our use of personal information in our service offerings, which could cause a corresponding drop in our stock price.

Public sensitivity to the disclosure and use of personal information may create negative reactions by investors and customers to our business practices. Public concerns regarding data collection, privacy and security may cause some potential customers to choose not to purchase our services, which would inhibit or reverse the growth of our business and negatively affect our stock price. Any perception that our services might invade consumer privacy, even if our practices are in compliance with applicable law, may subject us to adverse publicity and could affect our business and the price of our common stock. Publicity by politicians and regulators threatening legislative or administrative action could adversely affect our business or the price of our common stock, whether or not the threats materialize.

We are subject to risks related to credit card payments we accept, including credit risk and financial penalties, which could harm our operating results.

A substantial majority of our revenues originates from online credit transactions. Under current payment card industry practices, we are liable for fraudulent and disputed payment card transactions because we do not obtain the cardholder’s signature at the time of the transaction. If we fail to maintain our chargeback rates at levels that are acceptable to the payment card associations, or otherwise fail to comply with their rules or requirements, we will face the risk that one or more payment card associations may, at any time, assess penalties against us, including higher transaction fees, or terminate our ability to accept payment card payments from customers, which would harm our business and operating results. For example, we are currently on probation with one of our payment card associations as a result of elevated levels of chargebacks, particularly those associated with sales of Identity Protect. We may also be subject to litigation and receive adverse publicity due to these issues, which could have a material adverse effect on our business and financial condition. If the terms of our subscription service offerings are not sufficiently clear, some customers may inadvertently purchase our services and subsequently seek reimbursement and chargeback. In addition, if our security measures are not sufficient, we will be at risk for a higher rate of payment card chargebacks. Because we provide online services to customers but do not process payments for approximately three days after we provide these services, we are at risk for fraudulent activity that we cannot detect in the limited time between the placement of an order and our provision of services. Fraudulent activity continues to increase in sophistication, making it more difficult to discern legitimate activities from those that are fraudulent.

Our business depends on our ability to attract visitors to our websites who are likely to purchase our services, and any failure to do so could adversely affect our operating results.

Our business model requires us to increase traffic to our websites, and to attract visitors who are most likely to purchase our services. With respect to third-party websites with which we have a cost-per-click pricing relationship, we may focus our efforts on attracting those customers who we believe are more likely to purchase our services in order to maximize revenues relative to our customer acquisition costs. In contrast, where we have a revenue-sharing or fixed-price relationship, we may attempt to attract a high level of traffic to our websites and, as a result, our conversion of visitors into customers may be lower. We may not be effective in controlling or directing the levels of traffic that we desire in order to derive the most value from these different types of relationships.

Other factors could affect our ability to convert visitors into customers, including:

•	our failure to meet the needs of our potential customers due to a perceived lack of breadth of service offerings, perceived or actual unreliability of information, or otherwise;

•	the unwillingness of potential customers to pay the prices we charge for our information services, or to pay for information-related services at all;

•	deterioration in the customer experience on our websites or in our level of customer care;

•	system failures that cause our websites or services to be unavailable; or

•	data security breaches that damage our brand.

If any of these or other factors causes our rate of conversion of visitors into customers to decrease, our revenue growth could decline and our business could be harmed. We might also be forced to reduce our prices to maintain or increase our conversion rate, which would harm our revenues and operating margin.

We attract a significant number of the visitors to our websites through our relationships with search engines and other leading Internet companies, and changes in these relationships could harm our revenues and operating results.

We attract a significant number of the visitors to our websites through our relationships with third-party websites, including AT&T and Digimedia, and search engines such as Google and

Yahoo! that feature our services on their websites through links or that advertise our services. Establishing new advertising relationships has been a significant contributor to increases in our revenues and net income in the past, and if we fail to establish new online advertising relationships or expand existing relationships in the future, our operating results could be harmed. Conversely, one or more of these companies might terminate or decide not to renew their relationships with us, or change their business focus in a way that harms our business by providing fewer visitors or introducing competitive services. Moreover, some of our agreements with third-party websites and search engines are terminable by these parties with little or no notice. If we have fewer visitors to our websites, we may generate less revenues from the sales of our services.

A website or search engine that displays advertisements for our services or that offers our services through a link to our websites may choose to move these advertisements or links to a less prominent place on its website, in which case the volume of traffic that the website or search engine generates for us will decrease. Similarly, the search engines that direct traffic to our websites both through algorithmic search results produced by the search engine and by purchased listings on the search engine’s website may modify their search algorithms in ways that make our services appear less prominently or frequently in search results, or may establish or change the eligibility rules for purchasing listings that may require us to change how we offer our services.

One or more third-party websites may attempt to charge more for advertisements or links, may charge more for purchased listings or may otherwise attempt to restructure their pricing relationship with us, for example, from revenue-sharing to cost-per-click pricing of advertisements. In addition, the prices for keyword advertising may increase due to market factors such as the increase in popularity of Internet advertising, which could lead to competition for scarce advertising slots. In any of these circumstances, our operating expenses may increase, which would lead to reduced operating margin, or traffic to our websites could decrease and our revenues could decline.

We may not succeed in cross-selling or up-selling additional services to our customers.

We seek to acquire customers based on their interest in one or more of our services and then offer additional or enhanced services to those customers. If our customers are not interested in our additional or enhanced services, or have an adverse experience with the services in which they were initially interested, the sale of additional or enhanced services to those customers and our ability to increase our revenues could be adversely affected.

If we are not successful in developing new information services, our operating results may be harmed.

A majority of our revenues in 2008 and the first six months of 2009 were derived from sales of our information services offerings. Our operating results could be substantially harmed if sales of any of these services were to decline or if we are not successful at enhancing these services or developing or acquiring new services to meet customer requirements. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to develop new services to increase the breadth of our service offerings, our business and operating results may be adversely affected.

If we are unable to increase repeat purchase activity, our revenue growth and operating margin will be harmed.

Sales and marketing expenses related to acquiring new customers are our largest operating expense. Repeat purchase activity reduces this operating expense by lowering our average customer acquisition cost. Our ability to generate repeat purchase activity will depend on our ability to generate compelling new service offerings and to provide a positive customer experience and high-quality customer support. If we are unable to maintain loyal customers and generate increased repeat purchase activity from these customers, our revenue growth and operating margin could be harmed.

Because our business depends on our reputation for high quality services and data integrity, if the information that we deliver to customers is unreliable or incomplete, or is perceived to be unreliable or incomplete, our business will be harmed.

We believe that the primary benefits that cause customers to purchase our information services are the accuracy, relevancy and completeness of our information. Moreover, we compete against offline providers of information services with respect to some of our service offerings, and for us to be successful, customers must perceive our services to be as reliable as services provided by our competitors, which often involve human analysis and review. The information that we provide is based on data that we collect from many online and offline sources, and we rely on the accuracy, relevancy and completeness of this underlying data. Sometimes information provided to our customers contains inaccuracies. Some of our information may be deemed incomplete; for example, information concerning litigation does not contain any federal civil litigation other than bankruptcy. If our service offerings provide inaccurate, irrelevant or incomplete information, or if this information is otherwise not useful for our customers’ needs, then our reputation will be harmed and sales of our service offerings will decline.

We may not be able to grow our business and our operating results may be adversely affected unless we generate greater brand recognition and market awareness of our services and increase quality traffic to our websites in a cost-effective manner.

We derive most of the visitors to our websites from third parties that we compensate for this traffic. Sales and marketing expenses accounted for a majority of our operating expenses for 2008 and the first six months of 2009, and customer acquisition costs related to online advertising arrangements was the largest component. If we do not increase the number of direct visitors to our websites and reduce our reliance on third-party traffic, our ability to improve our operating margin and grow our business will be limited. We must generate greater awareness of our brand and the services we offer in order to increase the proportion of direct visitors to our websites. We expect that we will need to engage in online and offline advertising, in addition to our existing customer acquisition advertising relationships, in order to generate greater brand awareness. There is no guarantee that these advertising efforts will be effective in generating increased direct traffic and generating and sustaining greater brand awareness, or that these efforts will be more cost-effective than our online advertising relationships.

In addition, we believe that growth of our customer base and future revenue growth depends on making our services appeal to a wider segment of the population. We must expand our range of services to appeal to wider segments of the online user population, and must engage in marketing efforts that will be effective in appealing to wider audiences.

We intend to acquire domain names, services, technologies and businesses to facilitate development of new services and to increase customer traffic, but if we are unable to make acquisitions, or if we do not realize the anticipated benefits of acquisitions, our operating results could be harmed.

We have acquired domain names, services, technologies and businesses in the past, and expect to continue to do so in the future. For example, in November 2006, we acquired IntelliSense Corporation, an employment screening business, in December 2008, we acquired Zaba, Inc., a people search website, and in April 2009, we acquired the assets of Spock Networks, Inc., a people search technology company. Any acquisition could require significant capital outlays and could involve many risks, including, the following:

•	integrating the operations, systems, employees, benefit programs, services and technologies of the acquired business into our existing business, workforce and services can be complex, time-consuming and expensive;

•	domain names that we acquire may not generate the levels of traffic to our websites that we anticipate;

•	we may be required to record substantial accounting charges, including amortization or impairment charges, which could affect our operating margin;

•	an acquisition may involve entry into geographic or business markets in which we have little or no prior experience;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may require action to comply with certain privacy and data security laws and may implicate privacy and data security laws with which we had not previously been required to comply;

•	we may incur debt in order to fund an acquisition, or we may assume debt or other liabilities of the acquired company, as we did with some of our previous acquisitions; and

•	we may have to issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership position and could adversely affect the price of our common stock.

We may not be able to identify or consummate any future acquisitions on favorable terms, if at all. If we do complete an acquisition, the financial markets or investors may view the acquisition negatively. Even if we successfully complete an acquisition, it could adversely affect our business, and the anticipated benefits of any acquisition may not be realized or we may be exposed to unknown liabilities. For example, we recently settled litigation arising out of our 2005 acquisition of Qwil Company, that resulted in a settlement payment of $7.0 million. In addition, we may not be able to secure any necessary additional debt or equity financing to complete an acquisition on favorable terms, if at all.

Any of these factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.

We depend on our leadership team, particularly our Chief Executive Officer and the Chairman of our board of directors. The loss of any of our senior management could adversely affect our future operating results.

Our future success will depend on the ability of our executive management, under the direction of our board of directors, to operate effectively. The loss of any of our senior management—particularly Naveen Jain, who is one of our founders and our Chief Executive Officer and President—could adversely affect our future operating results. We believe that Mr. Jain has been critical to the development of our corporate culture and strategic focus, and has been instrumental in the growth of our business to date. If we lose the services of Mr. Jain, our corporate culture and strategic focus could be negatively impacted, which could adversely impact our ability to achieve future growth. Mr. Jain has been a defendant in several high-profile lawsuits. Mr. Jain has devoted significant attention to these litigations at various times, and certain of these actions have received media attention. There can be no assurance that Mr. Jain will not be a defendant in additional litigation in the future. Any future litigation could distract Mr. Jain from his activities as our Chief Executive Officer and President, and harm his reputation and consequently our business. Negative publicity about litigation involving Mr. Jain may hurt our hiring efforts.

The loss of any of our directors, particularly the Chairman of our board, Admiral William Owens, could adversely affect our operating results. For example, Admiral Owens has been instrumental in attracting high quality individuals to serve on our board of directors and has helped us enter into important business relationships. As such, the loss of his services could adversely affect these areas of our business.

Our arrangements with our employees, including Mr. Jain and our other executive officers, are at-will, and therefore may be terminated at any time by us or the employee. In addition, a significant portion of the stock options and restricted stock units held by several of our executive officers are vested, which presents the risk that these individuals may lack sufficient economic incentive to continue their employment with us in future periods.

If our security measures are breached and unauthorized parties obtain access to customer data, our reputation might be harmed, potential and current customers might cease purchasing our services and we could be subject to regulatory penalties and litigation.

If unauthorized parties succeed in penetrating our network security or otherwise misappropriate our customers’ personal or payment card information, we could be subject to liability and could face reduced customer confidence in our services. If we experience breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against or alleviate these problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures and our reputation could be harmed and we could lose current and potential customers. Because of our increased profile as a result of our becoming a public company, we may become subject to more frequent attempts to breach our data security.

The Federal Trade Commission, or FTC, and state agencies have inquired about or investigated the use and disclosure of consumers’ personal information by us along with various other Internet companies. The federal government has also enacted laws, such as the Fair Credit Reporting Act, or the FCRA, the Gramm-Leach-Bliley Act and the Drivers Privacy Protection Act, protecting the privacy of consumers’ nonpublic personal information. Our failure to comply with existing laws, including those of foreign countries, or the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct our business, could increase the costs of operating our business.

The planned conversion of our financial information systems and business intelligence systems to meet our continuing growth may adversely affect our ability to manage our business and report as a public company.

We plan to convert from our existing financial information and business intelligence systems to a new system that we expect to meet our current and future requirements based on our growth. The conversion of complex information systems is inherently risky and should the conversion be delayed or encounter problems in being implemented, our ability to report as a public company and manage our business could be jeopardized.

System failures could lead to decreased sales and to customer perception that our services are unreliable.

We have experienced system failures or brief outages in the past, and will likely experience future system failures or outages that disrupt the operation of our websites and harm our business. Our revenues depend in large part on the volume of traffic to our websites. Accordingly, the performance, reliability and availability of our websites, servers for our corporate operations and infrastructure are critical to our reputation and our ability to generate a high volume of traffic to our websites and to attract and retain customers.

We regularly attempt to expand and enhance our technology and network infrastructure and other technologies to accommodate increases in the volume of traffic on our websites and the number of customer transactions we can process. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. We cannot predict whether additional network capacity will be available on commercially reasonable terms from third-party suppliers as we require it. In addition, our network or our data suppliers’ networks may be unable to download data effectively or to maintain data transmission capacity sufficiently high to process orders, especially if the volume of customer orders increases.

Our corporate headquarters, computer hardware operations and backup systems are located at our facilities in the Seattle area, which is seismically active, and are at risk for earthquakes and volcanoes. If these locations experienced a significant system failure or interruption, our business would be harmed. Currently, these facilities do not provide the ability to switch immediately to another back-up site in the event of failure of the main server site. This resulting downtime could result in increased costs, lost revenues and reputational damage, which would be detrimental to our business.

Adverse conditions in the general economy, including declines in consumer spending, may adversely affect our business, operating results and financial condition.

Our performance is subject to general economic conditions and their affect on levels of consumer spending, which have recently deteriorated significantly and may remain depressed, or deteriorate further. Factors having an effect on discretionary consumer spending include general economic conditions, higher levels of unemployment, increased consumer debt, tightening of consumer credit, and reductions in net worth.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. Since consumers may consider purchases of our services discretionary, declines in consumer spending could have an adverse effect on our business. Continuation of, or unfavorable changes in, the above factors or in other business and economic conditions could result in reduced revenues, lower profit margins and other adverse effects on our financial condition and operating results.

Our relationships with our vendors, advertisers and distributors may also be affected by the economic recession. Some of our vendors, advertisers and distributors may experience cash flow difficulties and difficulties accessing lines of credit or complying with debt covenants, or even continued viability. For example, in the second quarter of 2009 we reserved approximately $1.3 million related to a deposit with a business vendor that filed for bankruptcy. This reserve materially affected our results for the second quarter of 2009. If any of our other vendors, advertisers or distributors were forced to reduce their operations or to file for bankruptcy protection, it would be more difficult for us to conduct our business as we have in the past and could have a material adverse effect on our business.

If the data that we obtain from government and private sources becomes unavailable or more expensive, our costs will increase and our operating margin will decline.

Our information services depend on the continual availability of data from many external online and offline sources. For example, we obtain information from public filings, information companies and government authorities, and we rely on a large number of court vendors to complete local courthouse searches. Information provided by commercial sources may become unavailable if one or more providers change business practices, are sold or go out of business or suffer system downtimes, or as a result of other factors. We do not have multi-year agreements with some of our data suppliers. Moreover, changes in federal, state or local laws and regulations, including privacy laws, and unavailability of online public databases and other public records might contribute to the unavailability of source data. The loss or temporary unavailability of one or more sources of data might reduce the completeness and reliability of the information we provide, or reduce the breadth of our service offerings. In addition, source data that is currently obtainable without charge or at a low cost might become more expensive, which could require us to raise our prices or make it too costly for us to gather that information. Any of these factors could materially harm our operating results, financial condition and business operations.

We face competition from a wide variety of online and offline companies in the different markets for our service offerings, and we expect to face increased competition, particularly online. If we do not compete successfully, our business, financial condition and operating results will be adversely affected.

We operate in rapidly evolving and competitive markets, competing primarily with large, diversified online and offline service providers, as well as small firms and individuals. These competitors include online and offline background check and information verification service providers, large diversified Internet companies, national credit repositories and online address and phone number directories. We anticipate that as the market for our services grows and we develop and expand our service offerings, we will encounter increased competition from new and existing competitors. As we develop new service offerings, we expect that we will be exposed to new competitive threats. Many of these actual or potential competitors may have greater resources, more brand recognition and consumer awareness, greater international scope and larger customer bases than we do. We may be unable to maintain or strengthen our competitive position in our markets, especially against larger competitors. As competition intensifies, we may become more reliant on our advertising relationships, which may reduce our bargaining leverage and make us more susceptible to financial harm if any of these relationships are subsequently terminated. If we do not compete successfully, our business and operating results will be adversely affected.

The competitive landscape for online information services is extremely fragmented, with widespread availability of alternative services at different price points. As this market evolves, consumer demand and competitive service offerings may emerge that undermine demand for or impose pricing pressures on our services, which could result in reduced revenues and operating margin. Because few businesses have had success charging consumers for information or information-related services over the Internet, it is possible that competitors employing an advertising-supported business model with free or low-price information service offerings may emerge. If this were to occur we might be required to reevaluate our business model and pricing structures.

We are a young company that has grown rapidly, and if we are not successful in managing our expected expansion, our business could be harmed.

In recent years, we have expanded our operations and our employee headcount significantly, and we anticipate that further expansion will be required to realize our growth strategy. For example, from January 1, 2008 through September 30, 2009, our number of full-time employees increased from 139 to 299. To manage this expected growth, we will need to attract, hire, retain and motivate highly skilled officers, managers and employees, improve existing systems and implement new infrastructure and systems relating to our operations and financial controls. In addition, we intend to continue to expand our operations by offering new and enhanced services and by expanding our market presence through relationships with third parties. We may not be able to accomplish this expansion in a cost-effective or timely manner, or these efforts may not increase the overall market acceptance of our services. Expansion of our operations in this manner could also require significant additional expenditures and strain our management, financial and operational resources. If we are unable to manage the growth we expect in our operations, we may be unable to execute our business model. This, in turn, could make us more vulnerable to competitive pressure and harm our business.

The market for information services is at an early stage of development, and if it does not develop as quickly as we expect, our business will be harmed.

The market for information services is at an early stage of development, and it is uncertain whether high levels of demand for these services will emerge and be sustained. Our success will depend to a substantial extent on whether these services achieve high levels of market acceptance among consumers and enterprises. Historically, only a limited number of companies have had success charging consumers for information or information-related service offerings over the Internet, and increased market acceptance of these services will depend on whether a broad segment of the consumer and enterprise markets demonstrates a willingness to pay for these services. Other factors that may affect market acceptance include:

•	awareness by consumers and enterprises of the availability of information services provided over the Internet;

•	the accuracy, reliability and security of these services;

•	availability at a reasonable cost of the underlying data that are used to provide these services;

•	whether new search tools or other offerings emerge that render these services obsolete; and

•	the quality of the customer experience and levels of customer service provided by information service providers.

If demand for these services among consumers and enterprises does not develop, or does not develop at the rate that we expect, then our long-term prospects and operating results will be harmed.

Our Identity Protect service depends in part on our ability to receive credit-related data from third parties promptly. If either the third party’s transfer of data to us, the data’s accuracy, or our relay of data to the customer is compromised, sales of our identity protection services could be harmed.

We generate a significant portion of our revenues from our Identity Protect service. This service is based in part on our ability to alert consumers quickly of changes in their credit and personal data. If the customer is unaware of the change, there is a chance someone else made the change and is improperly using our customer’s identity or credit. We depend on third parties to provide us with information about changes to our customers’ credit and personal identifying information. If these third parties fail to provide us with this information accurately and quickly, or we fail to relay the information to our customers accurately and quickly, the value of our service to consumers could be harmed, or we could be subject to adverse publicity or legal liability.

If we are unable to market and sell services beyond our existing target markets and to develop new services to attract new customers, our operating results may suffer.

We have developed services and implemented marketing strategies designed to attract small business owners and consumers to our websites and encourage them to purchase our services. We believe we will need to address additional markets and attract new customers to grow our business. To access new markets and customers, we expect that we will need to develop new services that address their needs. Failure to develop new services, expand our business beyond our existing target markets and customers, and address additional market opportunities could harm our business, financial condition and operating results.

Our market may undergo rapid technological change, and any inability to meet the changing needs of our industry could harm our financial performance.

The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, the frequent introduction of new services embodying new technologies and the emergence of new industry standards and practices could make our services and systems obsolete. The rapid evolution of Internet-based applications and services will require that we continually improve the performance, features and reliability of our services. Our success will depend, in part, on our ability to:

•	develop or acquire new services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We have elected to develop substantially all of our services internally, rather than licensing or acquiring technology from third-party vendors. The development of new services is complex, and we may not be able to complete development in a timely manner, or at all. Our internal development teams may be unable to keep pace with new technological developments that affect the marketplace for our services. If relevant technological developments or changes in the market outpace our ability to develop services demanded by current and prospective customers, our existing services may be rendered obsolete, and we may be forced to license or acquire software and other technology from third parties, or we may lose existing customers and fail to attract new customers. If we are forced to shift our strategy toward licensing our core technology from third parties, it could prove to be more costly than internal development and adversely impact our operating results.

The development of services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or to adapt our internally developed technologies and services to customer requirements, emerging industry standards or regulatory requirements. In addition, as we offer new services and functionality, we will need to ensure that any new services and functionality are well integrated with our current services, particularly as we offer an increasing number of our services as part of bundled suites. To the extent that any new services offered by us do not interoperate well with our existing services, our ability to market and sell those new services would be adversely affected and our revenue level and ability to achieve and sustain profitability might be harmed.

Any international expansion exposes us to business risks that could limit the effectiveness of our growth strategy and cause our operating results to suffer.

We intend to explore opportunities to offer information services in international markets in the future. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels, and managing foreign personnel and operations will require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively affect our operating results, including:

•	compliance with foreign laws, including more stringent laws relating to the privacy and protection of data;

•	reduced availability of data from public, publicly available and private sources due to foreign laws and absence of business arrangements with foreign sources of data;

•	incompatibility of foreign data formats and languages with our current platform;

•	the lower level of adoption of the Internet in many international markets;

•	management, communication and integration problems resulting from cultural differences and geographic dispersion;

•	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

•	difficulties in protecting intellectual property rights in international jurisdictions;

•	political and economic instability in some international markets;

•	sufficiency of qualified labor pools in various international markets;

•	established foreign competitors;

•	currency fluctuations and exchange rates; and

•	potentially adverse tax consequences or inability to realize tax benefits.

We may not succeed in our efforts to expand our international presence as a result of the factors described above or other factors that may have an adverse impact on our overall financial condition and operating results.

Our future revenue growth depends in part on our strategy of expanding sales to enterprise customers, and if we are not successful in adding and retaining enterprise customers, our revenue growth may be impaired.

One of our strategic objectives is to expand the sales of our services to enterprise customers, which accounted for approximately 7.0% of our total revenues in 2008, and 5.9% of our total revenues in the first six months of 2009. Sales to enterprise customers present different challenges than sales to consumers, including different sales and marketing approaches, a longer sales cycle and a lower operating margin. We also face different competitors in the enterprise market than we encounter in the consumer market, many of which are larger and better established than us. If we are not successful in adding and retaining enterprise customers, our revenue growth may be impaired, which could harm the price of our common stock.

To the extent the availability of free or relatively inexpensive Internet access to information increases, the demand for our services may decrease, which could harm our business.

Public sources of free or relatively inexpensive information have become increasingly available, particularly through the Internet, and we expect this trend to continue. Government agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive information may reduce demand for our services. To the extent that customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public sources, our revenues could decrease, which might have an adverse effect on our business, financial condition and operating results.

Risks Related to Litigation and Government Regulation

Our operating results depend significantly on our ability to acquire and use customers’ billing information. If the rules are changed to make it more difficult to acquire and use customers’ billing information provided for one transaction in another transaction for the same consumer, our operating results could be harmed.

In May 2009, the Chairman of the U.S. Senate Committee on Commerce, Science and Transportation sent a letter to two marketing companies that acquire consumer billing information through other companies’ online retail sites. The letter seeks information about this practice, which it calls controversial and subject to an inordinate number of consumer complaints. We have a relationship with Adaptive Marketing, a subsidiary of one of these companies, pursuant to which we have provided Adaptive Marketing with consumer billing information for consumers who have purchased one or more of our services and had indicated their intent to purchase a service from Adaptive Marketing. We have relationships with other online retail sites pursuant to which they provide consumers’ billing information to us, after the consumer has purchased a product or service from that online retail site and has also indicated he or she wanted to purchase a service from us. Similarly, we use consumer billing information provided when a consumer purchases one of our services in connection with selling the same consumer another of our services, particularly subscription services that generate a significant portion of our revenues. If the rules and regulations applicable to the practice of transferring consumer billing information between companies or in connection with intra-company add-on purchases are changed to disallow either practice or to make it more difficult to engage in either practice, our revenues would be materially adversely affected. In addition, recent state legislative proposals would require, and some recent class action settlements have required, that consumers re-enter credit card information to confirm online purchases. We believe these requirements reduce customer willingness to enter into such transactions, and, if applicable to us, would likely reduce our revenues.

Changes in laws and regulations governing access to public information and the collection or sale of publicly available information could make it more difficult for us to conduct business.

Because we use personal information in providing our information services, we are subject to government regulation and vulnerable to adverse publicity. We provide many types of data and services that already are subject to regulation under the FCRA, Gramm-Leach-Bliley Act, Drivers Privacy Protection Act and, to a lesser extent, various other federal, state and local laws and regulations. Violation of these laws or regulations may result in substantial fines, judgments and other penalties.

These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace. However, many consumer organizations, privacy advocates and government regulators believe the existing laws and regulations do not adequately protect privacy. These groups have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and date of birth data. As a result, there is an effort to impose restrictions on the dissemination or commercial use of personal information.

Many states have enacted laws to protect personal information or to give consumers more information about how their personal information is used, and restrictions on the dissemination or commercial use of personal information by the public and private sectors may be adopted in the future. For example, the Washington State Legislature recently adopted legislation prohibiting companies from selling cell phone directory services without an express opt-in by cell phone owners, which was a service we had begun to offer and subsequently discontinued as a result of this new requirement.

The following legal and regulatory developments could have a material adverse effect on our business, financial position and operating results and could result in substantial regulatory compliance and litigation expenses:

•	amendment, enactment or interpretation of laws and regulations that restrict the access to and use of personal information and reduce the supply of data available to customers;

•	additional restrictions or requirements or increases in data prices implemented by credit bureaus and other providers of data;

•	changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing;

•	failure of our services to comply with current laws and regulations; and

•	failure of our services to adapt to changes in the regulatory environment in an efficient, cost-effective manner.

Further, laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent and restrictive. These regulations could affect the costs and effectiveness of communicating over the Internet, adversely affect the demand for our services, or the efficiency of our advertising, or otherwise harm our business, operating results and financial condition.

We are the subject of a Washington State Attorney General investigation about third-party subscription services advertised on our websites and our own Identity Protect subscription services. This inquiry could result in fines or other remedies that could adversely affect our business.

The office of the Washington State Attorney General has started a formal inquiry, including depositions of some of our executives, about some of our business practices, particularly those involving our business relationship with Adaptive Marketing and associated with our sales of subscription services. These programs have been the fastest growing sources of our revenues over the past two years, and if the Washington State Attorney General’s office concludes that the critical components of these services must be changed, or imposes fines or penalties on us, or precipitates negative publicity about these services, our revenues and operating results could be adversely affected.

We are the subject of a Federal Trade Commission investigation about our compliance with the Fair Credit Reporting Act, which could result in fines or other remedies that could adversely affect our business.

The FTC has commenced an inquiry into our compliance with the FCRA. At the conclusion of its investigation, the FTC may impose monetary penalties or other restrictions on us, which could have a material adverse effect on our business. While we believe that our enterprise screening services are FCRA-compliant, we do not know whether the FTC will take the view that the FCRA is also applicable to our delivery of consumer information services such as our background check and nanny check services. A determination by the FTC that the FCRA covers delivery of consumer services could have a material adverse effect on our business. In 2005, the FTC levied penalties of $15 million against one of our competitors for violations of the FCRA and the FTC might impose monetary penalties, which also could have a material adverse effect on our business.

Class action complaints for alleged unfair and deceptive business practices could harm our reputation and operating results.

Complaints from customers about our services, third party services and the marketing of those services may from time to time result in class actions litigation against us. For example, on August 31, 2009, a resident of the state of California filed an action against us and Adaptive Marketing in Federal Court in California. The complaint alleges causes of action for unfair and deceptive business practices, false advertising, breach of financial privacy and conversion. The complaint is a purported class action complaint on behalf of all similarly situated California residents. More specifically, the complaint alleges that we have not adequately disclosed the terms of our Identity Protect service offer and have not obtained proper approval from consumers before debiting consumer bank accounts or charging consumer charge cards. The complaint also alleges that Adaptive Marketing has not adequately disclosed the terms of its post-transaction offers appearing on our websites and that we improperly transferred consumers’ credit card information to Adaptive Marketing without obtaining proper approval.

Any such purported class action lawsuit, and any other private or governmental claims or actions that may be brought against us in the future relating to these programs, could cause us to incur substantial legal fees to defend claims or result in our being obligated to pay substantial damages. These fees and damages could be disproportionate to the revenues we generate through these programs, which would have an adverse effect on our operating results. Even if we are successful in defending against these claims, the time spent doing so may cause management distraction. In addition, customer dissatisfaction, or a significant reduction in, or termination of, membership offers on our website as a result of these claims, could harm our brand, revenues and profitability.

We could face liability based on the nature of our services and the information we report, which may not be covered or fully covered by insurance.

We face potential liability from individuals, classes of individuals, customers or regulatory bodies for claims based on the nature, content or accuracy of our services and the information used and reported by us. This potential liability includes claims of non-compliance with laws and regulations governing our services and claims of defamation, invasion of privacy, negligence, and copyright, patent or trademark infringement. In some cases, this potential liability may be determined without fault.

Insurance may not be adequate to cover us for all risks to which we are exposed or may not be available to cover these claims at all. For example, punitive damages, which generally are not covered by insurance, may be available under the FCRA to consumers for the failure to comply with the FCRA. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our business, financial condition and operating results.

We may be subject to costly litigation arising out of information presented on our websites or collected in connection with our employment screening services, and the litigation could have a material adverse effect on our business if decided adversely.

In the proper circumstances, individuals, businesses and government agencies may rely on our information services in making hiring decisions and conducting background checks of potential business partners. If our services provide inaccurate information, individuals seeking employment may be denied opportunities on the basis of that information. Conversely, if the information provided by our services is erroneous or incomplete, employers may hire someone with a fraudulent resume or business credential, or a criminal record. We may face potential liability in any of these situations, with potential claims such as defamation, breach of contract and negligence. For example, in the past we have faced a claim because we reported that a person had been convicted of criminal activity when the person had merely been charged with the activity. Some laws require us to withhold disclosure of identifying information regarding certain individuals in some circumstances; however, because an individual’s identifying information may change without our knowledge, the individual may still be searchable in our database.

From time to time, we have been subject to lawsuits by potential employees of our customers, alleging that we provided inaccurate or improper information that negatively impacted the customers’ hiring decisions. Such claims and similar lawsuits in the future could divert the attention of our management, subject us to equitable remedies relating to the operation of our business and provision of services and result in significant legal expenses, any of which could have a material adverse effect on our business, financial condition and operating results.

We could be subject to legal claims, government enforcement actions and damage to our reputation if we or our customers fail to comply with federal, state and foreign laws, regulations or policies governing consumer privacy, which could materially harm our business.

Recent growing public concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. The U.S. Congress has considered, and will continue to consider, legislation regarding privacy and data security measures (for example, the Personal Data Privacy and Security Act of 2009). Any failure by us to comply with applicable federal, state and foreign laws may result in, among other things, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability, and materially harm our business.

Third parties may bring class action lawsuits against us relating to online privacy and data collection. We disclose our information collection and dissemination policies, and we may be subject to claims if we act or are perceived to act inconsistently with these published policies. Any claims or inquiries could be costly and divert management’s attention, and the outcome of these claims or inquiries could harm our reputation and our business.

Our customers could improperly use the information on our websites, and we may be held liable.

Our customers are also subject to various federal and state laws concerning the collection and use of information regarding individuals. For example, the FCRA regulates the way information that may be available through our websites may be used in connection with background checks for employment, insurance, tenancy and real estate. We cannot assure you that our customers are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. We may be held liable if our customers use our services in a manner that is not in compliance with these laws or their own stated privacy policies.

We may be required to indemnify our customers or data suppliers, which could have a material adverse effect on our cash flow, operating results and financial condition.

Some of our customer and data supplier contracts contain indemnification provisions that require us to indemnify our customers and suppliers against certain claims, including those for improper use of information, non-compliance with applicable laws and regulations and intellectual property infringement. To the extent these claims are successful and are not covered by our insurance coverage, these obligations could have a material adverse effect on our cash flow, operating results and financial condition.

The introduction of tax laws targeting companies engaged in electronic commerce could materially adversely affect our business, financial condition and operating results.

We file tax returns in those states where existing regulations applicable to traditional businesses require these filings. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-jurisdiction companies, such as ours, that engage in or facilitate electronic commerce. A number of proposals have been made at various government levels that could impose taxes on the sale of services through the Internet or on the income derived from these sales. These proposals, if adopted, could substantially impair the growth of electronic commerce and materially adversely affect our business, financial condition and operating results.

The moratorium on certain U.S. federal, state and local taxation of online services and electronic commerce has been extended by the U.S. Congress to November 1, 2014. Any future imposition of these taxes could materially adversely affect our business, financial condition and operating results.

Laws governing Internet communications and commerce over the Internet could adversely affect our business.

The legal and regulatory environment pertaining to the Internet is uncertain and may change in the future. New laws may be passed, existing laws may be deemed to apply to the Internet or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect, among other things, user privacy and security issues, consumer protection, transfer of and charges to credit cards, sales tax and other taxes, and cross-border commerce.

The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communication, commerce and advertising. In addition, it could increase our costs of doing business, subject our business to increased liability or prevent us from delivering our services over the Internet, thereby harming our business and operating results.

If a third party asserts that we are infringing its intellectual property, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, which could harm our competitive position, operating margin and financial condition.

The Internet, software and technology industries are generally characterized by the importance of trade secrets, patents, trademarks, service marks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other types of communications. For example, in the past we have been the subject of a trademark infringement claim. If a third party successfully asserts a claim that we are infringing its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable, or at all, or may result in injunctive relief prohibiting the sale of our services. As not all currently pending patent applications are publicly available, we cannot anticipate all possible claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims will increase as the number of services and competitors in our industry grows. These claims against us, whether or not successful, could:

•	divert our management’s attention;

•	result in costly and time-consuming litigation;

•	require us to seek to enter into royalty or licensing agreements, which might not be available on acceptable terms, or at all; or

•	require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed a third party’s intellectual property rights, our legal defense could require us to expend significant financial and management resources and may prove unsuccessful.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights, and failure to do so could harm our business and operating results.

To establish and protect our intellectual property rights, we currently rely primarily on trade secret laws, confidentiality and non-compete restrictions and trademarks, all of which offer only limited protection. We enter into agreements with our employees and contractors, and parties with which we do business, in order to limit access to and disclosure of our proprietary information. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours and our intellectual property protection may not prevent these competitors from selling services similar to ours.

We currently have no issued patents, and existing patent applications may not result in issued and valid patents. Any future issued patents or registered trademarks or service marks might not be enforceable or provide adequate protection for our proprietary rights.

Because of the global nature of the Internet, our websites can be viewed worldwide. However, we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services become available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Some of our services utilize “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our services utilize software licensed by its authors or other third parties under so-called “open source” licenses, including, but not limited to, the GNU General Public License, GNU Lesser General Public License, the Mozilla Public License, the BSD License, the PHP License, the MySQL License and the Apache License. Some of those licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, that we provide notices with our services, and/or that we license any modifications or derivative works under the terms of a particular open source license or other license granting certain rights of further use to third parties. If we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any applicable open source license, we could be subject to liability for copyright infringement damages and breach of contract for our past distribution of that particular open source software. In addition, we could be enjoined from selling our services that contained the open source software and required to make the source code for the open source software available, to grant third parties certain rights of further use of our software or to remove the open source software from our services, which could disrupt our distribution and sale of some of our services.

We may be subject to and in violation of state private investigator licensing laws and regulations, which could adversely affect our ability to do business in some states and subject us to liability.

The laws and regulations relating to private investigator licensing requirements vary by state. If we do not comply with these laws and regulations, we may be subject to penalties or restrictions on our ability to continue our operations in certain states. We are not currently licensed as a private investigator in any state. We cannot assure you that we will not receive inquiries from, or be subject to, enforcement actions by state agencies. If we are required to cease or limit our operations in one or more states, it could have a material adverse effect on our business, financial condition and operating results.

Risks Related to This Offering and Our Common Stock

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,     % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

An active, liquid and orderly trading market for our common stock may not develop.

Prior to this offering, there has been no public market for any shares of our common stock. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our operating results or those of our competitors;

•	our ability to develop and market new and enhanced services on a timely basis;

•	announcements by us or our competitors of significant acquisitions, new services, material contracts or new commercial relationships;

•	changes in the makeup of competition for our various service offerings;

•	commencement of, our involvement in, or results of litigation;

•	a determination by the FTC that our consumer services are regulated by the FCRA;

•	changes in federal, state or local regulation affecting our business;

•	negative media coverage or legislative action focusing on us or our industry;

•	changes in earnings estimates or recommendations by any public market analysts who elect to follow our company;

•	whether any public market analysts choose to follow our company and continue to follow our company;

•	any major change in our board of directors or management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for the shares of Internet companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market prices of companies’ stock, including ours, regardless of their actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of 10,000,000 shares of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt or that could be used in connection with the adoption of a stockholder rights plan, or “poison pill”;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling special meetings, which may deter a takeover attempt; and

•	require advance notice of stockholder actions to be taken at a meeting of our stockholders.

In addition, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board of directors were considered beneficial by some stockholders.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $      in net tangible book value per share from the price you paid, based on the pro forma net tangible book value of our common stock at June 30, 2009 and an assumed initial public offering price of $      per share. If previously granted options to purchase shares of our common stock are exercised, additional dilution will occur. As of June 30, 2009, options to purchase 4,066,974 shares of our common stock at a weighted average exercise price of $5.24 per share were outstanding.

Future sales of shares by our existing stockholders or option holders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of September 30, 2009, after this offering we will have a total of           shares of our common stock outstanding. Of these shares, the           shares of common stock to be sold in this offering will be freely tradable in the public market. Of the remaining 23,897,252 shares,           shares are subject to 180-day lock-up agreements between our stockholders and Deutsche Bank Securities Inc. and UBS Securities LLC, which may, in their sole discretion, permit our directors, officers, employees and stockholders to sell shares prior to the expiration of the 180-day contractual lock-up period. The remaining           shares of our common stock will be freely tradable immediately, without restriction, in the public market.

In addition, as of September 30, 2009, 4,103,612 shares underlying outstanding stock options will, to the extent they are exercised, become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Because management has broad discretion regarding the use of the net proceeds from this offering, you may not agree with how we use them, and these proceeds may not be invested successfully.

Our management will have broad discretion with respect to the net proceeds from this offering. We intend to use the net proceeds from the offering for working capital and other general corporate purposes. However, we are continuously seeking new opportunities to apply our information services platform to new service offerings, both within the United States and abroad, and some of the net proceeds may be used in pursuing one or more of these new opportunities. You will be relying on the judgment of our management concerning these uses, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds will be used appropriately. The failure of our management to apply these proceeds effectively could result in unfavorable returns and uncertainty about our prospects, either of which could cause the price of our common stock to decline.

We have never paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would” and “could,” and similar expressions or phrases, identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated growth of and trends in the market for information services provided over the Internet and for information services generally;

•	our ability to anticipate market needs or to develop and release, on a timely basis, new or enhanced services to meet those needs;

•	our ability to maintain our relationships with third-party websites and search engines, to expand those relationships, and to develop new online marketing relationships;

•	our ability to generate greater awareness of our brand and to increase direct traffic to our websites;

•	our ability to compete in our market;

•	our intention to make acquisitions in the future, including our ability to identify acquisition targets and to manage any potential acquisitions successfully;

•	our intention to expand into international markets in the future and our ability to manage this expansion;

•	our future funding needs and ability to obtain funding on acceptable terms;

•	our expectations regarding the use of net proceeds from this offering; and

•	other statements regarding anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as provided by law.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by, among others, BusinessWeek, comScore, eMarketer, IDC and Interactive Advertising Bureau. These publications and reports represent data, research opinions or viewpoints that are not representations of fact. They speak as of their original publication date, not as of the date of this prospectus, and these opinions are subject to change without notice.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock in this offering will be approximately $     , assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our net proceeds by approximately $      million, assuming the number of shares that we offer as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $     .

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to finance our growth, develop new service offerings and fund capital expenditures. In addition, we may choose to expand our current business through potential acquisitions of other complementary domain names, businesses, services or technologies. We do not, however, have any agreements or commitments for specific acquisitions at this time. We also are continuously seeking new opportunities to apply our information services platform to new service offerings, both within the United States and abroad, and some of the net proceeds may eventually be used in pursuing one or more of these new opportunities.

Our management will retain broad discretion in the allocation and use of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we will invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether this investment of the net proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying cash dividends within the foreseeable future. Any future determination to declare cash dividends would be made at the discretion of our board of directors, subject to our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors might deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of convertible preferred stock into common stock on a one-to-one basis upon the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and our estimated offering expenses and (2) the filing of our amended and restated certificate of incorporation in Delaware in connection with the completion of this offering.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2009
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	(In thousands, except share and per share data)

Cash and cash equivalents	$19,149	$19,149	$

Capital lease obligations	76	76
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value: 1,667,500 shares authorized, 1,667,500 issued and outstanding, actual; 1,667,500 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	—	—
Preferred stock, $0.0001 par value: 10,000,000 shares authorized, no shares issued or outstanding, actual, pro forma, and pro forma as adjusted	—	—
Common stock, $0.0001 par value: 100,000,000 shares authorized, 22,146,870 shares issued and outstanding, actual; 100,000,000 shares authorized, 23,814,370 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	2	2
Additional paid-in capital	30,662	30,662
Treasury stock	(3,269)	(3,269)
Retained earnings	17,961	17,961

Total stockholders’ equity	45,356	45,356

Total capitalization	$64,581	$64,581	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters’ option to purchase additional shares of our common stock in this offering is exercised in full, the amount of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ , and we would have shares of our common stock issued and outstanding.

This table excludes the following:

•	4,066,974 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.24 per share.

•	1,341,944 unvested and outstanding restricted stock units; and

•	4,180,472 shares that remain available for issuance pursuant to future awards under our 2005 Stock Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

As of June 30, 2009, the pro forma net tangible book value of our common stock was $19.8 million, or $0.83 per share. The pro forma net tangible book value of common stock gives effect to the conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering.

Assuming our sale of           shares of common stock in this offering at an initial public offering price of $      per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses, the pro forma as adjusted net tangible book value of our common stock as of June 30, 2009 would have been $      , or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2009, before giving effect to this offering	0.83
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution per share to new investors by $     , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The following table shows, as of September 30, 2009, the number of shares of common stock purchased from us (assuming conversion of all preferred shares), the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

Average
	Shares Purchased		Total Consideration			Price per
	Number	Percent	Amount		Percent	Share

Existing stockholders	23,897,252	%		$19,448,484	%	$0.814
New investors

Total		%	$		%

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and tables are based on 23,897,252 shares outstanding as of September 30, 2009, and do not reflect:

•	4,103,612 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.30 per share;

•	1,324,544 unvested and outstanding restricted stock units; and

•	4,069,102 shares that remained available for issuance pursuant to future awards under our 2005 Stock Incentive Plan.

If the underwriters exercise in full their over-allotment option to purchase up to           additional shares from us in this offering, our pro forma as adjusted net tangible book value per share as of September 30, 2009 would be $     , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $      to our existing stockholders and an immediate dilution per share to new investors in this offering of $     . If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

Assuming the exercise in full of outstanding stock options, the pro forma as adjusted net tangible book value as of June 30, 2009 would have been $      per share, representing an immediate dilution of $      per share to new investors in this offering. Assuming the exercise in full of the outstanding stock options, the shares purchased by the new investors would constitute     % of all shares purchased from us, and the total consideration paid by new investors would constitute     % of the total consideration paid for all shares purchased from us. In addition, the average price per share paid by existing stockholders would be $     .

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data for our business. The consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2008 and 2009, and the consolidated balance sheet data as of June 30, 2009 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those consolidated financial statements. You should read this financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statements of Operations Data
(in thousands, except per share data)

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2008	2009
						(unaudited)

Consolidated Statements of Operations Data:
Revenues	$18,122	$44,040	$54,720	$88,529	$122,949	$63,898	$74,184

Costs and expenses:
Content and support	3,162	5,262	6,752	13,895	18,235	8,285	11,246
Sales and marketing	11,015	26,415	35,545	48,194	68,497	31,714	43,741
Product development	825	1,064	1,490	3,328	5,713	2,604	4,436
General and administrative	1,433	1,831	3,916	6,210	10,105	4,660	14,580 (1)

Total costs and expenses	16,435	34,572	47,703	71,627	102,550	47,263	74,003

Operating income	1,687	9,468	7,017	16,902	20,399	16,635	181
Interest and other expenses	—	—	—	(108)	(7)	(4)	(17)
Write-off of initial public offering costs	—	—	—	—	(1,217)	—	—
Interest income	9	39	147	215	287	186	5

Income before income taxes	1,696	9,507	7,164	17,009	19,462	16,817	169
Provision for income taxes	556	3,223	2,647	5,885	7,265	5,902	2,730

Net income (loss)	$1,140	$6,284	$4,517	$11,124	$12,197	$10,915	$(2,561)

(1)	General and administrative expenses include a $7.0 million litigation settlement and a $1.3 million reserve for vendor deposit.

							Six Months Ended
	Year Ended December 31,						June 30,
	2004	2005	2006	2007		2008	2008	2009
							(unaudited)

Net income (loss) per share(1):
Basic:
Class A common stock and common stock	$0.06	$0.31	$0.22	$(0.14)		$0.56	$0.50	$(0.12)
Class B common stock, giving effect to distributed earnings to Class B common stockholders	$0.06	$0.31	$0.22	$1.75	(2)	$—	$—	$—
Diluted:
Class A common stock and common stock	$0.05	$0.28	$0.20	$(0.14)		$0.49	$0.43	$(0.12)
Class B common stock, giving effect to distributed earnings to Class B common stockholders	$0.05	$0.28	$0.20	$1.75	(2)	$—	$—	$—
Shares used in calculation of net income (loss) per share:
Basic:
Class A common stock and common stock	11,900	12,103	12,405	13,235		21,867	21,868	21,860
Class B common stock	8,100	8,100	8,100	7,425		—	—	—
Diluted:
Class A common stock and common stock	13,909	14,380	14,769	13,235		25,100	25,131	21,860
Class B common stock	8,100	8,100	8,100	7,425		—	—	—

Pro forma net income (loss) per share excluding the distribution to Class B common stockholders and assuming the conversion of Class B common stock into Class A common stock as of January 1, 2007 at the conversion ratio of 1-to-1.15 (unaudited)(3):

Basic	$0.06	$0.31	$0.22	$0.51		$0.56	$0.50	$(0.12)
Diluted	$0.05	$0.28	$0.20	$0.45		$0.49	$0.43	$(0.12)
Shares used in calculation of pro forma net income per share:
Basic	20,000	20,203	20,505	21,772		21,867	21,868	21,860
Diluted	22,009	22,480	22,869	24,457		25,100	25,131	21,860

(1)	See Note 2 to our consolidated financial statements regarding the calculation of net income (loss) per share.

(2)	Includes a $14.1 million distribution of earnings to Class B common stockholders, representing the fair value of additional shares of Class A common stock issued to the holders of Class B common stock in excess of shares issuable under the original conversion ratio.

(3)	See “Pro Forma Net Income (Loss) per Share” below regarding pro forma net income (loss) per share.

Pro Forma Net Income (Loss) per Share (unaudited)

We have included in our selected consolidated financial data the presentation of pro forma net income (loss) per share which excludes the distribution to holders of Class B common stock and assumes the conversion of Class B common stock into Class A common stock as of January 1, 2007 at the conversion rate of 1 to 1.15 to provide greater comparability between the periods presented. The change in the conversion ratio was accounted for as a distribution of earnings to holders of Class B common stock. We believe this presentation is useful for an understanding of the trends in our net income (loss) per share.

As discussed in Note 6 to our consolidated financial statements, on November 30, 2007, we amended our certificate of incorporation to change the ratio at which the shares of Class B common stock converted into shares of Class A common stock. Prior to that amendment, each share of Class B common stock was convertible into one share of Class A common stock. Effective with the amendment, each share of Class B common stock was convertible into 1.15 shares of Class A common stock. The change in the conversion ratio resulted in a 1,215,000 share increase in the number of shares of Class A common stock into which the Class B common stock was convertible. We determined that the fair value of the additional shares was $14.1 million.

We determined that the change in the conversion ratio between Class B and Class A common stock was analogous to an inducement offer as defined in SFAS No. 84,“Induced Conversion of Convertible Debt.”

We further decided to treat the induced conversion of Class B common stock in a manner analogous to the treatment of the induced conversion of the preferred stock as prescribed by Emerging Issues Task Force, or EITF, Issue D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.”

As a result, we accounted for the change in the conversion ratio as a distribution of earnings to Class B common stockholders in the amount of the fair value of the additional shares issuable to Class B common stockholders on conversion. This distribution of earnings was deducted from net income to arrive at undistributed net earnings available to common stockholders for the purposes of calculation of earnings per share.

The table below presents the calculation of pro forma net income (loss) per share and the reconciliation of the numerator used for the net income (loss) per share calculation and the numerator used for the pro forma net income (loss) per share calculation (in thousands except per share data):

								Six Months
	Year Ended December 31,							Ended June 30,
	2004	2005	2006	2007	2007	2007	2008	2008	2009
				Class A and
				Class B
				Common on a
				Combined			(2)	(2)	(2)
				Basis Prior to			Class A	Class A	Class A
	Class A and	Class A and	Class A and	Allocation of		(1)	Common	and	Common
	Class B	Class B	Class B	Undistributed	Class A	Class B	and	Class B	and
	Common	Common	Common	Income	Common	Common	Common	Common	Common
								(unaudited)

Pro forma net income (loss) per share excluding the distribution to Class B common stockholders and assuming the conversion of Class B common stock into Class A common stock as of January 1, 2007 at the conversion rate of 1 to 1.15 (unaudited):

Numerator:
Net income (loss)	$1,140	$6,284	$4,517	$11,124	$—	$—	$12,197	$10,915	$(2,561)
Denominator for basic pro forma income per share excluding the distribution to Class B common stockholders	20,000	20,203	20,505	21,772	—	—	21,867	21,868	21,860
Denominator for diluted pro forma income per share excluding the distribution to Class B common stockholders	22,009	22,480	22,869	24,457			25,100	25,131	21,860
Basic pro forma income (loss) per share excluding the distribution to Class B common stockholders	$0.06	$0.31	$0.22	$0.51			$0.56	$0.50	$(0.12)
Diluted pro forma income (loss) per share excluding the distribution to Class B common stockholders	$0.05	$0.28	$0.20	$0.45			$0.49	$0.43	$(0.12)

Reconciliation of the numerator used for basic and diluted earnings per share and the numerator used for pro forma basic and diluted earnings per share excluding the distribution to Class B common stockholders and assuming the conversion of Class B common stock into Class A common stock as of January 1, 2007 at the conversion rate of 1 to 1.15 (unaudited):

Numerator for basic and diluted earnings (loss) per share:
Net income (loss)	$1,140	$6,284	$4,517	$11,124			$12,197	$10,915	$(2,561)
Less:
Distributed earnings to Class B common stockholders in the amount of the fair value of additional Class A common stock issued to the holder of Class B common stock in excess of the original conversion ratio	—	—	—	(14,058)			—	—	—

Undistributed net income (loss) available to common stockholders	1,140	6,284	4,517	(2,934)			12,197	10,915	(2,561)

Net income (loss) available to common stockholders on the allocated basis	$1,140	$6,284	$4,517		$(1,880)	$(1,054)	$12,197	$10,915	$(2,561)

Consolidated Balance Sheet Data
(in thousands)

	As of December 31,					As of June 30,
	2004	2005	2006	2007	2008	2009
						(unaudited)

Cash and cash equivalents	$1,757	$2,983	$5,327	$11,811	$24,876	$19,149
Working capital	685	4,154	4,438	13,011	14,313	14,759
Total assets	5,241	15,933	22,961	39,493	76,528	73,521
Deferred revenue	155	1,119	1,508	1,274	4,684	5,686
Total long-term liabilities	31	1,281	634	384	3,350	2,360
Total stockholders’ equity	2,329	10,358	15,881	29,104	43,779	45,356

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading online information commerce company that provides information services to consumers and enterprises. Our consumer information services include search services and monitoring services that help consumers find information about people, businesses and assets, and manage personal information security risks. Our enterprise information services principally include employment-related screening and management services. We generate revenues primarily from consumers who purchase our services on a pay-per-use or subscription basis, from companies that provide directory services to customers we have referred to them, and from online merchants that provide targeted advertising to our customers.

We sell information services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the United States for September 2009, according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Yahoo! and AT&T, that market our services on their websites and direct visitors to our websites.

We were formed in January 2003 and began offering our People Search service in February 2003 and our Background Check service in April 2003. Since then, we have periodically released new information services, as well as enhancements and variations of our existing services. We also have acquired businesses, domain names and other assets that have extended our network of websites and enhanced our ability to market our services. For example, in August 2005 we acquired Qwil Company, which operated the website www.addresses.com, for a purchase price of $3.8 million in cash and stock; in November 2006 we acquired substantially all of the assets of IntelliSense Corporation, an employment screening business, for $2.5 million in cash and stock; in December 2008 we acquired Zaba, Inc. for $14.0 million in cash; and in April 2009 we acquired substantially all of the assets of Spock Networks, Inc. for $3.7 million in cash and stock.

We generate revenues from the sale of information services, on a pay-per-use or subscription basis, and through advertisements shown to our customers and visitors of our websites. Our revenues have grown from $54.7 million in 2006 to $88.5 million in 2007 to $122.9 million in 2008. Our revenues for the first six months of 2009 were $74.2 million as compared to $63.9 million in the first six months of 2008.

We generated net income of $4.5 million in 2006, $11.1 million in 2007, and $12.2 million in 2008. We incurred a net loss of $2.6 million in the first six months of 2009 as compared to net income of $10.9 million in the first six months of 2008.

Sources of Revenues

We sell our services, which include the license to use our proprietary software to access our platform, primarily to consumers, and since 2005 we have also sold services to enterprise customers. The table below presents our consumer and enterprise revenues for 2006, 2007 and 2008, as well as for the first six months of 2008 and 2009 (in thousands):

				Six Months
	Years Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Consumer Revenues:
Information Services	$51,649	$67,386	$81,197	$36,925	$51,160
Advertising	—	13,043	33,204	22,636	18,637

Total Consumer Revenue	51,649	80,429	114,401	59,561	69,797
Enterprise Revenue	3,071	8,100	8,548	4,337	4,387

Total Revenue	$54,720	$88,529	$122,949	$63,898	$74,184

Consumer Revenues

Consumer revenues include revenues from sales of information services to consumers and fees charged to online marketers for advertising to our customers and visitors to our websites.

Information Services

Our information services include search services and monitoring services:

Search services revenues are primarily generated from sales of our Background Check, Phone Number Verification and People Search services. We sell these services on a per transaction basis and deliver the services over the Internet in the form of reports that can be viewed on screen or printed. Customers typically pay by credit card at the time of purchase over the Internet, and we recognize revenues at the time of the transaction. Unearned revenues are recorded when payments are made by customers for volume purchases of reports in advance of report delivery and amortized into revenues as the reports are delivered. Each transaction is considered a single delivered element. As a result, the entire fee is recognized when the reports are delivered to the customer. We do not provide post-contract support services and have no ongoing obligation after the delivery of the reports.

Revenues from business search fees are earned from online directory services companies and are based on cost-per-search, or CPS, pricing arrangements. Business search revenues are recognized when a user completes a search for information about a business on an Intelius website and the search result is provided by an online directory services company.

Monitoring services revenues consist primarily of sales of our Identity Protect offering. Our monitoring services are sold on a subscription basis, over terms ranging from one month to three years, for which we charge the customer upfront and recognize revenues ratably on a straight-line basis over the subscription period.

For distribution relationships in which we share a portion of the revenues earned through a distributor’s website, revenues are recorded on a gross basis in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Advertising

Advertising revenues are derived primarily from post-transaction advertising and, to a lesser extent, display advertising on our websites. Revenues from post-transaction advertising are based on cost-per-action, or CPA, pricing arrangements. We recognize revenues from CPA arrangements when our customers accept an offer for services of a third-party merchant displayed on an Intelius website. Revenues from display advertising are derived from cost-per-click, or CPC, and cost-per-impression, or CPM, pricing arrangements. In the case of

CPC arrangements, we generate revenues from the display of text and image-based links to the websites of our advertisers, which are placed on our websites. We recognize revenues from these arrangements when a user clicks on the advertisement. Revenues from CPM arrangements are generated from the display of graphical advertisements placed on our websites. We recognize revenues as “impressions,” which is the number of times that an advertisement appears in pages viewed by users of our websites, are delivered.

Enterprise Revenues

Enterprise revenues include the sales of information services, including Employment Screening and Tenant Screening, to businesses and other organizations. We recognize revenues as services are delivered, and we typically bill our enterprise customers monthly based on the quantity of services delivered.

Consumer Transactions

We believe that the number of consumer transactions is an important indicator of trends in our consumer revenue. We generate consumer information services revenues and advertising revenues primarily from consumer transactions on our websites. We define consumer transactions as purchases of consumer information services, including both pay-per-use and monthly subscription charges, net of refunds.

The table below presents the number of our consumer transactions for 2006, 2007 and 2008, as well as for the first six months of 2008 and 2009 (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Consumer transactions	1,893	2,283	3,761	1,680	2,597

Costs and Expenses

Content and Support

Content and support costs consist of content, customer support, credit card processing and website maintenance costs. To provide our information services, we draw on a wide variety of offline and online data sources, including third parties that compile public, publicly available and commercial record information, national credit repositories and government agencies. Content costs, which represent the majority of our content and support costs, consist of fees paid to third parties for content or data and our internal costs of data processing. Our content costs include fixed monthly fee arrangements for unlimited data access, and variable fee arrangements based on data usage. Our content costs should decrease as a percentage of revenues over time as we leverage these data sources across our service offerings and distribution relationships.

Customer support costs reflect compensation-related expenses for our call center employees. Credit card processing costs consist of transaction processing fees that we incur for credit card collections. Website maintenance costs consist of expenses incurred by our network operations, including personnel, depreciation of network equipment, data center lease and operating costs and bandwidth fees. Content and support costs also include allocated facilities and other overhead costs.

Sales and Marketing

Sales and marketing expenses consist of advertising and marketing programs, compensation and related expenses for our enterprise sales force and other marketing personnel and amortization of intangible assets. The majority of our sales and marketing expenses are related to online advertising and marketing initiatives to attract visitors to our websites and sell our services. Our online advertising and marketing relationships require us to make payments according to revenue-sharing, CPC, CPM or fixed-fee pay structures. We also incur additional expenses to develop our brand, including expenses relating to broadcast and print advertising, trade shows, marketing collateral and public relations. These costs should decrease as a percentage of revenues over time as we increase the number of our service offerings and develop direct relationships with our consumer base to drive more repeat purchases. To the extent that online advertising costs rise, we may incur unanticipated, significant increases in the costs of attracting customers to our websites, and sales and marketing expenses could increase as a percentage of revenues.

Amortization of marketing-related and customer-related intangible assets and other related costs consist primarily of amortization expense for domain names that we have acquired to attract more direct customer traffic, including domain names and customer relationships we obtained through acquisitions. Sales and marketing costs also include allocated facilities and other overhead costs.

Product Development

Product development expenses consist primarily of research and development activities to develop new service offerings and maintain and significantly enhance existing service offerings. Costs of internal use software are accounted for in accordance with Statement of Position, or SOP, 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and Emerging Issue Task Force, or EITF, Issue No. 00-02, “Accounting for Website Development Costs.” SOP 98-1 and EITF 00-02 require that we expense computer software and website development costs as they are incurred during the preliminary project and maintenance stages. During the application development stage, external direct costs of materials and services consumed in developing or obtaining internal use software, including website development, the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software and associated interest costs, are capitalized. No costs have been capitalized to date as these costs have not been considered material.

General and Administrative

General and administrative expenses consist of costs of legal, consulting and accounting services, allocated facilities and other personnel and overhead costs, including corporate officers, state and local taxes and insurance costs.

Stock-Based Compensation

SFAS No. 123(R), “Share-Based Payment,” requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. We determine the fair value of our stock options using the Black-Scholes valuation model. Restricted stock units, or RSUs, and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

The application of the Black-Scholes model to the valuation of options requires the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Expected volatilities are based on those of similar publicly traded companies, as our stock is not currently publicly traded and, therefore, we do not have observable share-price volatility. The expected term represents the weighted-average period of time that options granted are expected to be outstanding, giving consideration to vesting schedules. The dividend rate is based on our history of not paying dividends and the low resultant future expectation of dividend payments; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expenses recognized since the adoption of SFAS No. 123(R) are based on the grant date fair value of awards ultimately expected to vest. We estimate expected forfeiture rate at the time of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We recorded stock-based compensation expenses of $0.7 million in 2006, $1.8 million in 2007 and $5.2 million in 2008. We recorded $3.5 million of stock-based compensation expenses in the first six months of 2009, as compared to $2.7 million in the first six months of 2008. At June 30, 2009, we had $18.0 million of unrecognized compensation expense related to unvested stock options.

We allocate stock-based compensation expenses among content and support, sales and marketing, product development and general and administrative expenses based on the job function of the holders of the outstanding stock options, as follows (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Stock-based compensation expense included in:
Content and support	$14	$52	$194	$111	$140
Sales and marketing	218	559	1,127	596	629
Product development	106	252	902	452	793
General and administrative	387	934	2,930	1,507	1,978

Total stock-based compensation expense	$725	$1,797	$5,153	$2,666	$3,540

Results of Operations

We have experienced revenue growth since our inception, particularly in consumer revenues, which have grown due to our ability to increase the number of transactions we conduct with consumers. We have increased, and expect to continue to increase, our information services revenues and the number of consumer transactions by introducing new services, enhancing our existing offerings, and attracting new customers through new distribution relationships.

In 2003, we launched our site with a limited number of service offerings, including People Search and Background Check. Between 2004 and 2007, we entered into a number of distribution agreements, including with Yahoo! and AT&T, made significant enhancements to our Background Check and People Search services and introduced IDWatch, which directly contributed to our revenue growth during these years. In 2007, we introduced a number of new services, including Business Search. Our Business Search revenues have grown significantly due to the expansion of our distribution relationships, as these relationships have been a large source of additional business search queries.

We also expect to increase our revenues from sales of consumer information services to customers who come directly to our websites. In the past two years, the number of transactions and revenues from customers who come directly to our websites has increased, which has improved our margins because we incur minimal incremental sales and marketing costs from sales to these customers in comparison with customers we acquire through our distribution relationships. Future growth in consumer information services will depend on our ability to introduce compelling services at prices that provide significant value for consumers and our ability to sell additional services to our customers. As we continue to grow the number of consumer transactions and the number of subscription customers, we expect information services to increase as a percentage of total revenues.

Advertising revenues have been a key contributor to revenue growth and profitability since our introduction of post-transaction advertising in 2007. In May 2008, we undertook an initiative to significantly improve the transparency and customer experience related to this third-party advertising. As a result, we reduced the frequency with which we advertise to our customers, resulting in a reduction in advertising revenues in the third quarter of 2008. We expect advertising revenues to decline as a percentage of total revenues from current levels.

Enterprise revenues have grown significantly since our November 2006 purchase of IntelliSense Corporation, which we have integrated into our screening platform to enhance our Employment Screening and Tenant Screening services. A number of new services were introduced in 2007 and 2008, which also resulted in revenue growth. While we expect enterprise revenues to continue to grow, we believe enterprise revenues will decrease as a percentage of total revenues as consumer revenues grow at a faster rate.

Costs and expenses increased in 2007, 2008 and 2009 due to investments that we made in personnel and infrastructure, content, and sales and marketing to support revenue growth. Content and support costs have increased, as we invested in additional content required for new services that we launched in 2007, 2008 and 2009, including iSearch, a social network people search service. Our acquisition of IntelliSense in November 2006 also significantly increased our content and support costs. From late 2007 and through 2009, we invested in a new network operations center in Tukwila, Washington. We expect to make additional facility investments in 2010.

Sales and marketing expenses constitute the majority of our operating expenses and has increased as our information services revenues have grown. These expenses are closely related to our information services revenues, as they include payments to our distribution partners and costs for online advertising to attract new customers. We expect the price of online advertising and our costs for acquiring new customers to increase; however, we believe that this impact may be partially offset by growth in revenues generated from repeat customers and from recurring subscription revenues.

In 2007, we created a new software development environment to enhance and accelerate the process of developing and delivering new services to consumers, which resulted in increased product development expenses. Our product development expenses primarily consist of personnel and related expenses, and we expect them to grow as we expand and improve our service offerings; however, we expect product development expenses to decrease as a percentage of total revenues in future periods.

General and administrative expenses have generally increased due to additional finance and accounting personnel anticipation of becoming a public company. We have also incurred significant professional fees associated with our efforts to become a public company. In 2009 and 2010, we expect general and administrative costs to increase as we deploy a new enterprise resource planning software system to support our continued growth. Due to the investments we have made over the last two years and our pace of revenue growth, we expect operating expenses to decrease as a percentage of total revenues.

In 2009, we leased 24,154 square feet in Bothell, Washington to take advantage of current market rates for rent expense, as well as accommodate anticipated growth. Our Bothell office houses all customer service, enterprise content and support personnel, and enterprise sales and marketing operations. The five-year lease has a total lease inducement of $0.7 million, which includes termination fees of our prior lease, all tenant improvements, furniture purchases, and four months of free rent. The resulting average monthly rent is $26,000. As of

September 30, 2009, the building housed 155 employees and had a capacity of approximately 175 employees.

The following table provides financial data as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Content and support	12.3%	15.7%	14.8%	13.0%	15.2%
Sales and marketing	65.0%	54.4%	55.7%	49.6%	59.0%
Product development	2.7%	3.8%	4.6%	4.1%	6.0%
General and administrative	7.2%	7.0%	8.2%	7.3%	19.7%

Total costs and expenses	87.2%	80.9%	83.4%	74.0%	99.8%

Operating income	12.8%	19.1%	16.6%	26.0%	0.2%
Interest and other expenses	0.0%	(0.1)%	0.0%	0.0%	0.0%
Write-off of initial public offering costs	0.0%	0.0%	(1.0)%	0.0%	0.0%
Interest income	0.3%	0.2%	0.2%	0.3%	0.0%

Income before income taxes	13.1%	19.2%	15.8%	26.3%	0.2%
Provision for income taxes	4.8%	6.6%	5.9%	9.2%	3.7%

Net income (loss)	8.3%	12.6%	9.9%	17.1%	(3.5)%

Six Months Ended June 30, 2008 and June 30, 2009

Revenues

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

Revenues (in thousands)	$63,898	$74,184	16.1%

Total revenues increased $10.3 million for the six months ended June 30, 2009, compared to the same period in 2008. This was driven primarily by an increase in consumer revenues of $10.2 million, which was attributable to an increase in consumer information service revenues of $14.2 million, or 38.6%, offset by a decline of $4.0 million, or 17.7%, in advertising revenues. The volume of consumer transactions increased to $2.6 million for the six months ended June 30, 2009 from $1.7 million for the same period in 2008.

Consumer information services revenues increased primarily due to increased sales of our subscriptions monitoring services, in particular our Identity Protect service, which we introduced in April 2008. The growth in revenues from our monitoring services reflects our increased marketing of these services, and increased consumer awareness and demand for identity theft protection services. We also experienced growth from our Business Search service as a result of an increased number of queries. Yellow Book USA, Inc. was our primary Business Search relationship and accounted for 14.8% and 12.3% of our total revenues for the first six months of 2009 and 2008, respectively. We expect consumer information services revenues to continue to increase in future periods as a result of the growing demand for our search and monitoring services and our planned increase in spending on sales and marketing.

The decrease in advertising revenues was due to active promotion of our own subscription offerings and reduced use of third-party post-transaction advertising. We generated most of our advertising revenues from Adaptive Marketing, which accounted for 26.2% and 35.7% of our total revenues for the first six months of 2009 and 2008, respectively. Adaptive Marketing was also a customer for some of our information services.

Enterprise revenues increased by $50,000, or 1.2%, for the six months ended June 30, 2009, compared to the same period in 2008. We believe the economic downturn in the United States has affected hiring decisions, resulting in less demand for employment screening services from our existing customers. We have, however, been able to offset this impact through the acquisition of new enterprise customers.

Costs and Expenses

Content and Support

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

Content and support (in thousands)	$8,285	$11,246	35.7%
Content and support (as % of revenues)	13.0%	15.2%

Content and support costs increased by $3.0 million for the six months ended June 30, 2009, compared to the same period in 2008, primarily due to content cost, customer support, network operations, and associated headcount. Content costs increased $1.0 million due to a higher volume of sales and the purchase of new data associated with new product offerings. Customer support costs increased by $0.6 million primarily due to increased costs of merchant processing fees of $0.5 million. Network operations increased by $0.3 million as we expanded our network operations center to support increased transaction loads. Personnel-related costs increased by $0.8 million due to increased headcount to support our new network operations center, offices in Bothell, Washington and increased headcount in our enterprise operations.

Sales and Marketing

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

Sales and marketing (in thousands)	$31,714	$43,741	37.9%
Sales and marketing (as % of revenues)	49.6%	59.0%

Sales and marketing expenses increased by $12.0 million for the six months ended June 30, 2009, compared to the same period in 2008.

Advertising and marketing programs increased by $9.4 million, which is the result of increased online advertising on search engines and new online advertising campaigns designed to drive additional consumers to our websites. Payments to our distribution partners also increased during the period.

Amortization of marketing-related and customer-related intangible assets and other related costs increased by $1.2 million. Amortization consists primarily of amortization expense for domain names that we have acquired to attract more direct customer traffic, including domain names and customer relationships we obtained through acquisitions.

Consulting costs associated with re-branding and advertising campaigns increased by $0.6 million and marketing personnel costs increased by $0.7 million.

Product Development

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

Product development (in thousands)	$2,604	$4,436	70.4%
Product development (as % of revenues)	4.1%	6.0%

Product development expenses increased by $1.8 million for the six months ended June 30, 2009, compared to the same period in 2008. Headcount increased from 35 to 62 during this period as the result of internal growth and the Spock Networks acquisition. Additional personnel costs associated with the Spock Networks hires that support new product development increased expenses by $1.5 million.

General & Administrative

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

General and administrative (in thousands)	$4,660	$14,580	212.9%
General and administrative (as % of revenue)	7.3%	19.7%

General and administrative expenses increased by $9.9 million for the six months ended June 30, 2009, compared to the same period in 2008. The settlement of the Qwil Company litigation of $7.0 million, along with associated legal fees of $0.5 million, and the reserve taken for a deposit paid by us to a vendor who filed for bankruptcy protection under Chapter 11 of $1.3 million, were the major factors contributing to the increase. Personnel costs, including stock-based compensation, increased $0.7 million.

Provision for Income Taxes

	Six Months
	Ended June 30,		Percent
	2008	2009	Increase
	(unaudited)

Provision for income taxes	$5,902	$2,730	(53.7)%
Provision for income taxes (as % of revenue)	9.2%	3.7%

The decrease in the provision for income taxes is primarily the result of a decrease in pre-tax income. This decrease is offset by the expenses related to the Qwil litigation settlement, which are being treated as non-deductible capital costs for tax purposes.

Years Ended December 31, 2007 and 2008

Revenues

	Year Ended December 31,		Percent
	2007	2008	Increase

Revenues (in thousands)	$88,529	$122,949	38.9%

Total revenues increased by $34.4 million in 2008, as compared to 2007, primarily due to an increase in consumer revenues of $34.0 million. The increase in consumer revenues was primarily driven by growth in consumer transactions, which increased from 2.3 million in 2007 to 3.8 million in 2008.

Consumer information services revenues increased from $67.4 million in 2007 to $81.2 million in 2008, due to the introduction of our Business Search and Identity Protect services, which we launched in April 2007 and May 2008, respectively, and the addition of new distribution relationships, which drove additional customers to our websites. Yellow Book USA, Inc. was our primary Business Search directory vendor and accounted for 15.3% and 11.4% of our total revenues in 2008 and 2007, respectively.

Advertising revenues increased from $13.0 million in 2007 to $33.2 million in 2008, primarily due to the increase in volume of post transaction advertising. We generated most of our advertising revenue from Adaptive Marketing, which accounted for 17.2% and 27.7%, of our total revenues in 2007 and 2008 respectively. Adaptive Marketing was also a customer for some of our information services.

Enterprise revenues increased from $8.1 million in 2007 to $8.5 million in 2008, primarily due to increased sales of Employment Screening as a result of introduction of a number of new services and growth in customer base due to various marketing initiatives.

Costs and Expenses

Content and Support

	Year Ended
	December 31,		Percent
	2007	2008	Increase

Content and support (in thousands)	$13,895	$18,235	31.2%
Content and support (as % of revenues)	15.7%	14.8%

Content and support costs increased by $4.3 million in 2008 compared to 2007, primarily due to increases in the costs for website maintenance and customer support.

Approximately $1.7 million of the increase in content and support costs represents increased expenses for the hosting and maintenance of our off-site network operating center. In the fourth quarter of 2007, we invested in our network infrastructure needed for the expansion of our website capacity by adding a larger network operation center at a new location, resulting in the increase in hosting fees. Throughout 2008, we also made significant investments in network equipment that subsequently resulted in an increase in related depreciation expenses.

Approximately $1.7 million of the increase in content and support costs was attributable to higher compensation-related expenses in network operations and customer support related to increased headcount. The headcount increases resulted in higher costs of expanded facilities and office expenses. Personnel and office expenses increased primarily due to the expansion of our customer support group and the expansion of website capacity and related infrastructure of the network operations. Office depreciation rent and supplies increased by $0.7 million. The remainder of the increase was due to $0.6 million increase in payment processing and web hosting fees associated with increased sales volumes. The increases are offset slightly by $0.7 million decrease in content and support costs.

Sales and Marketing

	Year Ended
	December 31,		Percent
	2007	2008	Increase

Sales and marketing (in thousands)	$48,194	$68,497	42.1%
Sales and marketing (as % of revenues)	54.4%	55.7%

Sales and marketing expenses increased by $20.3 million in 2008 as compared to 2007. $18.9 million of this increase reflects payments for online advertising in connection with increased sales and expanded programs with our distribution relationships. An additional $1.1 million was associated with the higher compensation expense of our growing sales and marketing staff, including revenue-based commissions and stock-based compensation. The remainder was due to the increased amortization of intangible assets, primarily domain names, as we acquired new websites during 2008.

Product Development

	Year Ended
	December 31,		Percent
	2007	2008	Increase

Product development (in thousands)	$3,328	$5,713	71.7%
Product development (as % of revenues)	3.8%	4.6%

Product development expenses increased by $2.4 million in 2008 as compared to 2007. This increase was principally attributable to an increase in compensation expense of $2.1 million, including stock-based compensation, related to the hiring of additional personnel.

General and Administrative

	Year Ended
	December 31,		Percent
	2007	2008	Increase

General and administrative (in thousands)	$6,210	$10,105	62.7%
General and administrative (as % of revenues)	7.0%	8.2%

General and administrative expenses increased by $3.9 million in 2008 as compared to 2007. Of this amount, $3.1 million was attributable to higher compensation expense, including stock-based compensation, related to the hiring of additional personnel. The remainder of the increase in general and administrative expenses was attributable to higher allocated corporate overhead expenses and higher business taxes related to the expansion of our operations.

Initial Public Offering Costs

We had capitalized all external legal and accounting costs directly attributable to a proposed initial public offering, or IPO. In recognition of the unsettled financial markets and under the guidance of SEC Staff Accounting Bulletin Topic 5A, in September 2008 we expensed cumulative IPO costs totaling $1.2 million. At December 31, 2008 there were no capitalized IPO costs recorded on the balance sheet. As of June 30, 2009, $71,700 in IPO costs had been recorded on the balance sheet in recognition of the renewed efforts towards an IPO.

Provision for Income Taxes

	Year Ended December 31,		Percent
	2007	2008	Increase

Provision for income taxes	$5,885	$7,265	23.4%
Provision for income taxes (as % of revenue)	6.6%	5.9%

In 2008, we recognized a $7.3 million provision for income taxes, compared to $5.9 million in 2007, due to the increase in our pre-tax income. Our effective tax rate of 37.3% for 2008 was higher than the effective rate of 34.6% for 2007. This increase in the effective tax rate was primarily due to non-deductible costs associated with the write-off of IPO costs due to market conditions in the second half of 2008.

Years Ended December 31, 2006 and 2007

Revenues

	Year Ended
	December 31,		Percent
	2006	2007	Increase

Revenues (in thousands)	$54,720	$88,529	61.8%

The increase in revenues in 2007, as compared to 2006, was due primarily to the increase in consumer revenues of $28.8 million. The increase in consumer revenues was the result of increased volume of consumer transactions from the addition of new distribution relationships that drove additional customers to our websites, and increased consumer revenues per transaction due to the introduction of new service offerings and advertising. The volume of consumer transactions increased from 1.9 million in 2006 to 2.3 million in 2007.

Consumer information services revenues increased from $51.6 million in 2006 to $67.4 million in 2007, primarily due to the increased volume of sales of our existing services and the addition of new marketing relationships including expansion of our Business Search service, which helped drive additional visitors to our websites. Yellow Book USA, Inc. accounted for 4.8% and 11.4%, of our revenues in 2006 and 2007, respectively.

Advertising revenues were insignificant in 2006 and increased to $13.0 million in 2007. This increase in revenues was primarily the result of the introduction of post-transaction advertising in July 2007. We generated most of our advertising revenues from Adaptive Marketing, which accounted for 17.2% of our revenues in 2007. Adaptive Marketing was also a customer for some of our information services.

Enterprise revenues increased from $3.1 million in 2006 to $8.1 million in 2007, primarily due to increased sales of employment screening services as a result of our acquisition of IntelliSense Corporation in November 2006. The IntelliSense Corporation acquisition allowed us to expand our employment screening service offerings and provided us with a larger existing customer base for the related services.

Costs and Expenses

Content and Support

	Year Ended
	December 31,		Percent
	2006	2007	Increase

Content and support (in thousands)	$6,752	$13,895	105.8%
Content and support (as % of revenues)	12.3%	15.7%

Content and support costs increased by $7.1 million in 2007 compared to 2006, primarily due to increases in the costs for content, website maintenance and customer support.

Of this increase, $4.4 million represented an increase in the cost of content purchased from outside vendors. The increase in content costs was primarily attributable to the further development of our employment screening services, associated with our acquisition of IntelliSense in November of 2006. Content and support costs also increased due to a higher volume of sales of our consumer information services. Approximately $1.5 million of the increase in content and support costs was attributable to higher compensation-related expenses in network operations and customer support related to increased headcount. The headcount increases resulted in higher costs of expanded facilities and office expenses, which increased by $0.6 million. Personnel and office expenses increased primarily due to the expansion of our customer support center stemming from our IntelliSense acquisition and the expansion of website capacity and related infrastructure of the network operations. The remainder of the increase was due to higher payment processing and web hosting fees associated with increased sales volumes.

Sales and Marketing

	Year Ended
	December 31,		Percent
	2006	2007	Increase

Sales and marketing (in thousands)	$35,545	$48,194	35.6%
Sales and marketing (as % of revenues)	65.0%	54.4%

Sales and marketing expenses increased by $12.6 million in 2007 as compared to 2006. $10.5 million of this increase reflects payments for online advertising in connection with increased sales and expanded programs with our distribution partners. An additional $1.8 million was associated with the higher compensation expense of our growing sales and marketing staff, including revenue-based commissions and stock-based compensation. The remainder was due to the increased amortization of intangible assets, primarily domain names, as we acquired new websites during 2007.

Product Development

	Year Ended
	December 31,		Percent
	2006	2007	Increase

Product development (in thousands)	$1,490	$3,328	123.4%
Product development (as % of revenues)	2.7%	3.8%

Product development expenses increased by $1.8 million in 2007 as compared to 2006. This increase was principally attributable to an increase in compensation expense of $1.6 million, including stock-based compensation, related to the hiring of additional personnel.

General and Administrative

	Year Ended
	December 31,		Percent
	2006	2007	Increase

General and administrative (in thousands)	$3,916	$6,210	58.6%
General and administrative (as % of revenues)	7.2%	7.0%

General and administrative expenses increased by $2.3 million in 2007 as compared to 2006. Of this amount, $1.5 million was attributable to higher compensation expense, including stock-based compensation, related to the hiring of additional personnel, and $0.4 million was attributable to the increase in professional fees for accounting and consulting services.

The increase in accounting and consulting costs reflects costs for developing and implementing new internal control processes in connection with our efforts to prepare to meet the public company reporting requirements, as well as the increased complexity of our accounting operations in preparation for an initial public offering. The remainder of the increase in general and administrative expenses was attributable to higher allocated corporate overhead expenses and higher business taxes related to the expansion of our operations.

Provisions for Income Taxes

	Year Ended December 31,		Percent
	2006	2007	Increase

Provision for income taxes	$2,647	$5,885	122.3%
Provision for income taxes (as % of revenue)	4.8%	6.6%

In 2007, we recognized a $5.9 million provision for income taxes, compared to $2.6 million in 2006, due to the increase in our pre-tax income. However, our effective tax rate of 34.6% for 2007 was lower than the effective rate of 36.9% for 2006, due primarily to non-deductible permanent differences in 2006 resulting from the legal and accounting costs incurred as we began preparation for an initial public offering.

Quarterly Results of Operations

The following tables provide our unaudited results of operations, for each quarter in the ten-quarter period ended June 30, 2009. In our opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements. This information includes all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented when read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements. The results of operations for any quarter are not necessarily indicative of our future results.

	Three Months Ended
	3/31/07	6/30/07	9/30/07	12/31/07	3/31/08	6/30/08	9/30/08	12/31/08	3/31/09	6/30/09
	(unaudited)

Revenues	$17,242	$17,745	$25,251	$28,291	$31,843	$32,055	$27,890	$31,161	$35,719	$38,465

Costs and expenses:
Content and support	2,899	3,512	3,563	3,921	3,832	4,453	4,906	5,044	5,260	5,986
Sales and marketing	10,668	11,016	12,951	13,559	15,129	16,585	18,264	18,307	19,972	23,769
Product development	509	657	950	1,212	1,255	1,348	1,506	1,603	1,976	2,460
General and administrative	1,197	1,493	1,609	1,911	2,297	2,364	2,442	3,214	2,756	11,824

Total costs and expenses	15,273	16,678	19,073	20,603	22,513	24,750	27,118	28,168	29,964	44,039

Operating income (loss)	1,969	1,067	6,178	7,688	9,330	7,305	772	2,993	5,755	(5,574)
Interest and other expenses	—	(103)	(3)	(2)	(2)	(2)	(2)	(1)	(16)	(1)
Write-off of initial public offering costs	—	—	—	—	—	—	(1,217)	—	—	—
Interest income	44	37	36	98	89	97	98	3	—	5

Income (loss) before income taxes	2,013	1,001	6,211	7,784	9,417	7,400	(349)	2,995	5,739	(5,570)
Provision for income taxes	711	261	2,121	2,792	3,337	2,565	171	1,193	2,048	682

Net income (loss)	$1,302	$740	$4,090	$4,992	$6,080	$4,835	$(520)	$1,802	$3,691	$(6,252)

Our revenues increased each quarter from the second quarter of 2007 to the second quarter of 2008 primarily as a result of the introduction of post-transaction advertising and new information services.

Our revenues declined in the third quarter of 2008 relative to the second quarter of 2008 primarily because we reduced our use of post-transaction advertising, as we undertook efforts to improve the transparency and customer experience related to post-transaction offers. The decline in revenue was offset in part by sales of our Identity Protect subscription offering.

Our revenues increased in each quarter following the third quarter of 2008 primarily as a result of increases in the volume of transactions of our Identity Protect service and in advertising revenues.

Our content and support costs have generally increased throughout 2007, 2008 and the first two quarters of 2009, consistent with increases in revenues.

Our sales and marketing expenses increased in 2007, 2008 and the first two quarters of 2009, as a result of increased spending on web advertising, which contributed to increased revenues.

Our product development expenses have increased due to the growth in our engineering staff dedicated to developing new information services.

Our general and administrative expenses have continued to increase as a result of the increase in our finance and accounting personnel and increased professional fees related to preparation for an initial public offering. In the second quarter of 2009, general and administrative expenses increased as a result of settling a lawsuit for $7.0 million with former shareholders of Qwil and reserving $1.3 million for a deposit paid by us and held by a vendor that has filed for Chapter 11 bankruptcy protection.

Liquidity and Capital Resources

Since our inception, we have funded our operations and met our capital expenditure requirements primarily from operating cash flow and the sale of equity securities. As of December 31, 2007, December 31, 2008 and June 30, 2009, we had $11.8 million, $24.9 million and $19.1 million, respectively, in cash and cash equivalents. Our working capital as of December 31, 2007, as of December 31, 2008 and as of June 30, 2009 was $13.0 million, $14.3 million, and $14.8 million, respectively.

The following table presents a summary of our cash flows for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Net cash provided by operating activities	$9,308	$12,842	$20,228	$9,881	$13,383
Net cash used in investing activities	(6,872)	(6,660)	(4,488)	(3,314)	(18,256)
Net cash provided by (used in) financing activities	(92)	302	(2,675)	69	(854)

Operating Activities

Our operating activities provided net cash of $9.3 million, $12.8 million and $20.2 million in 2006, 2007 and 2008, respectively. Our operating activities provided net cash of $9.9 million and $13.4 million in the first six months of 2008 and 2009, respectively. This net cash provided by operating activities resulted primarily from net income except for the first six months of 2009 in which the net loss of $2.6 million was offset primarily by stock based compensation of $3.5 million, amortization of $3.2 million, depreciation of $1.3 million, and an increase in accrued expenses of $7.7 million primarily related to the Qwil legal settlement.

The difference between our net income and our net cash provided by operating activities was attributable to non-cash expenses included in net income, and changes in the operating assets and liabilities, as presented below (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Operating activities:
Net income (loss)	$4,517	$11,124	$12,197	$10,915	$(2,561)
Add: non-cash expenses in operating activities	3,364	5,644	10,933	5,557	9,074
Add (deduct): changes in operating assets and liabilities	1,427	(3,926)	(2,902)	(6,591)	6,870

Net cash provided by operating activities	$9,308	$12,842	$20,228	$9,881	$13,383

Non-cash expenses are associated with the amortization of databases and other intangible assets, depreciation and amortization of property and equipment, stock-based compensation expenses resulting from the issuance of stock options, awards, and units, and deferred income taxes.

Changes in operating assets and liabilities primarily reflect changes in working capital components of the balance sheet apart from cash and cash equivalents. Net cash provided by operating activities also reflects changes in some non-current components of the balance sheet, such as long-term deferred revenue, long-term deferred rent, long-term tax assets and liabilities and non-current deposits.

Investing Activities

Net cash used in investing activities was $6.9 million, $6.7 million and $4.5 million in 2006, 2007 and 2008 respectively. Net cash used in investing activities was $3.3 million and $18.3 million in the first six months of 2008 and 2009, respectively. Net cash used in investing activities in 2006, 2007 and 2008 and the first six months of 2008 was primarily the result of purchases of property and equipment, databases and other intangible assets. In 2006 and in the first six months of 2009, in addition to purchases of property and equipment, our net cash used in investing activities also reflected acquisitions of businesses. In 2006, $2.2 million of cash was paid in connection with the acquisition of IntelliSense Corporation. In the first six months of 2009, $14.0 million in cash was paid in connection with the acquisition of Zaba, Inc. and an additional $2.0 million in cash was used in the acquisition of certain assets of Spock Networks, Inc.

In 2006, 2007 and 2008, intangible asset purchases of $3.8 million, $2.9 million and $2.3 million reflected primarily the acquisition of domain names that allowed us to expand our customer base. In 2006, 2007 and 2008, net cash used in investing activities included $0.9 million, $3.8 million and $2.1 million of fixed asset purchases, primarily aimed at the expansion of our network operational capacity and the expansion of office facilities to support our growth. In the first six months of 2008 and 2009, net cash used in investing activities included $1.8 million and $1.7 million of equipment purchases, respectively. Those purchases were primarily related to network operations equipment in connection with the addition of a new network operation center and our expansion into a new office in Bothell, Washington.

Financing Activities

Net cash used in financing activities of $0.1 million in 2006 reflected the final part of a repayment of a loan to a stockholder. Our acquisition of Qwil Company in August 2005 resulted in indebtedness to the primary shareholder of Qwil, which we repaid in several installments during the second half of 2005 and in the first quarter of 2006.

In 2006, the net cash used in financing activities was partially offset by proceeds from the issuance of stock upon the exercise of employee stock options. In 2007, the net cash provided by financing activities of $0.3 million reflected primarily the proceeds from the issuance of common stock upon the exercise of employee stock options. In 2008, the net cash used in financing activities reflected $2.8 million used in acquisition of treasury stock, and $0.2 million payment on settlement of Restricted Share Units. The net cash used by financing activities of $0.9 million in the first six months of 2009 reflected $0.5 million used in acquisition of treasury stock, and $0.3 million payment on settlement of Restricted Share Units.

We believe that the net proceeds we will receive from this offering, together with our existing cash and cash equivalents and any operating cash flow, will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, together with existing cash and cash equivalents, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. We may be unable to secure additional funds on terms favorable to us or at all.

Contractual Obligations and Contingencies

We lease office space under operating leases that are non-cancelable. Our facilities commitments include leases for our corporate headquarters in Bellevue, Washington and for our office in Bothell, Washington. Additionally, we lease small sales offices in a few other states. Our operating leases expire at various times between 2009 and 2012.

Since March 2007, we have leased computer equipment under a three-year capital lease.

Our purchase obligations include primarily the arrangements to acquire data that we use to provide our consumer information services, as well as guaranteed minimums on certain advertising contracts and payments for hosting our network operations center.

Our contractual commitments at June 30, 2009 are presented below (in thousands):

			Purchase
Six Months Ending December 31,	Operating	Capital	Obligations	Total

2009	$759	$43	$1,025	$1,827

Year Ending December 31,
2010	1,501	35	1,517	3,053
2011	1,475	—	644	2,119
2012	1,075	—	92	1,167
2013	480	—	35	515
Thereafter	121	—	—	121

	$5,411	$78	$3,313	$8,802

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined under Item 303 of Regulation S-K.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate significant estimates used in preparing our financial statements, including those related to:

•	revenue recognition, including allowances for estimated sales returns and uncollectible accounts;

•	stock-based compensation;

•	the allocation of purchase price in business combinations to intangible assets; and

•	accounting for goodwill and other long-lived intangible assets.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates if our assumptions change or if actual circumstances differ from those in our assumptions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in preparing our consolidated financial statements.

Revenue Recognition

We recognize revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.

In general, we generate revenues either by charging our customers fees for information services or by providing advertising through Company-owned websites. We have restructured our product line reporting to reflect our current lines of business including the transition from third-party, post-transaction offerings to in-house information offerings meeting the same need and the growth in business information search products. We also sell information services to enterprises. Those services include employment and tenant screening and are sold on a transaction or subscription basis. Enterprise customers are ordinarily billed on a monthly basis for services provided; however, we also make prepayment arrangements available to our customers.

All of our information services include a license to use our proprietary software to access our platform. Each transaction is considered a single delivered element. As a result, the entire fee is recognized when the reports are delivered to the customer. We do not provide post-contract support services and have no ongoing obligation after the delivery of the reports.

Unearned revenues are recorded when payments are made by customers for volume purchases of reports in advance of report delivery and amortized into revenues as the reports are delivered. Revenues from the sale of subscriptions and continuous services are also deferred and recognized ratably on a straight-line basis over the term of the agreement, ranging from one month to three years.

We also generate revenues from advertising. These revenues consist of post-transaction advertising fees and, to a lesser extent, fees for display advertisements placed on selected sections of our websites.

Revenues from post-transaction advertising fees are based on cost-per-action, or CPA, arrangements. Revenues generated from CPA arrangements are recognized when our customers accept an offer for services of a third-party merchant displayed on Intelius websites.

Revenues from display advertising are derived from cost-per-click, or CPC, and cost-per-impression, or CPM, arrangements. In the case of CPC arrangements, we generate revenues from the display of text and image based links to the websites of our advertisers, which are placed on our websites. We recognize revenues from these arrangements as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing. Revenues on CPM contracts are recognized as “impressions,” which is the number of times that an advertisement appears in pages viewed by users of our websites, are delivered.

For distribution relationships in which we share a portion of the revenues earned through a distributor’s website, revenues are recorded on a gross basis in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

We record an allowance for estimated returns in the same period the related revenues are recorded. This estimated allowance is based on historical return rates and other known factors. The returns can be either voluntarily authorized by us at the customer’s request or can be initiated by consumers through their credit card issuer in the form of a chargeback, which is a reversal of the original transaction based on a customer dispute. The timeframe to initiate a chargeback varies by issuer, however is generally limited to a maximum of 180 days from the date of original sale. Federal laws limit the timeframe to challenge credit card charges for customer disputes to one year from the date of transaction. Historically, substantially all of our voluntary returns, as well as chargebacks, occurred within three months from the original sale.

We record an allowance for uncollectible accounts based upon our assessment of various factors. We consider historical experience, the age of the accounts receivable balances, the credit quality of our customers, current economic conditions and other factors that may affect customers’ ability to pay to determine the level of allowance required.

Concentration of Risks

We generate a majority of our revenues from two customers. These customers represented the following percentages of our revenues for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Yellow Book USA, Inc.	4.8%	11.4%	15.3%	12.3%	14.8%
Adaptive Marketing LLC	0.0%	17.2%	27.7%	35.7%	26.2%

Accounts receivable related to these customers represented the following percentage of our accounts receivable as of the dates indicated:

	December 31,	December 31,	June 30,
	2007	2008	2009

Yellow Book USA, Inc.	31.6%	30.6%	25.8%
Adaptive Marketing LLC	43.2%	42.6%	47.0%

Cash and Cash Equivalents

At December 31, 2007 and 2008, cash equivalents consisted primarily of money market funds held at one commercial bank. At June 30, 2009, cash equivalents consisted primarily of treasury securities maturing between one week and three months held in trust for us by an investment bank. At December 31, 2007 and 2008, cash equivalents totaled $9.8 million and $17.9 million respectively. At June 30, 2009, cash equivalents totaled $17.0 million.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

We maintain cash at a commercial bank insured by the Federal Deposit Insurance Corporation, or FDIC, and invest excess cash in trust in its name through an investment banking firm. At times, the balances in these commercial bank accounts may be in excess of the FDIC insurance limit of $250,000.

Business Combinations

On January 1, 2009, we adopted SFAS No. 141(R), “Business Combinations.” We accounted for the acquisition of Spock Networks using SFAS No. 141(R) and will account for future business combinations using this acquisition method. Among the more significant changes are the following:

•	acquisition related costs are expensed under SFAS No. 141(R), while previously included in purchase allocation under SFAS No. 141;

•	in-progress research and development is capitalized under SFAS No. 141(R), while previously expensed under SFAS No. 141; and

•	the acquisition date is the date on which the acquirer assumes control of the acquired entity under SFAS No. 141(R), while previously the acquisition date was the date assets were received or consideration given and the acquisition date could be set by agreement at the beginning of an accounting period under SFAS No. 141.

Prior to the adoption of SFAS No. 141(R), we accounted for business combinations, including the Zaba, Inc. acquisition on December 31, 2008 (more fully described in footnote 11), using the purchase method of accounting prescribed by SFAS No. 141, “Business Combinations.” Under SFAS No. 141, the total consideration paid in an acquisition is allocated to the fair value of the acquired company’s identifiable assets and liabilities. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The consolidated financial statements reflect the results of operations of an acquired business from the completion date of an acquisition. The costs to acquire a business, including transaction costs, are allocated to the fair value of net assets acquired.

We identified and recorded separately the intangible assets acquired apart from goodwill based on the specific criteria for separate recognition established in SFAS No. 141, namely:

•	the asset arises from contractual or other legal rights; or

•	the asset is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged.

Databases and Other Intangible Assets with Definite Lives

Databases consist of information used in our services and purchased from outside sources. Databases are amortized over the estimated useful life of seven years.

Other intangible assets with definite lives are comprised of domain names, customer relationships, noncompetition agreements and acquired technology. Other intangible assets are amortized over their estimated useful lives of three to seven years.

Impairment

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of long-lived assets, including property and equipment and intangible assets with definite lives are reviewed on a regular basis for the existence of factors that may indicate that the assets are impaired. An asset is considered impaired when the estimated undiscounted future cash flows expected to result from its use and disposition are less than the amount of its carrying value. If the carrying value of an asset is deemed not recoverable, it is adjusted downward to the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the purchase method.

Goodwill is not amortized, but instead tested for impairment at least annually or more frequently upon the occurrence of certain events. SFAS No. 142, “Goodwill and other Intangible Assets,” prescribes the use of the two-phase approach for testing goodwill for impairment. The first phase is a screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill is written down and charged to operating results in periods in which the recorded value of goodwill exceeds its fair value.

We conducted our most recent annual test for impairment as of September 2008. No impairment of goodwill has been recognized since the initial recording of goodwill.

Product Development

Costs of internal use software are accounted for in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF No. 00-02, “Accounting for Website Development Costs.” SOP 98-1 and EITF No. 00-02 require that we expense computer software and website development costs as they are incurred during the preliminary project and maintenance stages. During the application development stage, external direct costs of materials and services consumed in developing or obtaining internal-use software, including website development, the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use computer software and associated interest costs are capitalized. No costs have been capitalized to date as such costs have not been considered material.

Advertising Costs

We expense advertising costs as incurred. Total advertising expenses were approximately $30.3 million, $39.9 million and $58.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. Total advertising expenses were approximately $26.7 million and $36.0 million for the six months ended June 30, 2008 and 2009, respectively.

Stock-Based Compensation

SFAS No. 123(R), “Share-Based Payment,” requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. We determine the fair value of our stock options using the Black-Scholes valuation model. Restricted stock units, or RSUs, and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

The application of the Black-Scholes model to the valuation of options requires the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Expected volatilities are based on those of similar publicly-traded companies, as our stock is not currently publicly traded and therefore, we do not have observable share-price volatility. The expected term represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. The dividend rate is based on our history of not paying dividends and the low resultant future expectation of dividend payments; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expenses recognized since the adoption of SFAS No. 123(R) are based on the grant date fair value of awards ultimately expected to vest. We estimate expected forfeiture rate at the time of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of our common stock during the years ended December 31, 2007 and 2008, and June 30, 2009 was determined by our board of directors with assistance from our management. In conducting the contemporaneous valuations, we used a two-step methodology that first estimated the fair value of our company as a whole and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.”

The valuation methodology used included both an “income approach” and a “market approach” to estimate enterprise value. The income approach involved forecasting future cash flows and discounting those cash flows to present value using an equity discount rate of 21%. Future cash flows were estimated by our management based on several factors, including:

•	historical results;

•	recently acquired assets;

•	key customer contracts; and

•	addition of new revenue opportunities.

The discount rate was estimated using the capital asset pricing model with a beta coefficient derived from guideline public companies.

The market approach consisted of identifying eight publicly-traded companies in the information retrieval services industries, computing pricing metrics such as “enterprise value to revenue” and “enterprise value to EBITDA” and applying these metrics to our revenues and EBITDA, respectively.

We also reviewed merger and acquisition pricing data from such sources as “Thomson Financial Mergers & Acquisitions.” The identified transaction metrics, “enterprise value to revenue” and “enterprise value to EBITDA” were applied to our revenues and EBITDA, respectively.

To allocate enterprise value to the various securities that comprise our capital structure, the probability expected return method was used. This allocation model was selected based on our belief that an initial public offering could be consummated in the foreseeable future and the potential increase in the value of our common stock that would accompany such an event. In implementing the probability expected return method, we:

•	estimated an initial public offering price based on management’s revenue forecast and current pricing metrics;

•	assigned a value to the company under a “stay private” scenario based on the income and market approaches discussed previously; and

•	assigned a probability of occurrence to each of these potential outcomes based on our performance and stock market conditions.

Future value was then allocated to our equity securities based on each class’s rights and preferences. The allocated future value of each class of equity security was then discounted to the present based on a capital asset pricing model-derived discount rate.

Segment Information

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas and major customers. We operate in one industry segment, which entails providing information-based intelligence services and search and marketing services to consumers and enterprises. The business activities in which we engage are similar in nature, representing primarily service activities provided over the Internet. Management, including the chief operating decision maker, evaluates our performance based on our overall operating results. Separate profitability or discrete financial information is not analyzed for particular individual services. Therefore, under SFAS No. 131, we do not present a disaggregation of consolidated financial results into multiple operating segments, products, or services.

Income Taxes

We record federal and state income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income assets and liabilities reflect the tax effect of temporary differences between the valuation of assets and liabilities for financial reporting purposes and valuation as measured for tax purposes as well as for tax net operating loss and credit carryforwards if it is more likely than not that the tax benefits will be realized. In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation Number, or FIN, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting and disclosure requirements for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. The interpretation prescribes the minimum recognition threshold and measurement attribute required to be met before a tax position that has been taken or is expected to be taken is recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly excludes uncertainty in income taxes from guidance prescribed by SFAS No. 5, “Accounting for Contingencies.” We adopted this interpretation on January 1, 2007. The adoption of FIN 48 did not have a material impact on our balance sheet or statement of income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for determining certain provisions, including allowance for returns and allowance for uncollectible accounts, useful lives for property and equipment, databases and other intangible assets, the fair value of Intelius’ common stock and stock option awards, the fair value of the Series A preferred stock, tax expense and related receivables or payables, and deferred revenue and other accruals.

These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts these estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, commodity and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in these estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position, or FSP, No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” to address application issues regarding the accounting and disclosure provisions for contingencies in SFAS No. 141(R). FSP 141(R)-1 generally applies to assets acquired and liabilities assumed in a business combination that would be within the scope of SFAS No. 5, Accounting for Contingencies, if acquired or assumed outside of a business combination. If an asset or a liability arising from a contingency does not meet the criteria for acquisition-date recognition, it should be accounted for in subsequent periods following other applicable generally accepted accounting principles, such as SFAS No. 5. FSP 141(R)-1 also amends the disclosure provisions of SFAS No. 141(R). FSP 141(R)-1 has the same effective date as SFAS No. 141(R), and therefore, is currently in effect. The adoption of FSP 141(R)-1 did not have a material impact on us.

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolio, consisting primarily of investment in treasury securities maturing between one week and three months held in trust for us by an investment bank, was $17.0 million as of June 30, 2009.

Treasury securities are subject to interest rate risk and will decline in value if market interest rates increase. If the market rates were to increase immediately, we may experience a decline in the fair value of our investment portfolio if we sell the securities before the maturity to meet any cash flow requirements. All our investments have very short term to maturity and, therefore, we would not expect to recognize any material adverse impact in income or cash flows due to a sudden increase in market rates.

We do not purchase or hold any derivative financial instruments for the purpose of speculation or arbitrage.

To date we have not recognized any operating revenues and have not entered into any material agreements denominated in other than U.S. dollars. Accordingly, we believe we have no material exposure to risk from changes in foreign currency exchange rates.

During the normal course of business we are subject to a variety of market risks, as we discussed above. We continuously assess these risks and have established policies and procedures to protect against the adverse effects of these and other potential exposures. Although we do not anticipate any material losses in these risk areas, no assurance can be made that material losses will not be incurred in these areas in the future.

BUSINESS

Overview

We are a leading online information commerce company that provides information services to consumers and enterprises. Our consumer information services include search services and monitoring services that help consumers find information about people, businesses and assets, and manage personal information security risks. Our enterprise information services principally include employment-related screening and management services. We generate revenues primarily from consumers who purchase our services on a pay-per-use or subscription basis, from companies that provide directory services to customers we have referred to them, and from online merchants that provide targeted advertising to our customers.

We have developed a proprietary service delivery platform that provides customers with actionable information by applying our sophisticated analytics technology to publicly and commercially available data. Our accurate, timely and useful information services allow customers to make decisions regarding people, businesses and assets that are important to their private, professional and social lives.

We sell information services through our network of owned and operated websites, including our primary website, www.Intelius.com. The Intelius network of websites was one of the top 100 most visited web properties in the United States for September 2009, according to comScore Media Metrix, a leading Internet audience measurement firm. We have established relationships with leading online portals and directories, including Yahoo! and AT&T, that market our services on their websites and direct visitors to our websites.

Since our inception in January 2003, we have sold our information services to over nine million customer accounts. Our business has grown rapidly, increasing our revenues from $18.1 million in 2004, our first full year of operations, to $122.9 million in 2008, and from $63.9 million in the first six months of 2008 to $74.2 million in the first six months of 2009.

Industry Overview

Growth of Commerce and Advertising on the Internet

The Internet has become an increasingly important medium for commerce and entertainment, and an important source of information about people and businesses. Consumers are increasingly using free and paid Internet services to contact acquaintances, gather information about people and businesses, and expand social and professional networks. According to comScore Media Metrix, the number of online searches in the United States in September 2009 reached approximately 21.3 billion. BusinessWeek, a leading business publication, reported in July 2007 that over 30% of all online searches are for information about people.

While the Internet has become an excellent tool for finding information about people, it also has a wealth of detailed information on commercial products and services, which has been a key contributor to the growth and penetration of the Internet as a retail commerce channel. According to eMarketer, an Internet market research firm, consumer online commerce sales in the United States are expected to reach $300.6 billion in 2013 from $227.6 billion in 2008. Additionally, eMarketer estimates that over 68% of Internet users in the United States purchased a product or service online in 2008.

As online commerce has grown and consumer media consumption has migrated to the Internet, advertisers have begun shifting a greater proportion of their marketing budgets to the Internet. According to IDC, a leading independent research firm, online advertising spending in the United States reached $27.2 billion in 2008 and is projected to increase to $43.3 billion by 2013. According to Interactive Advertising Bureau, an Internet industry trade organization, within the online advertising market, performance-based advertising, such as cost-per-click and cost-per-action, is the largest and fastest growing segment, representing 57% of the market in 2008, up from 51% in 2007.

The Need for Information Services

In today’s society, individuals and businesses often must make critical decisions based on limited or fragmentary information. At the same time, the pace of decision-making has accelerated, and risks associated with decisions have increased, as society has become more mobile and contacts traditionally based on personal referrals have been replaced by more impersonal networks. In response to these developments, consumers and organizations are increasingly turning to the Internet for information services to make better-informed decisions about the people, businesses and assets with which they interact. Information services provide consumers and organizations with information to help them identify, monitor, interpret and respond to specific situations and their environment. Consumers may require basic information, such as phone numbers and addresses, or more advanced services, such as background screening, identity theft protection, credit monitoring and employment verification.

Sources of Information

A wealth of existing information can be used to provide services that help identify and locate individuals and businesses, manage information security and mitigate personal safety risks. This information falls into the following categories:

•	Public Records. Public records consist of information that is maintained by government agencies and is generally available, such as property title and lien documents, birth and death certificates, business records and court records. In addition, government organizations maintain information available only for restricted uses, including driving records and employment authorizations.

•	Publicly Available Information. Publicly available information consists of online and offline information that is generally available but is not maintained by a government agency, such as names, addresses and telephone numbers of individuals and businesses, professional licensing and trade organization information, press releases and newspaper articles. Publicly available information is increasingly available over the Internet due to the proliferation of online search engines, blogs, social networks and directories.

•	Commercial Records. Commercial records consist of information that is maintained by enterprises that is available for purchase, such as mailing and telemarketing lists, phone connect and disconnect information, and business profile data. Additionally, consumer credit profile information is available pursuant to the Fair Credit Reporting Act, or FCRA.

Challenges Faced by Existing Information Services

Most free and paid information services face significant challenges and frequently fail to provide consumers and enterprises with valuable, accurate and timely information about people, businesses and assets. These challenges include:

•	Limited Breadth of Data Sources and Information. Many available information services, including Internet search engines, public records and directories, provide access to a single data source or subset of available information, and are not comprehensive in nature.

•	Failure to Integrate Data from Multiple Sources. Data currently resides in disparate online and offline sources and in many different formats. In order to analyze the data and present useful information to a consumer, the data must be aggregated and normalized into a consistent, meaningful format.

•	Failure to Cleanse Out-of-Date or Conflicting Data. Much of the public, publicly available and commercially available information is inaccurate or inconsistent, as many sources fail to regularly update their data and reconcile inaccurate and inconsistent data to create up-to-date records.

•	Lack of Advanced Technologies to Analyze Data. Few services apply the sophisticated analytics technologies required to transform raw data into valuable information from which consumers can make useful inferences.

•	Lack of Relevant Information for Specific Decisions. Many services aggregate large volumes of data but fail to integrate the data and present information in an organized and understandable format that can be used to make decisions.

•	Lack of Automation and Efficiency. Services that require extensive research, data collection, cleansing and analysis are often performed manually by private search firms and individuals. These services are time intensive, difficult to scale to large volumes and difficult to update.

•	Failure to Provide Quality Services at an Affordable Price. Due to the difficulties and inefficiency in aggregating and reconciling information from a myriad of sources, most service providers are unable to offer consumers quality services at attractive prices.

The Intelius Solution

We have developed a proprietary platform from which we deliver useful and timely information services to consumers over the Internet. Our platform dynamically accesses, collects and integrates data from thousands of online and offline data sources and uses sophisticated analytics technologies to cleanse, verify and augment this data in real time to provide our customers with actionable information. Our information services help our customers make important decisions about people, businesses and assets. These services include search services such as Background Check, People Search, Phone Number Verification and Property and Neighborhood Report, and monitoring services such as Identity Protect and Credit Reports and Scores. We sell our information services on a pay-per-use or subscription basis and enable online advertisers to provide targeted advertising to our customers. Key elements of our solution include:

Broad Portfolio of Information Services

We offer over 100 information services, including Identity Protect, Background Check, Phone Number Verification, People Search, and Property and Neighborhood Report, which address a variety of consumer and business demands. Our services provide consumers with valuable information that helps them address potential safety and security concerns, manage and protect their personal information and locate businesses or family, friends and colleagues with whom they have lost contact. We also offer enterprise information services to provide businesses with tools and services to identify, screen and administer prospective and current employees that can be used to mitigate risks, reduce costs, increase efficiency and address regulatory requirements.

Compelling Value and User Experience

We provide a high-quality user experience by delivering valuable services, an intuitive user interface and dedicated customer service at affordable prices. We sell our consumer information services on a pay-per-use or subscription basis at price points designed to appeal to a wide cross-section of consumers and to encourage repeat purchase activity. We provide our customers instant access to our services over the Internet through an easy-to-navigate user interface. We actively monitor trends in customer usage and market demand in order to continuously innovate and develop services that anticipate and respond to our customers’ evolving needs. We believe the compelling value and positive user experience we provide enhances customer satisfaction and increases customer loyalty.

Useful Information About People, Businesses and Assets

Our consumer information services are based on a collection of more than 15 billion public, publicly available and commercial records about people, businesses and assets. The innovative technologies built into our platform enable us to dynamically access, manage, integrate, cleanse and validate massive amounts of data in real time from hundreds of internal and external databases and repositories. This allows us to provide timely, useful and accurate information that helps consumers make better informed decisions.

Proprietary Technologies and Extensible Platform

We have developed advanced proprietary technologies that access, collect and normalize a broad range of consumer and business-related information. Our analytics technologies verify and augment multiple terabytes of data, usually in disparate formats and with varying degrees of accuracy and completeness, from a myriad of sources in order to make inferences and predictions based on this data. For example, our technologies enable us to construct a single identity profile for a person who has changed his or her last name, address or phone number. Furthermore, our extensible platform gives us the flexibility to develop and quickly bring to market new service offerings based on our existing technologies and information sources. This enables us to develop new sources of revenues without incurring significant incremental development costs.

Security and System Reliability

By leveraging standards-based technologies, we have implemented industry-leading security measures and innovative security technologies to enhance customer confidence when they are using our services or providing information to us. These security measures also conform to the security requirements of our commercial relationships, such as credit bureaus and credit card processors. To verify the robustness and compliance of our security technologies, we hire external consultants to perform extensive internal and external security audits on a quarterly basis. Furthermore, our infrastructure is designed to handle expanding volumes of customer visits, transactions and service offerings in an efficient and cost-effective manner.

Large Audience and Attractive Customer Base

In September 2009, the Intelius network of websites that attracts users interested in obtaining consumer information services drew over 11.7 million unique visitors in the United States, according to comScore Media Metrix. We have generated transactions from over nine million consumer accounts since our inception. In addition to the visitors who come to our websites directly, we draw visitors through our relationships with Internet portals and directories, such as Yahoo! and AT&T, that offer our services to their users and direct visitors to our websites. We believe that our customers and visitors to our websites appeal to advertisers because they have attractive demographic characteristics and have demonstrated the ability and willingness to purchase goods and services online.

Our Strategy

Our objective is to be the leading provider of information services. Our strategy for achieving this goal includes the following initiatives:

Expand Our Customer Base.  We intend to grow our large, established customer base and reach a broader consumer audience by developing our existing distribution relationships with leading Internet companies, establishing new online distribution relationships, and adding new websites to our website network that attract consumers of information services. Additionally, we believe offline retail and mobile devices represent exciting new distribution channels for us to reach new consumers with our offerings.

Expand Our Portfolio of Service Offerings.  We closely follow broad consumer usage and Internet industry trends to identify new compelling services for our customers. We plan to continue to innovate, add new data sources and leverage our advanced technologies to develop new information service offerings for consumers. We also intend to optimize the way we offer these services, including through new subscription offerings such as Property and Neighborhood Report and Credit Reports and Scores. By developing new services and enhancing the depth and functionality of existing offerings, we believe we can reach new customers and increase sales to existing customers.

Increase Revenue Per Customer.  We seek to maximize our revenue per customer by up-selling, cross-selling and advertising. During the transaction process, we might up-sell by offering an enhanced version of the initially requested offering. We cross-sell complementary services, such as Identity Protect, and offer promotional pricing to entice customers to make additional purchases. We integrate advertising during the transaction process as another source of revenue. We continuously evaluate our transaction process for opportunities to increase revenues per customer through the introduction of additional product offerings.

Increase Repeat Purchase Activity.  Repeat customers generally account for a substantial portion of our revenues. We believe these customers are more likely to access our websites directly than are new customers, resulting in more profitable transactions. We intend to increase repeat purchase activity and customer loyalty by extending the breadth and quality of our service offerings, continuously improving our customer experience and providing excellent customer service. We actively promote our subscription service offerings to facilitate increased customer loyalty and repeat purchase activity.

Enhance Our Brand.  We plan to invest to enhance our brand. We intend to build a recognized brand through advertising and marketing initiatives, including online advertising, print and outdoor advertising, trade shows, viral marketing and word-of-mouth. We also intend to continue to enhance our brand through quality of service initiatives, maintaining industry best practices, such as expansion of our service center, and improving customer interfaces on our websites. In addition to raising public awareness, we believe that these brand-building initiatives will enhance our sales and profitability over the long term by attracting more direct traffic to our network of websites.

Expand Through Strategic Acquisitions.  We intend to pursue acquisitions of relevant domain names, as well as acquisitions of companies with complementary customers, technology and services, in order to augment our customer base, increase traffic to our websites, enhance awareness of our brand, add new services and provide new sources of revenues. To date, we have made acquisitions that have allowed us to increase direct traffic to our network of websites, improve our search engine relevance and expand our product offerings.

Consumer Services

We offer consumers a broad range of search and monitoring services that address their immediate needs for information about people, businesses and assets. Our search services are designed to help consumers identify and verify unknown or missing contact information for people and businesses, locate and connect with friends, colleagues and businesses, and acquire detailed information on real estate and other assets. Our monitoring services provide a comprehensive examination and ongoing monitoring of critical personal information, which can be used to alert consumers of potential identity theft and financial fraud concerns.

We utilize the most up-to-date, complete and accurate information available to us to create our service offerings, which we sell individually and in bundles of complementary services. Most of our services are offered to our customers in an easy-to-use and understandable format through our primary website, www.Intelius.com. Our core service offerings include:

Information Services

Search Services

Background Check provides a detailed examination of an individual’s personal history based on name and state of residence. It draws from thousands of continuously updated data sources that include government, criminal, court, property and other public and publicly available records. Background Check delivers a detailed analysis of an individual’s address history, aliases, criminal history, liens and judgments, bankruptcy, professional licenses, marriage, divorce, death, property and other asset information. Some components of Background Check are also available as individual offerings.

Business Search enables consumers searching for information, products and services to connect with merchants. Leading online directory services provide us with listing information about businesses and service providers related to a consumer’s search query. Our Business Search helps these online directories generate additional exposure for their merchant customers and helps merchants acquire customers and sell products and services.

People Search enables consumers to locate a physical address, email address and phone number information for individuals. This service analyzes billions of public and publicly available records, including addresses and daily phone connect and disconnect information, to deliver information that helps consumers locate family, friends and colleagues.

Date Check provides individuals with the information provided by our Background Check service and our Business People Search service along with a social network lookup.

Phone Number Verification enables consumers to identify phone numbers they do not recognize. It provides up-to-date information associated with residential, commercial, mobile, Internet, pager and pay phone numbers, listed and unlisted. Phone Number Verification provides our customers with the name, current address (when available), phone company and connection status of the unrecognized phone number.

Email Verification enables consumers to identify email addresses they do not recognize. Email Verification provides up-to-date information associated with an email address, including residential, commercial, mobile and Internet phone numbers and postal addresses by utilizing data sources containing both listed and unlisted numbers and addresses.

Identity Verification enables individuals or businesses to verify the identities of individuals based on information provided, including social security number, name, address, phone number and other key variables. This service searches for fraud and validates that an individual is using his or her true identity on an application or other form of registration.

Business People Search provides consumers with the ability to locate professionals by name, location, company and other search criteria. This service analyzes multiple forms of public and publicly available records, including corporate records, professional licenses, business profiles, addresses, and daily phone connect and disconnect information, to deliver information that helps consumers and professionals locate colleagues and associates.

Property and Neighborhood Report enables consumers to make decisions about property value and verify other details about the surrounding area of a residential or commercial property. This service analyzes many forms of public and publicly available information, including property tax data, census records, sex offender information, and liens and judgments, to provide consumers with relevant information and statistics about individual properties, neighborhood residents and community demographics and characteristics.

Monitoring Services

Identity Protect, our identity theft protection subscription service, provides individuals with the ability to monitor and protect proactively against cases of identity theft. We offer comprehensive identity reports and real-time identity fraud monitoring that analyzes thousands of public and commercial data sources for potential fraudulent activity and changes in users’ personal profiles, such as changes of address or new account activations. Our service alerts customers via email to suspicious behavior involving their personal information and includes an insurance and recovery plan that provides $25,000 of coverage in the event that identity theft does occur.

Background Monitoring allows consumers and businesses to receive periodic updated background reports on individuals that keep them informed of the dynamic and changing nature of the individual’s background. We alert our customers to any new information about the individual, such as a recent criminal charge, civil lawsuit, judgment, lien or bankruptcy.

Credit Reports and Scores is a subscription service that helps consumers understand and monitor their credit profile. This service includes a credit report, which provides consumers their credit history as reported by one of the three national credit repositories, Equifax, Experian or TransUnion; a credit score based on the credit history from one of the three national credit repositories; and credit monitoring, which includes the periodic review of credit-related information from each of the three nationwide credit reporting agencies designed to detect and notify the consumer of fraudulent activity, new inquiries, new accounts, late payments and other matters affecting his or her creditworthiness.

Advertising

We provide advertising in several formats to our customers and to visitors of our websites. We charge our advertisers on a cost-per-action, cost-per-impression and cost-per-click basis.

Post-transaction Advertising offers advertisers the ability to reach our customers with targeted service offerings and promotions after a customer has completed a transaction on our website. This advertising is highly valued because it is presented to our customers at a time when they are open to making purchases. Upon acceptance of these offers, we enable our customers to securely transfer their billing information in order to facilitate their purchase.

Display Advertising helps businesses build their brands, acquire customers and market products and services to visitors of our websites. We provide display advertising, in the form of banner advertisements or text links, on many of our websites.

Enterprise Services

We provide employers and real estate managers with detailed personal and background information that is necessary for conducting pre-employment screenings of potential hires and screening of potential tenants. All of our enterprise screening services require consent of the individual being screened and we gather this consent in compliance with the FCRA. Our enterprise information services include:

Employment Screening consists of our background screening service, which includes address and criminal history and may be augmented with education and employment verification, a credit report, drug screening, a department of motor vehicle records check, and other information and services selected by the employer.

Tenant Screening consists of our background screening service, and may be augmented with a credit report and rental history.

Technology

We have developed several proprietary technologies that serve as the foundation of our technology platform and allow us to view, analyze and adjust how we acquire and market to our customers. We also employ industry-leading technologies and in-depth security policies designed to ensure that our operations and information are protected. Our technology infrastructure enables us to scale our business at a low cost while providing a flexible platform for integrated application development.

Data Access, Analysis and Integration

We draw upon a wide variety of online and offline sources for our data, including government agencies, credit bureaus and third parties that compile public, publicly available and commercial record information. This information is delivered to us via digital media or accessed via electronic gateways. Update frequencies range from daily to annually, depending on the source. We do not rely on a single source to operate any of our services, and we believe we would be able to continue our service offerings should any single source become unavailable.

Our technology platform is designed to standardize access to disparate information sources so that we can uniformly search and analyze all sources. Whether information is stored in our internal databases or accessed in real time from external sources, we apply the same normalization techniques. We then apply a real-time integration process that allows us to create an accurate and comprehensive virtual record from the information sources used, while minimizing duplication. Our innovative technology employs sophisticated analytics that allow us to make inferences and predictions from disparate information sources. We apply cost-optimization algorithms to deliver high-quality information at an affordable cost.

Operations and Information Security

We implement security at multiple levels in our hardware and software and follow rigorous industry standards to protect our internal operations and the personal information we require and provide. We use leading enterprise firewalls and monitoring systems for intrusion detection. We encrypt all sensitive data and store it with the 256-bit Rijndael Advanced Encryption Standard approved by the National Institute of Standards and Technology and control limited logged access by access control lists. We engage in extensive annual internal and external security audits, as well as quarterly external network scans and penetration tests conducted by VeriSign. We also engaged VeriSign to conduct an assessment of our policies and procedures, and VeriSign certified that we were in compliance with the VeriSign Security Certification Program as of September 25, 2009. For the assessment, VeriSign focused on the security components of the following industry standards:

•	Payment Card Industry, or PCI, Data Security Standard v1.2;

•	Gramm-Leach-Bliley Act;

•	ISO 27002/27001:2005 Information Security Standards;

•	Technical Security Standards from the National Institute of Standards (NIST) and the Open Web Application Security Project (OWASP); and

•	State Security Breach Notification Law (using California Civil Code Section 1798.80 – 1798.84 as the baseline).

We have been PCI compliant since 2005 and a Level 1 Merchant since June 30, 2007.

Infrastructure

We base our infrastructure platform on open source technologies that include Linux, Apache, MySQL and PHP. We use redundant Internet service providers and redundant network appliances running on commodity PC-based servers and hardware. We currently store over 20 billion records on approximately 72 database servers with over 55 terabytes of disk space. Our databases currently service over 10,000 queries per second in the aggregate and are optimized for an easily updateable, fast and consistent view.

Our platform is operated 24 hours a day, seven days a week, and we have had historical system uptimes of more than 99.99% other than for scheduled downtime. We have managed connectivity with multiple Internet service providers, continually monitoring and optimizing all network traffic flows and service levels. The systems supporting our own websites and our internal operations are hosted at four facilities in the Seattle, Washington area, one in Houston, Texas, and one in Santa Clara, California. The facilities are staffed by trained personnel, and we believe that we have ample power, redundancy, fire suppression capabilities, bandwidth capacity and backbone redundancy to support the current and anticipated near-term growth of our business. We continuously monitor these systems to improve all aspects of their performance.

Real-time Monitoring and Administration System

We have developed a real-time monitoring and administration system that allows us to view our entire platform in real time, which we believe gives us a competitive advantage in customer acquisition. Since we acquire customers through many Internet-based advertising channels, we use this system to monitor, analyze and modify each online channel and campaign in real time to achieve better results. For example, we can instantly identify whether an advertiser has changed how it is featuring our service, or we can introduce special offerings or modify pricing in real time to maximize the effectiveness of our online advertising. Furthermore, our real-time monitoring and administration system allows us to optimize our use of individual information sources to improve service quality. We are also able to present different versions of our website to users to help test and optimize features based on user behaviors.

Fraud Detection and Prevention

To minimize fraudulent activity on our websites, we have developed a vigorous, real-time fraud analysis and detection system. This system analyzes purchases, history and other transaction variables to assign a fraud probability to each transaction and customer. We do not complete transactions identified as fraudulent. In addition, a fraud review team manually evaluates questionable transactions. We generate reports to illustrate trends in fraud, allowing us to employ new techniques for detection of fraud.

Queue Management Platform

Our enterprise services require the integration of information from external agencies from which information may be unavailable in real time. Our platform allows for asynchronous request handling and automatically augments our reports upon receipt of outstanding pieces of information. These requests are typically comprised of specific components within reports, which can take us several days to obtain. For example, a pre-employment background screening often includes a drug screening component, which requires a few days for an individual to be tested and for laboratory results to be received. Our queue manager flags components that remain outstanding for longer than the standard time constraints imposed by the workflow for administrative follow-up. Once all components for a report have been received, a job completion alert informs the requester that its report is ready for delivery.

Advertising Platform

We have developed a proprietary advertising platform that allows for the dynamic placement of advertising on our websites. Advertising can be grouped together into exclusive families with weights to determine relevance based on numerous attributes related to websites, user location and behavior and profiling. Our monitoring and administration system allows tracking of these offers in real time enabling us to refine and optimize targeting.

iSearch/Spock

In September 2008, we launched www.isearch.com, a service that includes an information retrieval engine for both structured and unstructured records. The iSearch platform generates a multi-level profile of individuals and businesses. Our April 2009 acquisition of Spock Networks, Inc. introduced a natural language processing feature to our data extraction process, which identifies the merge attributes for each record.

Product Development

Our product development activities, which are primarily composed of research and development efforts, are focused on the development of new analytics technologies for integrating disparate databases and providing a robust data platform for development of our new products. These efforts are instrumental in allowing us to provide unique and compelling products to our customers. For the years ended December 31, 2006, 2007 and 2008, we spent $1.5 million, $3.3 million and $5.7 million, respectively, on product development. For the first six months of 2008 and 2009, we spent $2.6 million and $4.4 million, respectively, on product development.

Sales and Marketing

We use the following advertising and marketing programs to attract and retain customers:

Online Distribution Relationships.  We have established relationships with leading Internet companies, including Yahoo! and AT&T’s AnyWho subsidiary, that market our services on their websites and direct users to our websites. These relationships are structured on a revenue-sharing, cost-per-impression or cost-per-click basis.

Search Engine Optimization and Marketing.  We optimize our websites to maximize the opportunity for proper indexing, listing and inclusion in the editorial results of algorithmic search engines of companies such as Google, Microsoft and Yahoo!. We run performance-based search advertising programs and monitor, analyze and modify them in real time to improve their effectiveness.

Direct Navigation.  We own a network of websites with content relevant to our services, from which we direct visitors to our primary website, www.Intelius.com, where they have the opportunity to purchase our services.

Offline Marketing.  We advertise in offline media such as radio, television, billboards, print media and trade shows to enhance consumer awareness of our brand and services.

Customer Loyalty.  We promote customer loyalty by providing an intuitive and compelling user interface on our website, and through our in-house, highly-trained customer service department. Additionally, we periodically offer our customers security tips, new product offerings and promotions through opt-in direct email communications.

We market to enterprise customers through a dedicated sales force and channel partners. Our sales force is organized geographically in major U.S. regional markets and is responsible for answering incoming inquiries and contacting prospective enterprise customers. Our enterprise account management organization is responsible for servicing, cross-selling and up-selling existing enterprise customers. We also work with channel partners that wish to market and promote our services to their customers, clients or end users. Our channel partners pay for our services on behalf of the end users, or feature our branded services with their offerings.

Competition

We operate in rapidly evolving and competitive markets and compete with large, diversified online and offline service providers, as well as small firms and individuals. We believe that most of our competitors compete with us for a particular service offering, but do not compete with us across our entire suite of service offerings. However, we believe that as the market for our services grows and we expand our service offerings, we will encounter increased competition.

We face different principal competitors in the information services market, including the following:

•	Online and offline background check and information verification service providers, including private search firms. Many of these providers offer manual background screenings and verification services for consumers and businesses that are typically comprehensive, but are high-cost and labor intensive and require a significant amount of time to complete;

•	Online properties and directory services that provide free and paid address and phone number information, people search services and real estate information and analysis;

•	Large, diversified Internet companies that offer publicly available information that can be “crawled” and indexed on the Internet. While these companies do not currently offer a wide variety of information services, they may compete directly with our service offerings in the future;

•	Internet websites that compete with us for online advertising revenues. These websites compete with us on the basis of the number of visitors and the quality of visitor traffic; and

•	National credit repositories and other information services providers that offer credit monitoring services that compete with our identity theft protection services. These services typically provide only after the fact notification of a credit-related incident after it has occurred.

We believe the principal factors upon which we compete in the market for information services are:

•	completeness, accuracy and reliability of information services offered;

•	speed of delivery of information services;

•	ease of use and access to information services;

•	cost-effectiveness of information services;

•	relationships with highly visited Internet portals and websites;

•	ability to acquire customers cost-effectively; and

•	ability to generate revenues from repeat customers.

We believe we compete effectively relative to our competitors in the market for providing information services to consumers and businesses over the Internet. Furthermore, we believe our advanced technologies and proprietary platform provide a significant advantage in delivering accurate and useful services in a timely manner at affordable prices.

Government Regulation

We are subject to state, federal and international laws and regulations applicable to online commerce, including privacy, website content, background screening, consumer credit, gaming, protection of minors and general consumer protection laws. Laws and regulations have been adopted, and may be adopted in the future, that govern or regulate Internet-related activities and information, including online content, data privacy, data security, online marketing, unsolicited commercial email, taxation, pricing and quality of products and services. Some of these laws and regulations, particularly those that relate to the Internet, were adopted relatively recently and their scope and application is less certain.

Our enterprise business, which accounted for approximately 7.0% of our total revenues during 2008 and 5.9% of our total revenues in the first six months of 2009, distributes information about individuals to persons who make eligibility, service and other decisions based on this information. These enterprise services are subject to regulation under federal, state and local laws in the United States. Examples of these regulations include the FCRA, which regulates the use and disclosure of information used by employers, landlords, insurers and other entities to make various selection decisions, the Gramm-Leach-Bliley Act, which regulates the protection and use of non-public personal financial information held by financial institutions and applies indirectly to companies that provide services to financial institutions; the Drivers’ Privacy Protection Act, which restricts the public disclosure, use and resale of personal information contained in state department of motor vehicle records; and state private investigator licensing laws.

Certain state and federal privacy laws restrict the use and disclosure of personal information and provide consumers with various rights, including the right to know the manner in which their own covered information is being used, to challenge the accuracy of this information and to prevent the use and disclosure of that information. In some instances, these laws also impose requirements for safeguarding personal information through the implementation of data security standards and practices. Certain state laws also require notification to those affected by security breaches in certain circumstances. Some laws require us to withhold disclosure of certain elements of certain individuals’ identifying information in some circumstances; however, information regarding the individual may still appear in our database when changes in the individual’s address or other identifying information have occurred, or new information received from our data sources, prevent us from identifying the individual in question. Failure to comply with these regulations may result in the imposition of civil and criminal penalties, including fines.

The use by consumers of certain of our consumer services, including Background Information, Phone Number Verification and People Search to make hiring, credit, tenant or similar screening decisions could result in the customers violating FCRA and similar laws adopted by states if the customers fail to adhere to our terms of use for the services in question. Like others in the industry, we require persons desiring to purchase our consumer services to agree, as a condition to purchase, that they will not use the information provided by those services to make screening decisions regulated by those laws.

Intellectual Property

Our intellectual properties include our trademarks and our proprietary analytics and predictive information algorithms. We use these in connection with our websites’ user interfaces, virtual record of integrated data, real-time monitoring and administration system, and real-time fraud analysis and detection system. We protect our know-how and trade secrets with various confidentiality agreements and other protocols. No single trade secret is critical to our operations. We own and use many copyright-protected works, including the user interfaces on our websites and various software programs and code that have been written by our employees. We also use open source software that is subject to various open source software licenses.

We own trademarks, service marks and trade names that are important to our business. Our Intelius trademark and logo are our primary brand and mark. Aside from this brand, however, we are not dependent in any material way upon any single trademark, service mark or trade name or group of trademarks, service marks or trade names. We protect, register and defend our trademarks and service marks. While the initial duration for a federal trademark registration is six years, each registration may be renewed an unlimited number of times as long as the company continues to use the applicable mark in commerce. We have applied for the registration of additional trademarks, service marks and trade names used in our business.

We have three patent applications in the United States related to data access, analysis and integration of public records and data sorting and content relevance. However, we cannot be certain that these patents will be issued or that any issued patents will cover our requested claims.

In addition to our primary website, Intelius.com, we own and operate numerous website domain names, including:

• addresses.com • zabasearch.com • peoplelookup.com • lookupanyone.com	• iaf.net • publicrecordfinder.com • spock.com • datadetective.com	• theultimates.com • reversephonedirectory.com • isearch.com

Employees

As of September 30, 2009 we had a total of 299 full-time employees, of which 41 were engaged in sales, marketing and business development, 88 were in network operations and product development, 140 were in search services and customer support, and 30 were in finance and administration. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our headquarters consist of approximately 30,000 square feet in Bellevue, Washington under a lease expiring in 2012. Our executive offices, administrative and marketing functions, and engineering group are located at this facility. We also lease approximately 25,000 square feet in Bothell, Washington for our enterprise division and customer support operations, and have sales offices in other locations. We also have co-location agreements for space to house our data centers and related equipment in Tukwila, Washington and Seattle, Washington.

Legal Proceedings

On June 22, 2008, we received an inquiry from the Washington State Attorney General’s Office in the form of a Civil Investigative Demand regarding our relationships with Adaptive Marketing and Yellow Book USA. The subject matter of the inquiry included the details of our business relationships with Yellow Book USA and Adaptive Marketing, as well as Adaptive Marketing’s various offers that were shown on our websites to customers who purchased our products and services, and the circumstances under which credit card and other customer information was transferred by us to Adaptive Marketing. On August 15, 2008, we responded to this inquiry and on December 15, 2008, we provided a supplemental response. On October 23, 2008, we received a second Civil Investigative Demand from the Washington State Attorney General’s Office regarding our IDWatch/Identity Protect service. On January 15, 2009, we provided our response. Some of our officers and employees have been deposed regarding the subject matter of this investigation. On September 21, 2009, we received a third Civil Investigative Demand from the Washington State Attorney General’s Office regarding the forms of offers for our Identity Protect service and Adaptive Marketing services.

On November 27, 2006, we received an inquiry from the FTC in the form of a Civil Investigative Demand regarding compliance with the FCRA. Over the next several months, we responded to this inquiry, and to follow-up inquiries, by answering questions and producing numerous documents to the FTC. Our representatives also met with FTC staff in August 2007 to respond to these and additional questions. In November 2008, the FTC orally contacted our outside legal counsel handling the matter to inquire about our opt-out policy and procedures. A detailed response to their inquiry was produced to the FTC in January 2009, and a supplemental response was provided in July 2009. We have received no additional requests for information since this last response. The FCRA is applicable to certain of our enterprise screening services. We do not believe that the FCRA is applicable to our delivery of our consumer information services. However, we cannot be sure whether the FTC will agree with our view that the FCRA is not applicable to our delivery of these services. A determination by the FTC that the FCRA does apply to these services, if sustained, could have a material adverse effect on our business. In addition, a determination by the FTC that our enterprise screening services do not fully comply with the FCRA, if sustained, could have a material adverse effect on our business. The FTC could, for example, impose monetary penalties, increase regulation of our consumer information services in a manner that reduces demand for them, require that we change how we provide our enterprise screening services in a manner that increases our costs or reduces demand for them or require some other action.

On August 31, 2009, a resident of the state of California filed an action against us and Adaptive Marketing in the United States District of California, Southern Division, Civil Action No. CV09-6343 RGK (VBKx), titled Denise Baxter v. Intelius, Inc., Intelius Sales Company LLC and Adaptive Marketing LLC. The complaint alleges causes of action for unfair and deceptive business practices in violation of California Business and Professional Code Section 17200 et seq. and false advertising in violation of Section 17500 et seq. of that Code, breach of financial privacy, and conversion. The complaint is a class action complaint and is purportedly on behalf of all California residents situated similarly to the plaintiff. We believe the factual basis for the action to be materially misstated and intend to defend the action vigorously.

From time to time we are involved in various other legal proceedings that arise in the ordinary course of our business. We provide for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. While we do not currently believe that the outcome of any other pending or threatened litigation in the ordinary course of business will have a material adverse effect on our financial position or operating results, we cannot assure you that those actions will not materially and adversely affect our business, financial condition, results of operations or cash flows.

For additional disclosure on the risks to our business that these legal proceedings create, please refer to “Risk Factors” beginning on page 11.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of September 30, 2009, are set forth below:

Name	Age	Position

Naveen K. Jain	50	Chief Executive Officer, President and Director
James M. Adler	46	Chief Privacy Officer
Gregory L. Anderson	46	Associate General Counsel
John K. Arnold	45	Executive Vice President, Business Development
William H. Beaver, Jr.	55	Vice President, General Counsel and Secretary
Jay T. Caldwell	56	Chief Accounting Officer
Chandan S. Chauhan	52	Senior Vice President, Program Management
Paul T. Cook	46	Chief Financial Officer and Treasurer
William R. Kerr	55	Chief Corporate Officer and Director
Susan K. Koehler	46	Chief Marketing Officer
Kevin R. Marcus	35	Chief Technology Officer
Edward O. Petersen	38	Senior Vice President, Sales and Marketing
Niraj A. Shah	39	Senior Vice President, Engineering
William A. Owens(1)(3)	69	Chairman of the Board of Directors
Peter W. Currie(1)	58	Director
Arthur W. Harrigan, Jr.(4)	65	Director
Richard P. Karlgaard(1)(3)	55	Director
Chris A. Kitze(2)(4)	50	Director
Georgette Mosbacher(2)(3)	62	Director
William B. White(2)(3)(4)	42	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Corporate Governance Committee.

(4)	Member of Privacy and Consumer Advocacy Committee.

Naveen K. Jain, a co-founder of Intelius, has served as our Chief Executive Officer and President and as a member of our board of directors since our inception in 2003. Prior to founding our company, he was a founder and Chairman of the board of directors of InfoSpace, Inc., a developer of Internet software and application services, from 1996 to 2002. He also served as Chief Executive Officer of InfoSpace from 1996 to 2000 and again from 2001 to 2002 and served as Chief Strategy Officer from 2000 to 2001. From 1989 to 1996, Mr. Jain was a senior executive at Microsoft Corporation. Mr. Jain holds a B.S. degree in Engineering from the Indian Institute of Technology Roorkee (IIT Roorkee) and a post-graduate degree in Personnel Management and Industrial Relations from the XLRI Jamshedpur, School of Business and Human Resources.

James M. Adler has served as our Chief Privacy Officer since September 2008. From July 2007 to September 2008, Mr. Adler served as President and Chief Technology Officer at Identity.net, an online identity company. Prior to that, he was the President of Dategrity, a privacy protection company, from May 2005 to June 2007 when it was acquired by Identity.net. From 1998 to April 2005, Mr. Adler was founder and CEO of VoteHere, a secure online voting company. Mr. Adler holds a B.S. in Electrical Engineering from the University of Florida and an

M.S. degree in Electrical and Computer Engineering from the University of California, San Diego.

Gregory L. Anderson has served as our Associate General Counsel since July 2008. From 1989 to January 2006, he practiced law with Lane Powell PC, a private law firm. Mr. Anderson holds a B.A. degree in Business Administration (Accounting) from the University of Washington, and a J.D. degree from St. John’s University School of Law.

John K. Arnold, a co-founder of Intelius, has served as our Executive Vice President, Business Development, since our inception in 2003. From 1998 to 2002, Mr. Arnold served as Executive Vice President at InfoSpace, where he led merchant and wireless strategic initiatives. In 1995, Mr. Arnold founded OutPost Network, Inc., an e-commerce technology company, where he served as Chairman and Chief Executive Officer until it was acquired by InfoSpace in 1998. From 1993 until 1995, Mr. Arnold led the Information Technology departments of VoiceStream Wireless (now T-Mobile) and Western Wireless Corporation. Mr. Arnold also serves as managing partner of Arnold Network Holdings, which focuses on the development of traditional and technology businesses for emerging entrepreneurs.

William H. Beaver, Jr. has served as our Vice President and General Counsel since August 2005. From March 2005 to August 2005, Mr. Beaver served as a consultant to us. From 1980 to August 2005, he practiced law with Karr Tuttle Campbell, a private law firm. Mr. Beaver holds a B.S. degree in Ichthyology from the University of Michigan and a J.D. degree from the University of Washington School of Law.

Jay T. Caldwell has served as our Chief Accounting Officer since August 2008. From March 2007 to August 2008, he was the Chief Financial Officer and Treasurer, and from June 2006 to February 2007 he was the Controller at Redhook Ale Brewery. From 2000 to December 2005, Mr. Caldwell served as the General Manager of Arena Sports, a recreation sports company. Mr. Caldwell holds a B.A. degree in Biology and an M.B.A. degree in Accounting and Finance from Cornell University. He is a certified public accountant in the State of Washington.

Chandan S. Chauhan, a co-founder of Intelius, has served as our Senior Vice President, Program Management, since our inception in 2003. From 2000 until 2002, Mr. Chauhan served as Vice President of New Technologies for InfoSpace. From 1987 until 1999, Mr. Chauhan held several senior management positions at Microsoft Corporation in the Windows Operating System and MSN divisions. Mr. Chauhan holds a B.E. in Electrical Engineering from ZH College of Engineering and Technology, India, an M.S. degree in Computer Science from the University of Alaska, Fairbanks, and an M.S. degree in Electrical Engineering from the Technical University of Nova Scotia, Halifax.

Paul T. Cook has served as our Chief Financial Officer since August 2006 and as our senior financial executive since January 2005. Prior to joining us, Mr. Cook served as Director of Technology Investing and Senior Portfolio Manager at Munder Capital Management, an investment management company, from 1999 until December 2004. Mr. Cook held various other positions at Munder Capital Management beginning in 1987. Mr. Cook is a Chartered Financial Analyst and holds a B.A. degree in Materials Logistics Management and an M.B.A. degree in Finance from Michigan State University.

William R. Kerr has served as a member of our board of directors since July 2006 and as our Chief Corporate Officer since June 2007. He served as Chief Executive Officer of JSE Partners Inc., a private investment company, from September 2005 to June 2007, and also from 2001 to March 2004. Mr. Kerr served as Chief Financial Officer at Nortel Networks Corp., a global communications equipment company, from March 2004 to February 2005 and as Senior Advisor at Nortel Networks Corp. from February 2005 to September 2005. From 1994 until 2001, Mr. Kerr held several senior executive positions at Nortel Networks, including Senior Vice President of Finance, Vice President and Treasurer, and Vice President and Controller. Mr. Kerr

is a Chartered Accountant and holds a B.A. degree in Economics from Queens University, Kingston, Ontario.

Susan K. Koehler has served as our Chief Marketing Officer since September 2008. From 1995 to August 2005, she held numerous consumer marketing positions and led certain strategic global initiatives at Microsoft Corporation including most recently serving as Senior Director of the Security Mobilization Initiative. Prior to that, she held numerous consumer marketing positions at Warner Lambert Company from 1985 to 1990 and at The Dial Corporation from 1990 to 1994. Ms. Koehler holds a B.S. degree in Marketing and a B.A. degree in Advertising from Syracuse University and an M.B.A. degree in Marketing from Rutgers University.

Kevin R. Marcus, a co-founder of Intelius, has served as our Chief Technology Officer since our inception in 2003. Prior to joining us, Mr. Marcus was a founder of InfoSpace, and served as its Chief Software Architect from 1996 to 2002. From 1993 until 1996, Mr. Marcus worked for Symantec Corporation, a provider of security software.

Edward O. Petersen, a co-founder of Intelius, has served as our Senior Vice President, Sales and Marketing, since our inception in 2003. From 1999 to 2002, Mr. Petersen held several senior-level positions at InfoSpace, including Vice President of Business Development, Senior Vice President of Devices and Network Equipment and Senior Vice President of Wireless Services. In 1998, Mr. Petersen founded Union-Street.com, an Internet company, where he served as its President until its acquisition by InfoSpace in 1999. From 1995 until 1998, Mr. Petersen was a Head of Program Management for Pantheon, Inc., an Internet infrastructure company. Mr. Petersen holds a B.A. degree in History and Business Administration from Whittier College.

Niraj A. Shah, a co-founder of Intelius, has served as our Senior Vice President, Engineering, since our inception in 2003. From 1999 to 2002, Mr. Shah served as the Director of Innovations for InfoSpace. From 1996 to 1999, Mr. Shah served as a Senior Architect for Active Voice, LLC, a provider of unified messaging, computer telephony and voice messaging solutions. Mr. Shah holds a B.S. degree in Computer Engineering from the University of Washington.

William A. Owens, a retired Admiral of the U.S. Navy, has served as a member of our board of directors since January 2006 and as Chairman since March 2006. He has been a partner and served as Chairman of AEA Investors LLC ASIA, a private equity firm, since April 2006. Admiral Owens served as Vice Chairman and Chief Executive Officer of Nortel Networks Corp. from April 2004 to December 2005. He served as Chairman and Chief Executive Officer of Teledesic LLC, a provider of satellite communication services, from 1998 to April 2004. From 1996 to 1998, Admiral Owens served as President, Chief Operating Officer and Vice Chairman of Science Applications International Corp., a systems, solutions and technical services company. From 1994 to 1996, Admiral Owens served as the Vice Chairman of the Joint Chiefs of Staff of the U.S. military. Admiral Owens also serves as a director of Century Link, Polycom, Inc. and Wipro Ltd. Admiral Owens holds a B.A. degree in Mathematics from the U.S. Naval Academy, a B.A. degree and an M.A. degree in Politics, Philosophy and Economics from Oxford University and an M.A. degree in Management from George Washington University.

Peter W. Currie has served as a member of our board of directors since June 2007. Most recently, Mr. Currie served as the Chief Financial Officer of Nortel Networks Corp. from February 2005 to April 2007. Prior to that, Mr. Currie worked at Royal Bank of Canada from 1997 to 2004 and most recently served as Vice Chairman and Chief Financial Officer of RBC Financial Group until 2004. Mr. Currie held various finance positions during his 13 years at Nortel Networks Corp. prior to joining RBC Financial Group, including General Auditor, Controller and Vice President, Finance for a number of business segments, in addition to serving as Senior Vice President and Chief Financial Officer. Mr. Currie serves on the board of directors of Affinion Group, Inc. Mr. Currie holds a B.A. degree in Economics and an M.B.A. degree from York University.

Arthur W. Harrigan, Jr. has served as a member of our board of directors since January 2006. He is a partner at Danielson Harrigan Leyh & Tollefson LLP, a private law firm of which he is a founder, and has practiced law there since 1986. From 1971 to 1985, he practiced law with Lane Powell PC, a private law firm. He holds a B.A. degree in Intellectual History from Harvard College and a J.D. degree from Columbia University Law School.

Richard P. Karlgaard has served as a member of our board of directors since September 2009. Since 1998, Mr. Karlgaard has been the publisher of Forbes magazine. Mr. Karlgaard joined Forbes in 1992 to start Forbes ASAP, a technology magazine. In 1988, Mr. Karlgaard co-founded Upside magazine and in 1985 co-founded the 5,500 member Churchill Club, a civic organization based in Silicon Valley. Mr. Karlgaard holds a B.A. in Political Science from Stanford University.

Chris A. Kitze has served as a member of our board of directors since September 2007. Mr. Kitze has been an independent investor since 1996. He served as Chairman of the board of directors of Wine.com, an online wine retailer, from 1999 until August 2005. From 2000 until 2002, he served as Chief Executive Officer of Yaga, Inc., a payments processor. From 1999 until 2000, he served as Chief Executive Officer and member of the board of NBC Internet. Mr. Kitze co-founded Xoom.com, an Internet company, in 1996 and served as the Chairman of its board of directors and held several executive positions from 1996 until 1999. In 1995, Mr. Kitze co-founded Point Communications Corporation, a Web directory company, which was acquired by Lycos in 1995, after which Mr. Kitze served as Lycos’s Vice President of Marketing until 1996. From 1994 until 1995, Mr. Kitze served as Publisher at Softkey International. In 1991, Mr. Kitze co-founded Aris Entertainment, a CD-ROM publishing company, and served as its President until 1994. Mr. Kitze holds a B.S. degree in Chemical Engineering from the University of Colorado.

Georgette Mosbacher has served as a member of our board of directors since September 2009. Since 2000, Ms. Mosbacher has been the Chief Executive Officer of Borghese Inc., a global cosmetics company. Since 1995, she has also been the Chief Executive Officer and Chairman of the board of directors of Georgette Mosbacher Enterprises, a venture capital and marketing firm specializing in business turnarounds. From 1987 to 1995, she was Chief Executive Officer and owner of LaPrairie, a cosmetics company sold to Beiersdorf AG in 1995. Ms. Mosbacher holds a B.S. in Business Administration from Indiana University.

William B. White has served as a member of our board of directors since April 2009. Mr. White has served as President of the Intrepid Sea, Air & Space Museum in New York City since 1992 and President of the Intrepid Fallen Heroes Fund since 1992. Mr. White holds a B.A. in Political Science from Fordham University.

There are no family relationships among any of our directors and executive officers.

Board Composition

We have nine authorized members of our board of directors. Our board of directors is currently composed of Mr. Currie, Mr. Harrigan, Mr. Jain, Mr. Karlgaard, Mr. Kerr, Mr. Kitze, Ms. Mosbacher, Admiral Owens and Mr. White. Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. We do not have a classified board of directors, and, as a result, each of our directors will stand for re-election at our next annual stockholders’ meeting and will serve until the following year’s annual stockholders’ meeting or until his or her successor is duly qualified and elected or until his or her earlier death, removal or resignation. Our amended and restated bylaws provide that any vacancy on our board of directors may only be filled by a person selected by a majority of the remaining directors then in office, or by a sole remaining director, unless applicable law otherwise requires.

Director Independence and Qualifications

Our board of directors has determined that each of Mr. Currie, Mr. Karlgaard, Mr. Kitze, Ms. Mosbacher, Admiral Owens and Mr. White is an “independent director” as defined in Section 303A.02 of the New York Stock Exchange (NYSE) Listed Company Manual, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee also meet the independence requirements under the current NYSE and SEC rules and regulations.

Board Committees

Our board of directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Privacy and Consumer Advocacy Committee. Each of the committees operates under a written charter approved by the board of directors. Members serve on these committees until their resignation from the committee, the termination or expiration of their service on our board of directors, or until otherwise determined by our board of directors.

Audit Committee

Our Audit Committee is comprised of Mr. Currie, who is the chair, Mr. Karlgaard and Admiral Owens. Each member of our Audit Committee is financially literate. In addition, our board of directors has determined that Mr. Currie is an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee recommended, and our board of directors has adopted, a written charter for our Audit Committee. The responsibilities of our Audit Committee, among other things, include:

•	selecting our independent registered public accounting firm for ratification by the stockholders;

•	overseeing the independence of our independent registered public accounting firm;

•	reviewing audit results and annual and interim financial statements;

•	reviewing potential conflict of interest situations and reviewing and approving any related-party transactions; and

•	reviewing and pre-approving all audit services and permissible non-audit services to be performed by our independent registered public accounting firm.

Compensation Committee

Our Compensation Committee is comprised of Mr. Kitze, who is the chair, Ms. Mosbacher and Mr. White. The purpose of our Compensation Committee is to discharge the responsibilities of our board of directors relating to the compensation of our executive officers. Our Compensation Committee recommended, and our board of directors has adopted, a written charter. Pursuant to its charter, our Compensation Committee, among other things, will:

•	determine the form and amount of compensation to be paid or awarded to all of our employees;

•	administer our equity incentive plans;

•	review and approve the corporate goals and objectives relevant to executive officers’ compensation and make and review decisions regarding salary, bonuses, and change in control arrangements; and

•	review and make recommendations to our board of directors with respect to adoption and approval of all cash-based and equity-based incentive compensation plans and arrangements.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Admiral Owens, who is the chair, Mr. Karlgaard, Ms. Mosbacher and Mr. White. Our Nominating and Corporate Governance Committee has recommended, and our board of directors has adopted, a written charter for our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee, among other things, will:

•	identify, evaluate and recommend nominees for our board of directors and committees of our board of directors;

•	make recommendations to our board of directors regarding the structure and operations, size and composition of our board of directors and committees of our board of directors, committee member qualifications, and committee member appointment and removal;

•	develop and recommend to our board of directors codes of conduct and ethics applicable to our employees, officers and directors; and

•	review our insider trading policy and recommend any changes to our board of directors.

Privacy and Consumer Advocacy Committee

Our Privacy and Consumer Advocacy Committee is comprised of Mr. Kitze, who is the chair, Mr. Harrigan and Mr. White and was formed to review and advise our board of directors on privacy related issues and on business practices used to market our products and services as well as those used by other entities that advertise on our websites. Pursuant to its charter, our Privacy and Consumer Advocacy Committee will, among other things:

•	review the types of personal information we use, the sources of that information, and the ways that information is used, stored and transferred by us as well as the procedures in place to secure such information from unauthorized use or access;

•	review and advise the board of directors on practical, legal and ethical issues relating to our use and dissemination of personal information;

•	review and advise the board of directors on our privacy and opt out policies;

•	review and advise the board of directors on the practical, legal and ethical issues associated with the business practices used to promote and market our products and services; and

•	review and advise the board of directors regarding practical, legal and ethical issues relating to the business practices used to market or advertise third-party products and services on web-sites that we own or operate.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves or in the past has served as a member of the board of directors or Compensation Committee of any entity that has one or more of its executive officers serving on our board of directors or our Compensation Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and principal accounting officer.

Director Compensation

The principal form of our director compensation program is annual grants of restricted stock, vesting over two years, in equal installments on the first and second anniversaries of the grant. Each non-employee director receives the following amounts for board of director and committee services:

	Initial Grant	Anniversary
	Upon Election	Grant

Board of Directors	25,000	10,000
Chair of Board of Directors	4,000	4,000
Audit Committee	2,500	2,500
Chair of Audit Committee	1,000	1,000
Compensation Committee	1,500	1,500
Chair of Compensation Committee	500	500
Privacy and Consumer Advocacy Committee	1,500	1,500
Chair of Privacy and Consumer Advocacy Committee	500	500

We reimburse our non-employee directors for their out-of-pocket expenses to attend board of director and committee meetings.

In connection with our 2008 repurchase of shares from directors and executive officers, described below under “Compensation Discussion and Analysis — Share Repurchase Program,” we granted to each of our participating non-employee directors an option to purchase the number of shares we repurchased from that director, at an option exercise price of $10.98 per share.

Director Compensation Table for Year Ended December 31, 2008

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2008. All compensation paid to Mr. Jain and Mr. Kerr, our only employee directors, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Jain and Mr. Kerr in their respective capacity as a director.

	Fees	Stock		All Other
Name	Earned	Awards (1)	Option Awards (2)	Compensation	Total

William A. Owens	$—	$117,624	$49,655	$—	$167,279
Arthur W. Harrigan, Jr	—	71,194	49,676	—	120,870
Peter W. Currie	—	136,342	878	—	137,220
Chris A. Kitze	—	167,675	888	—	168,563

(1)	Represents amounts recognized as compensation expense for financial statement purposes for 2008 in accordance with the SFAS No. 123(R) in connection with all restricted stock granted to each named director. The following table presents aggregate grant date fair value, computed in accordance with SFAS No. 123(R), of the restricted stock grants in 2008. See Note 6 to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair values.

	Restricted	Grant Date
Name	Shares	Fair Value

William A. Owens	18,000	$263,880
Arthur W. Harrigan, Jr	10,000	146,600
Peter W. Currie	13,500	194,070
Chris A. Kitze	16,000	214,580

(2)	Represents amounts recognized as compensation expense for financial statement purposes for 2008 in accordance with the SFAS No. 123(R) in connection with all stock options issued to each named director.

In 2008, each named director received an option to purchase 10,000 shares of common stock at an exercise price of $10.98 per share, with a grant date fair value of $61,200. See Note 6 to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values. Each of these options vests over two years, in equal installments on the first and second anniversaries of the grant.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors, executive officers and a key employee. The agreements provide that we will indemnify each of our directors, executive officers and the key employee against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by that person without the approval of our board of directors). In addition, the agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employee in connection with a legal proceeding.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we must advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification. In addition, we also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Achieving our ultimate objective of increasing stockholder value depends upon our ability to attract, motivate, reward and retain executive talent with the skills to execute our business strategy successfully. Because we are an emerging company, our executive compensation program emphasizes long-term equity compensation and other at-risk compensation more than annual base salary or other guaranteed compensation. Our program also includes discretionary and performance-based annual compensation for short-term incentive and retention.

Our executive compensation program is designed to:

•	pay base salaries that are market-based, but generally below average;

•	reinforce a sense of ownership, urgency and entrepreneurial spirit by linking rewards, through equity and cash incentive programs, to personal and corporate performance;

•	motivate executives to produce superior operating results and lasting stockholder value through long-term stock-based incentives; and

•	maintain a sense of partnership on our executive team by maintaining internal equity in executive compensation.

The five persons referred to in this prospectus as our “named executive officers” are: our Chief Executive Officer, Naveen K. Jain; our Chief Financial Officer, Paul T. Cook; and our three other most highly-compensated executive officers for 2008, William H. Beaver, Jr., William R. Kerr and Edward O. Petersen.

Due to extraordinary circumstances in 2008, our board of directors also authorized the repurchase of shares of our capital stock from our executives, and the grant of stock options in connection with that repurchase, and discretionary cash bonuses to executives who did not participate in the repurchase and option program.

Roles of the Compensation Committee and Chief Executive Officer

Our Compensation Committee administers our executive compensation program, including:

•	reviewing and making recommendations to the board of directors with respect to adoption and approval of all incentive compensation plans for our Chief Executive Officer and other named executive officers;

•	administering and interpreting these incentive compensation plans;

•	making decisions regarding the base salaries of our Chief Executive Officer and other named executive officers;

•	setting incentive compensation goals and objectives for our Chief Executive Officer and other named executive officers;

•	determining the degree to which these goals and objectives have been met; and

•	making all grants of cash-based and equity-based incentive compensation to our Chief Executive Officer and other named executive officers.

When making individual compensation decisions for the named executive officers other than our Chief Executive Officer, the Compensation Committee considers our Chief Executive Officer’s recommendations and performance evaluations with respect to those other executives, which evaluations may take into account many factors, including compensation survey data and individual skills, experience and impact on the organization, and personal and corporate performance. In addition, the Compensation Committee may consider any other factor or input as it deems necessary to make final compensation decisions. In assessing and determining Chief Executive Officer compensation, the Compensation Committee considers our overall financial and operating performance, the Chief Executive Officer’s contribution to that performance, and other factors in the same manner as it does for the other named executive officers.

Role of Compensation Consultant

In May 2007, our Compensation Committee engaged Mercer Human Resources Consulting, a compensation consulting firm which we refer to as Mercer, to review our compensation practices and objectives and to recommend an executive compensation plan. Mercer was instructed to evaluate our executive compensation practices and to make recommendations with respect to an executive compensation program that would maximize stockholder value by being competitive with the industry, focusing on long-term retention of key executives, and minimizing the use of cash compensation. In 2007, Mercer also advised us on our director compensation arrangements.

Named Executive Officer Market Compensation Data

To determine whether our executive compensation was competitive in the industry, Mercer assisted us in selecting comparable companies for executive compensation purposes and collecting benchmark compensation data. We considered companies comparable, or comparator companies, if they met at least three of the following criteria:

•	business competitor, which consisted primarily of technology-focused information services companies;

•	labor market competitor, which consisted of high-technology companies focused on information commerce or located in the greater Seattle, Washington region;

•	annual revenues from approximately $50 million to $1.0 billion; and

•	comparable revenue growth.

Our Compensation Committee selected the following list of comparator companies, based on recommendations from Mercer.

• ChoicePoint	• InfoSpace
• Clearwire	• infoUSA
• Concur Technologies	• InterSearch Group
• Fair Isaac	• Intersections
• First Advantage	• Marchex
• HireRight	• RealNetworks
• HouseValues

Mercer surveyed the executive compensation data for equivalent executive positions for each of the comparator companies by reviewing SEC proxy filings that were available in May 2007. Mercer also reviewed compensation data in the 2006 Radford Executive Survey of Compensation and extracted executive compensation data for technology industry companies with revenues ranging from $50 million to $1.0 billion for positions of complexity and scope of responsibility that were comparable to our named executive officer positions. Mercer discounted the executive compensation data from both sources by 15% due to the size of those companies, and developed a market composite of compensation for each of our executive officer positions. We refer to this data as our executive compensation survey data.

In consultation with Mercer, our management developed our executive compensation program taking into account direction from the Compensation Committee and the board of directors. After reviewing management’s recommended program, the Compensation Committee recommended the arrangements to the board of directors, which approved them in 2007, including our Executive and Senior Management Incentive Plan. The Compensation Committee intends to review market positioning from time to time, but has not updated the market data presented by Mercer in 2007.

Elements of Compensation

Compensation for our named executive officers includes three main elements:

•	base salary;

•	cash incentives; and

•	equity incentives.

In determining the weighting of the elements of our compensation program, the Compensation Committee elected to emphasize variable over fixed compensation, and long-term over annual incentives. The committee believes that this structure focuses our executive compensation plan on pay-for-performance principles and is consistent with stockholder interests because of its emphasis on growth and long-term measurement.

We utilize both annual cash incentive and long-term equity incentive compensation. Our annual cash incentive is equivalent to 25% of the executive’s base salary, and is earned if financial targets (revenues, adjusted EBITDA and net income per share, as established in our annual operating plan at the beginning of the year) are above a minimum performance threshold and the executive’s individual performance is above a minimum performance threshold. We define adjusted EBITDA as net income calculated in accordance with accounting principles generally accepted in the United States, adjusted to eliminate interest, taxes, depreciation, amortization and stock-based compensation. Our long-term equity incentive is an annual grant of restricted stock or restricted stock units with a target value equivalent to 300% of the executive’s base salary (420% for our Chief Executive Officer) that is earned if the executive’s individual performance is above a minimum performance threshold. One-third of the equity award vests over time, but two-thirds is further adjusted for our financial performance in the prior year (revenues, adjusted EBITDA and net income per share, as established in our annual operating plan at the beginning of the year) and then vests over time, in each case subject to continued employment with us. The Compensation Committee establishes the financial and individual performance targets at the beginning of each year, but reserves the right to make adjustments in its discretion. As a result, our compensation program is not designed to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Market Positioning

Our compensation program was designed to position the various elements of our named executive officer compensation relative to the executive compensation survey data as follows:

Incentive Compensation
	Annual Incentives	Long-Term Incentives
Fixed Compensation	(incentive cash and current restricted	(current restricted stock vesting
Base Salary	stock vesting within 12 mos.)	beyond 12 mos.)

2nd Quartile	3rd Quartile	4th Quartile
(25th—50th percentile)	(50th—75th percentile)	(above 75th percentile)

Target compensation for our named executive officers may be set above or below the various target quartiles, depending on the individual executive’s experience, recent performance and expected future contribution, retention concerns, and internal pay equity. However, in 2008 the elements of executive compensation were within the target quartiles for each of our named executive officers (based on the original 2007 executive compensation survey data). In setting target compensation, the Compensation Committee disregards existing equity holdings and amounts realized or realizable from prior awards.

Target Incentive Compensation

Under our Executive and Senior Management Incentive Plan, the target cash incentive and equity incentive awards to our named executive officers represent the following percentages of their respective base salaries, assuming target-level performance:

	Incentive Compensation
Named Executive Officers	Target Cash Incentives	Target Equity Incentives

Chief Executive Officer	25%	420%
Other named executive officers	25%	300%

Performance Targets and Reviews

Under the Executive and Senior Management Incentive Plan, incentive compensation is determined based on our revenues, adjusted EBITDA and (after we become a public company) net income per share, as contained in our annual operating plan that is approved by the board of directors early in the year. The Compensation Committee selected these metrics in establishing the Executive and Senior Management Incentive Plan because it believes they are broad indicators of the success of our business and likely increases in stockholder value, so they generally align executive incentives with the interests of stockholders. The committee generally establishes financial metrics that are not guaranteed to be achievable, but require execution of ambitious business strategies over the course of the year. The committee establishes these financial metrics at the beginning of the year, and reserves the right to make adjustments in its discretion. The minimum percentage for each metric is 90% and the maximum is 120%. These financial metrics are weighted equally in determining the total financial metric factor.

The Executive and Senior Management Incentive Plan financial metrics for 2008 were as follows:

•	budgeted revenues of $135,263,000; and

•	budgeted adjusted EBITDA of $50,713,000.

The Compensation Committee may choose to revise financial metric goals throughout the year, or to make awards notwithstanding the fact that the goals were not met. It may consider matters such as uncontrollable economic events, business decisions made during the year primarily to benefit long-term corporate performance at the expense of short-term performance, and other factors.

The Compensation Committee also subjectively assesses the personal performance of each named executive officer at the end of each fiscal year, and that assessment affects the amount of cash and equity incentives that may be earned by individual executives. The Compensation Committee makes its subjective determination of the Chief Executive Officer’s prior year personal performance based on its own review of his performance. The Compensation Committee makes its subjective determination of the prior year personal performance for the other named executive officers based upon the recommendations of the Chief Executive Officer. These reviews are based on the achievement of objectives intended to support profitable growth.

Base Salaries

Base salaries provide fixed compensation for performance of the executive’s core duties and support the objective of attracting and retaining key executives. The Compensation Committee reviews named executive officer salaries annually. An individual named executive officer’s base salary may be set above or below the second quartile market positioning, depending on the committee’s subjective assessment of the individual named executive officer’s experience, recent performance and expected future contribution, and retention concerns. As noted above, the committee did not update its salary survey information for 2008, and did not materially increase salaries of named executive officers for 2008. As a result, the base salaries of our Chief Executive Officer and our other named executive officers are within the second quartile of the executive compensation survey data. For 2009, the Compensation Committee froze the salaries of our Chief Executive Officer and our other named executive officers at the 2008 levels, due to the weak general economic environment.

Cash Incentives

Cash incentive awards, representing a target of 25% of base salary for all named executive officers, are paid based on the achievement of annual company-wide financial performance objectives and the Compensation Committee’s subjective assessment of each executive’s personal performance. These assessments are expressed as percentages, and both the financial metric factor and the personal performance factor must meet or exceed minimum thresholds for any incentive to be earned. The formula is illustrated in this graphic:

Target Cash Incentive	X	Corporate Financial Metric Factor (90%-120%)	X	Personal Performance Factor (50%-120%)	=	Actual Cash Incentive

For 2008, the executives’ personal performance ratings exceeded the minimum levels, but the company-wide financial metrics were largely not achieved at the minimum levels required for any incentive award to be earned. Exercising its discretion, the Compensation Committee determined that no cash incentives were to be paid to any of our named executive officers under the Executive and Senior Management Incentive Plan for 2008.

Equity Incentives

Equity incentive awards are designed to align the interests of our named executive officers with our business strategies and with our stockholders’ interests, and to provide both short and long-term compensation opportunities that are sufficient to attract and retain high-caliber individuals to execute our business strategy successfully. All of our equity incentive awards are made under our 2005 Stock Incentive Plan, which we refer to as the 2005 Plan.

At Mercer’s recommendation, in June 2007 we began to use restricted stock units as the primary form of equity incentive awards for our Chief Executive Officer and our other named executive officers. The Compensation Committee believes that the significant stockholdings of our named executive officers make it unnecessary to offer large stock option awards to them, and that restricted stock units more directly align the interests of the named executive officers with those of our stockholders.

Under our Executive and Senior Management Incentive Plan, a target award is only granted if the personal performance rating for the prior year is above the minimum 50% threshold, and is subject to the 120% maximum as discussed above. One-third of the target award vests over four years based on continued employment, with 50% vesting after two years and the balance monthly over the next two years. Two-thirds of the target award is granted only if the financial performance for the prior year is above the minimum 90% threshold, and is also subject to the 120% maximum. This portion of the award is subject to time-based vesting as well, but with 25% vesting after one year and the balance monthly over the next three years.

For 2008, the executives’ personal performance ratings were at the following levels: Mr. Jain — 120%; Mr. Cook — 100%; Mr. Petersen — 100%; Mr. Kerr — 120%; and Mr. Beaver — 100%. However, the company-wide financial metrics were largely not achieved at the minimum levels, so the Compensation Committee exercised its discretion and determined that no equity awards would be granted under the Executive and Senior Management Incentive Plan. The Compensation Committee believed the financial metrics were not achieved due to our strategic decision during 2008 to change our business plan significantly, by de-emphasizing post-transaction advertising and focusing more on our subscription service offerings. Accordingly, the Compensation Committee exercised its discretionary authority at the end of 2008 to grant restricted stock units to our named executive officers on the same vesting terms described above, as follows: Mr. Jain — 187,909; Mr. Cook — 69,907; Mr. Petersen — 69,907; Mr. Kerr — 95,872; and Mr. Beaver — 79,893. These awards were equivalent to the target equity awards for Mr. Cook, Mr. Petersen and Mr. Beaver and equivalent to the maximum equity awards for Mr. Jain and Mr. Kerr because the Compensation Committee concluded that the original financial metrics were likely to have been met had it not been for our mid-year strategic change.

Incentive Award Vesting

The tables below show the percentages of base salary that vest each year under each component of our Executive and Senior Management Incentive Program, assuming that actual performance in year one is at target and that employment continues for the five-year period.

Chief Executive Officer

	Year 1	Year 2	Year 3	Year 4	Year 5	Total	Total Incentives

Cash	25%	—	—	—	—	—	25%

Equity:
Personal performance-based (1/3)	—	—	70%	35%	35%	140%	140%
Corporate and personal performance-based (2/3)	—	70%	70%	70%	70%	280%	280%

Total Equity	—	70%	140%	105%	105%	420%	420%

Total Incentive	25%	70%	140%	105%	105%	420%	445%

Other Named Executive Officers

	Year 1	Year 2	Year 3	Year 4	Year 5	Total	Total Incentives

Cash	25%	—	—	—	—	—	25%

Equity:
Personal performance-based (1/3)	—	—	50%	25%	25%	100%	100%
Corporate and personal performance-based (2/3)	—	50%	50%	50%	50%	200%	200%

Total Equity	—	50%	100%	75%	75%	300%	300%

Total Incentive	25%	50%	100%	75%	75%	300%	325%

Timing of Equity Grants

We expect the Compensation Committee to set awards and determine awards earned on an annual basis.

Share Repurchase Program

Our compensation program is designed to emphasize long-term equity incentives, and was structured assuming we would be a public company within a reasonable time after adoption, thereby giving executive officers more liquidity for their equity than is normally available in a private company setting. As a result of delays in the timing of our initial public offering, the board of directors authorized us to repurchase shares of common stock from our executive officers and directors. Each executive who wished to participate in the program was entitled to sell to the Company up to the number of shares equal to twice his base salary divided by $10.98, which was the value of one share of our common stock on December 15, 2008 as determined by a special valuation as of that date. We repurchased a total of 297,738 shares for $3,269,000, including the following shares from our named executive officers: Mr. Jain — 66,484; Mr. Cook — 31,875; Mr. Petersen — 31,876; Mr. Kerr — 0; and Mr. Beaver — 0.

Our Compensation Committee also granted stock options to the individuals from whom shares were repurchased, at an exercise price per share equal to the $10.98 repurchase price. The number of new options granted to these individuals equaled the number of shares repurchased. Mr. Kerr did not have any shares to sell, and was granted a $400,000 discretionary cash bonus in lieu of participation. Mr. Beaver, who owns fewer shares than most other executive officers, chose not to sell any shares and was granted a $50,000 discretionary cash bonus in lieu of participation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all of the compensation for the year ended December 31, 2007 and 2008 awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and the three other highest-paid executive officers.

				Stock	Option	All Other
Name and Principal Position	Year	Salary	Bonus	Awards (1)	Awards (1)	Compensation		Total

Naveen K. Jain	2008	$280,000	$—	$759,396	$5,900	$36,180	(2)	$1,081,476
Chief Executive Officer	2007	276,250	—	105,304	—	42,062		423,616
and President
Paul T. Cook	2008	174,995	—	198,177	135,206	20,153	(2)	528,531
Chief Financial Officer	2007	174,984	—	39,490	131,992	7,401		353,867
Edward O. Petersen	2008	175,000	—	241,026	608,217	14,785	(2)	1,039,028
Senior Vice President,	2007	167,500	—	39,490	389,444	31,713		628,147
Sales and Marketing
William R. Kerr	2008	200,000	400,000	128,543	417,111	17,304	(2)	1,162,958
Chief Corporate	2007	100,000	—	—	231,720	—		331,720
Officer
William H. Beaver, Jr.	2008	200,000	50,000	257,094	78,996	18,730	(2)	604,820
Vice President and	2007	200,000	—	39,490	76,995	8,307		324,792
General Counsel

(1)	Represents the amounts recognized as compensation expense in accordance with SFAS No. 123(R).

(2)	Includes medical benefits (Mr. Jain — $28,000, Mr. Cook — $11,269, Mr. Petersen — $11,269, Mr. Kerr — $11,269, Mr. Beaver — $8,846), 401(k) plan matching and parking.

Grants of Plan-Based Awards—2008

The following table sets forth information concerning grants of plan-based awards to our named executive officers in 2008.

									All Other
									Option		Grant
								All Other	Awards:	Exercise	Date Fair
		Estimated Future			Estimated Future			Stock	Number of	Price of	Value of
		Payouts Under Non-Equity			Payouts Under Equity			Awards:	Securities	Option	Stock
		Incentive Plan Awards			Incentive Plan Awards (1)			Number of	Underlying	Awards	and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units(2)	Options(3)	($/sh)	Awards

Naveen K. Jain	1/11/2008	$31,500	$70,000	$100,800	120,053	156,591	187,909
	2/22/2008							96,262		$—	$1,411,201
	12/15/2008								66,484	10.98	729,994
Paul T. Cook	1/11/2008	19,687	43,749	62,998	53,594	69,907	83,886
	2/22/2008							35,812			525,004
	12/15/2008								31,875	10.98	349,988
Edward O. Petersen	1/11/2008	19,688	43,750	63,000	53,595	69,907	83,888
	2/22/2008							35,812			525,004
	12/15/2008								31,876	10.98	349,998
William R. Kerr	1/11/2008	22,500	50,000	72,000	61,252	79,893	95,872
	2/22/2008							40,928			600,004
	12/15/2008								20,000	10.98	219,600
William H. Beaver, Jr.	1/11/2008	22,500	50,000	72,000	61,252	79,893	95,872
	2/22/2008							40,928			600,004
	12/15/2008								20,000	10.98	219,600

(1)	Consists of RSUs to be granted under our 2005 Plan. Two-thirds of each RSU vests as to 25% of the underlying shares on the first anniversary of the grant date, and monthly thereafter over the following 36 months. The remaining one-third of each RSU vests as to

50% of the underlying shares on the second anniversary of the grant date, and monthly thereafter over the following 24 months.

(2)	These options were granted under our 2005 Plan and vest in two equal installments on the first two anniversaries of the grant date. Options are granted at an exercise price equal to the fair market value of our common stock on the date of grant and expire ten years after the date of grant.

Outstanding Equity Awards at December 31, 2008

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2008. Except as otherwise noted, all equity awards were granted under our 2005 Plan. None of our named executive officers exercised stock options during 2008.

	Option Awards(1)					Stock Awards
	Number of	Number of				Number	Market Value
	Securities	Securities				of Shares	of Shares or
	Underlying	Underlying				or Units	Units
	Unexercised	Unexercised		Option	Option	of Stock	of Stock That
	Options	Options		Exercise	Expiration	That Have	Have Not
Name	Exercisable	Unexercisable		Price	Date	Not Vested(3)	Vested(2)

Naveen K. Jain	—	66,484	(4)	$10.98	12/15/18		$
	—	—		—	—	156,262
Paul T. Cook	293,750	6,250		2.65	01/31/15
		31,875	(4)	10.98	12/15/18
	—	—		—	—	58,312
Edward O. Petersen	200,000 (5)	—		0.37	06/01/13
	287,500	12,500		2.65	02/17/15
	187,500 (6)	312,500	(6)	6.13	06/15/17
	—	31,876	(4)	10.98	12/15/18
	—	—		—	—	58,312
William R. Kerr	36,250 (7)	23,750	(7)	4.99	07/24/16
	146,250 (8)	243,750	(8)	6.13	06/30/17
	—	20,000	(4)	10.98	12/15/18
	—	—		—	—	40,928
William H. Beaver, Jr.	164,062	10,938		2.65	03/31/15
	—	20,000	(4)	10.98	12/15/18
	—	—		—	—	63,428

(1)	All stock options expire ten years from the date of grant.

(2)	Market value is determined by multiplying the number of unvested RSUs by the assumed initial public offering price of $ per share, which is the midpoint of the range listed on the cover of this prospectus.

(3)	Represents the aggregate unvested amounts of the following RSU grants:

	Date of Grant
	6/15/07	9/28/07	2/22/08

Mr. Jain	26,668	53,332	96,262
Mr. Cook	10,000	20,000	35,812
Mr. Petersen	10,000	20,000	35,812
Mr. Kerr	—	—	40,928
Mr. Beaver	10,000	20,000	40,928

One-third of the subject awards vest over four years based on continued employment, with 50% vesting after two years and the balance monthly over the next two years. The remaining two-thirds is subject to time based vesting as well, but with 25% vesting after one year and the balance monthly over the next three years.

(4)	Options vesting in two equal installments on December 15, 2009 and 2010.

(5)	This option was granted prior to the adoption of our 2005 Plan.

(6)	Options vesting 25% on June 15, 2008, and monthly thereafter over 36 months until fully vested on June 15, 2011.

(7)	Options vesting 25% on July 24, 2007 and monthly thereafter over 36 months until fully vested on July 24, 2010.

(8)	Options vesting 25% on June 30, 2008, and monthly thereafter over 36 months until fully vested on June 30, 2011.

Employee Benefit Plans

To date, we have granted restricted stock units, restricted stock and options to purchase shares of our common stock under our 2005 Plan and options to purchase shares of our common stock under separate stock option agreements.

2005 Stock Incentive Plan

Our 2005 Plan was adopted by our board of directors on January 21, 2005 and approved by our stockholders on January 11, 2006.

Authorized Number of Shares.  We have reserved 9,250,000 shares of common stock for issuance under the 2005 Plan. As of June 30, 2009, options to purchase 4,066,974 shares were outstanding under the 2005 Plan, restricted stock units and restricted stock awards covering 1,463,694 shares were unvested under the 2005 Plan and 4,180,472 shares remained available for issuance under the 2005 Plan.

Administration.  The Compensation Committee administers the 2005 Plan and approves all equity awards under the plan, except that our Chief Executive Officer has the discretion to make individual equity awards of up to 35,000 shares to employees of Intelius or its subsidiaries who are not our directors or executive officers.

Eligibility and Types of Awards.  Employees, officers, directors and consultants are eligible to receive awards under our 2005 Plan, which contemplates stock options, restricted stock, restricted stock units and other equity awards. With respect to stock options, our 2005 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients, and non-statutory stock options. Incentive stock options may be granted only to employees. Non-statutory stock options may be granted to our employees, officers, directors and consultants.

Terms of Awards

Stock Options.  The exercise price of options is determined by the Compensation Committee, subject to applicable statutory requirements. The exercise price of incentive stock options granted to a person who directly or by attribution owns more than 10% of the total combined voting power of all classes of our stock must be equal to at least 110% of the fair market value of our common stock on the date of grant. Incentive stock options are granted with an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant. Stock options become vested and exercisable, as applicable, within periods, or upon the occurrence of specified events, as determined by the committee and as set forth in the related stock option agreement. Options are generally subject to a four-year vesting period (25% on the first anniversary of the vesting start date and monthly thereafter). The maximum permitted term of options granted under our 2005 Plan is ten years.

After termination of employment, an optionee may exercise his or her vested option for the period of time stated in the stock option agreement. Generally, if termination is due to death, disability or early retirement, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date. If an optionee is terminated for cause (as defined in our 2005 Plan), then the optionee’s options will expire on the optionee’s termination date or at a later time and on other conditions as determined by our Compensation Committee.

Stock Awards.  A stock award is an award of shares of our common stock to employees generally based on the achievement of certain corporate financial objectives or employment objectives, or both, as determined by the Compensation Committee. The award may be in the form of restricted stock units or restricted stock awards.

Payment for Purchase of Shares of our Common Stock.  Payment for shares of our common stock under our 2005 Plan may be in cash, surrender of previously issued shares, immediate exercise of an option and sale of the underlying shares through a broker designated by us, or other consideration, as the Compensation Committee may permit.

Transferability of Awards.  Generally, a participant may not transfer options other than by will or the laws of descent and distribution unless approved by the Compensation Committee. During the lifetime of an optionee, the option is exercisable only by the optionee.

Change in Control.  Upon a change of control of our company, unvested equity grants made under the 2005 Plan will automatically vest in an amount dependent upon the 2005 Plan participant’s years of service at the time of the change of control as follows:

0-1 years of service: 25%
1-2 years of service: 50%
2-3 years of service: 75%
3+ years of service: 100%

Except as otherwise provided in the instrument evidencing the award, in the event of a change of control, unvested outstanding awards may be assumed or replaced by the successor company. Outstanding unvested awards that are not assumed or replaced by the successor company will expire on the consummation of the corporate transaction that creates the change of control, at the time and on the conditions as our board of directors determines (including, without limitation, full or partial vesting and exercisability of any or all outstanding awards issued under our 2005 Plan).

Amendments or Termination.  Our board of directors may amend or terminate the 2005 Plan at any time, with stockholder approval. The 2005 Plan will continue in effect for ten years from its adoption date, unless the board of directors decides to terminate the plan earlier.

401(k) Plan

Effective June 2005, we adopted a 401(k) plan available to all employees who meet specified eligibility requirements. Eligible employees may elect to contribute up to 90% of their pre-tax gross earnings, subject to statutory limitations regarding maximum contributions. We provide matching contributions of either 4% of each participant’s gross salary per each payroll period or the amount of the participant’s contribution to the plan, whichever is less. Employee matching contributions are fully vested at the time they are made. In the year ended December 31, 2008 and the first six months of 2009, we made matching contributions of $238,000 and $161,000 in the aggregate, respectively.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than the employment arrangements described in “Management” and the transactions described below, since January 1, 2005 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a participant:

•	in which the amount involved exceeded or exceeds $120,000; and

•	in which any director, executive officer, holder of more than 5% of any class of our common stock, or any immediate family member had or will have a direct or indirect material interest.

Recapitalization

In November 2007, in connection with an amendment to our certificate of incorporation, the holders of our Class B common stock (Naveen K. Jain, his wife, Anuradha Jain, and the Jain irrevocable trusts) converted all of the outstanding shares of Class B common stock into shares of our common stock, receiving 1.15 shares of common stock for each share of Class B common stock.

Prior to this conversion, our board of directors determined that it was in the interests of all stockholders to simplify our capital structure. To this end, we facilitated negotiations, led by our board of directors other than Mr. Jain, between the Jains and the irrevocable trusts holding Class B common stock and the holders of Class A common stock, to consider the conversion of all the Class B common stock into Class A common stock. Our board of directors other than Mr. Jain recognized that the outstanding Class B common stock represented approximately 36% of all outstanding common stock but approximately 90% of the total voting power of the common stock, and therefore were likely to be more valuable than a similar quantity of Class A common stock. The negotiations centered upon what, if any, conversion ratio adjustment should be made in exchange for the Class B relinquishing its voting control.

To determine the fair value of the Class B common stock our board of directors other than Mr. Jain first determined the fair value of the Class A common stock using the “income approach” and “market approach” valuation techniques discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.” Our board of directors other than Mr. Jain then considered the fair value of the premium associated with the Class B common stock by reviewing published empirical studies that derived ranges of premiums for voting and control rights, and qualitative considerations associated with voting blocks. The negotiated 15% exchange ratio premium was approximately the midpoint of the range presented in the empirical studies. Based on this analysis, our board of directors other than Mr. Jain determined that the 1-to-1.15 conversion of Class B common stock into Class A common stock was fair, and that the surrender of voting control in exchange for a larger ownership percentage was an exchange of equal value.

The amendment of our certificate of incorporation was approved by a majority of the holders of each of the Class A common stock, Class B common stock and Series A preferred stock, voting separately as a class. As a result of the change in the conversion ratio, upon conversion of the Class B common stock the Jains and the irrevocable trusts received 469,576 and 745,424 additional shares of common stock, respectively. In the conversion, the Jains and the irrevocable trusts exchanged shares of Class B common stock having 35% and 55%, respectively, of the total voting power in Intelius for shares of common stock having 15% and 24%, respectively, of the total voting power in Intelius. Based on the midpoint of the range set forth on the cover page of this prospectus, the value of these additional shares to the Jains and the irrevocable trusts was $     and $     , respectively.

We determined that this change in the conversion ratio was analogous to an inducement offer and treated it as a distribution of earnings to Class B common stockholders in the amount of the fair value of the additional shares issued to Class B common stockholders in excess of the original conversion ratio. The fair value of the additional shares of Class A common stock into which the Class B common stock was converted was $14.1 million. This distribution was deducted from net income for 2007 to arrive at undistributed net income available to common stockholders for the purposes of calculating net income (loss) per share.

Share Repurchase Program

In December 2008, our board of directors authorized a share repurchase program to repurchase up to 297,738 shares of our common stock from directors and members of our management at a price of $10.98 per share based on a special valuation as of December 15, 2008. We acquired these shares from the following individuals: Mr. Arnold — 36,429 shares for $399,990; Mr. Chauhan — 27,322 shares for $299,996; Mr. Cook — 31,875 shares for $349,988; Mr. Currie — 10,000 shares for $109,800; Mr. Harrigan — 10,000 shares for $109,800; Mr. Jain — 66,484 shares for $729,994; Mr. Kitze — 10,000 shares for $109,800; Mr. Marcus — 31,876 shares for $349,998; Mr. Petersen — 31,876 shares for $349,998; Admiral Owens — 10,000 shares for $109,800; Mr. Shah — 31,876 shares for $349,998. Under this program, our Compensation Committee subsequently granted new stock options to the individuals from whom shares were repurchased. The number of new options granted to these individuals equaled the number of shares repurchased.

Other Transactions

From our inception in January 2003 until the beginning of the third quarter of 2007, Mr. Jain used his personal credit card to pay Internet advertising expenses on our behalf, for which he was promptly reimbursed. Reimbursements to Mr. Jain for expenditures of all types made on that credit card totaled approximately $3.6 million for 2006 and $76,000 for 2007. Mr. Jain received credit card reward points for these purchases. Based on the redemption for cash values set forth in the terms and conditions for Mr. Jain’s credit card, the approximate dollar value of the credit card reward points received by Mr. Jain was less than $25,000 for each of the years ended December 31, 2006 and 2007.

In 2008, we donated approximately $10,000 to Kairos Society, a nonprofit organization formed to promote student entrepreneurship. During February through April 2009, we donated approximately $92,000 in cash and employee resources to Kairos Society in connection with our title sponsorship of its first annual summit. Ankur Jain, the son of Mr. Jain, is the President of Kairos Society. Three of our directors, Mr. Kitze, Admiral Owens and Mr. White, also serve on the Advisory Board of Kairos Society.

Prior Litigation Involving Naveen Jain

In June 2001, a class action lawsuit alleging violations of the federal securities laws was filed in the United States District Court for the Western District of Washington against InfoSpace, Inc., Mr. Jain (who was a founder, Chief Executive Officer and Chairman of InfoSpace), Tammy Halstead (InfoSpace’s Chief Financial Officer), Merrill Lynch & Co., Inc., and Henry Blodgett, an Internet group analyst at Merrill Lynch. This class action complaint, which was amended in May 2002, sought to pursue claims on behalf of all persons who acquired securities of InfoSpace between January 26, 2000 and January 30, 2001. The amended complaint alleged that defendants made misrepresentations and omissions during the alleged class period regarding the actual and future financial and business performance of InfoSpace. The amended complaint included allegations that Mr. Jain made optimistic statements regarding InfoSpace’s future performance and business prospects that lacked an adequate basis, including, for example, that InfoSpace expected to receive substantial subscription fees from users of web cell phones. The amended complaint also alleged that Mr. Blodgett repeated these optimistic statements in published analyst reports while privately expressing his view within Merrill Lynch that the optimism was unjustified.

The amended complaint alleged the following causes of action: violations of the general anti-fraud provision of the federal securities laws, Section 10(b) of the Securities Exchange Act of 1934, or the Exchange Act, against all defendants; “control person” liability based on violations of Section 20(a) of the Exchange Act by Mr. Jain and Ms. Halstead and Section 15 of the Securities Act of 1933, or the Securities Act, by Mr. Jain, Ms. Halstead and Mr. Blodgett; and violations of Section 11 of the Securities Act against Infospace, Mr. Jain and Ms. Halstead based on allegedly false statements in a registration statement relating to Infospace’s acquisition of another company. The claims against Mr. Blodgett and Merrill Lynch were severed so that they could be joined with other, similar claims against Merrill Lynch pending in federal court in the United States District Court for the Southern District of New York. The severed claims against InfoSpace, Mr. Jain and Ms. Halstead were settled in late 2003, before any significant discovery was conducted in the case and while a motion to dismiss the amended complaint was pending. The settlement was funded with proceeds from InfoSpace’s directors’ and officers’ liability insurance.

In another litigation, an InfoSpace stockholder filed a derivative lawsuit on behalf of InfoSpace alleging “short-swing” profit liability under Section 16(b) of the Exchange Act. Some of the factual allegations in that litigation were that deposits by the Jains’ broker of InfoSpace shares into a joint account represented “purchases” by the Jains of InfoSpace stock within six months of their sales of InfoSpace shares in the InfoSpace initial public offering. Similarly, a statement in the InfoSpace initial public offering prospectus that shares had been placed in escrow was deemed to be a purchase within six months of the Jains’ sale. This claim was also settled during the pendency of the Jains’ appeal of an adverse judgement.

In 2003, Mr. Jain sued JP Morgan, successor to Hambrecht & Quist, the lead underwriter in the InfoSpace initial public offering, and Wilson Sonsini Goodrich & Rosati PC, which represented Hambrecht & Quist in the InfoSpace initial public offering, for multiple causes of action arising out of the InfoSpace initial public offering, including negligence, breach of fiduciary duties, equitable apportionment and unjust enrichment. In 2004, Mr. Jain sued Perkins Coie LLP, which represented Mr. Jain and InfoSpace in the InfoSpace initial public offering, for multiple causes of action arising out of the InfoSpace initial public offering, including legal malpractice, breach of fiduciary duties, negligent misrepresentation and wrongful disclosure, unjust enrichment and equitable indemnity. These actions were consolidated. After adverse rulings for Mr. Jain at the trial level and initial appellate level, both the Washington State Supreme Court and the U.S. Supreme Court denied Mr. Jain’s petition to hear the matter, and thus the matter is concluded.

All other actions involving InfoSpace in which Mr. Jain was named as a defendant have been settled or otherwise resolved. We are not aware of any other pending or threatened claims arising out of our management team’s previous employment by or other involvement with InfoSpace, and we do not anticipate that any members of our management team will spend any material amount of time in defense of claims pertaining to InfoSpace.

Professional Service Relationships

Mr. Harrigan is a senior partner with a law firm that represents Intelius in various litigation matters, has represented Mr. Jain and Kevin R. Marcus, our Chief Technology Officer, in personal litigation, and has represented Mr. Jain in Mr. Jain’s litigation against JP Morgan, Perkins Coie LLP, and Wilson Sonsini Goodrich & Rosati PC involving the InfoSpace initial public offering. We have paid fees to Mr. Harrigan’s law firm in the amounts of approximately $179,000 for 2006, $322,000 for 2007 and $708,000 for 2008. From the beginning of 2005 through December 31, 2008, InfoSpace and its directors’ and officers’ insurance carrier have paid fees on behalf of Mr. Jain to Mr. Harrigan’s law firm in the aggregate amount of $1,308,928. Mr. Jain has paid fees to Mr. Harrigan’s law firm from the beginning of 2005 through December 31, 2008 in the aggregate amount of $3,782,984.

Employment Relationships

Siddharth Agrawal, the brother-in-law of Mr. Jain, has served as our Director of Program Management since June 29, 2009 at an annual salary of $155,000.

Anuradha Jain, the wife of Mr. Jain, serves as our Vice President, Community Affairs and received compensation of $16,505 in each of 2006 and 2007 and $15,870 in 2008.

Todd Owens, the son of Admiral Owens, the Chairman of our board of directors, serves as the General Manager of our screening business and received compensation of $82,674 in 2006, $185,122 in 2007 and $244,916 in 2008.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. For a description of these agreements, see “Management—Limitation of Liability and Indemnification of Officers and Directors.”

Transactions With Executive Officers and Directors

Our board of directors has adopted a written Conflict of Interest Policy for Senior Officers and Directors. The policy is administered by a Conflict of Interest Committee, composed of our Chief Executive Officer, Chief Financial Officer and General Counsel. Persons covered by the policy are members of our board of directors, our executive officers and other senior officers.

The policy requires approval by the Conflict of Interest Committee before we enter into any transaction or arrangement in which any of our directors, executive officers or other senior officers has a conflict of interest. A person is deemed to have a conflict of interest in a transaction or arrangement if the person, or a related party of the person, has directly or indirectly a significant investment or compensation arrangement with any entity in the transaction or arrangement and the Conflict of Interest Committee determines that this interest creates a conflict of interest for the person. The Conflict of Interest Committee or the board of directors, by a majority vote of its disinterested members, is required to determine whether we can obtain, with reasonable efforts, a more advantageous transaction or arrangement that would not give rise to a conflict of interest.

The policy requires each senior officer covered under the policy to submit an annual compliance statement. Any violation of the policy by any person subject to the policy, including engaging in any transaction or arrangement without requisite approval, will subject the person to appropriate disciplinary action, up to and including termination of his or her employment.

The policy was adopted by our board of directors on June 15, 2007. Other than changing the conversion ratio for the Class B shares and the 2008 share repurchase program, we have not entered into any significant transaction or arrangement with any of our senior officers or directors or their related parties since that date. Because the discussions between the Class B common stockholders and our founders holding common stock in changing the conversion ratio for the Class B shares from 1:1 to 1:1.15 were led by our General Counsel and a member of our board of directors, and because our entire board of directors actively participated in these discussions and in confirming the valuation of these two classes of our stock, after analyzing and considering other factors and analysis, including the stock valuation techniques discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation” in this prospectus, the standards contained in the Conflict of Interest Policy were effectively applied in all material respects as a result of those participations. Following approval by our board of directors, the amendment to the certificate of incorporation embodying this change in the conversion ratio was approved by a majority vote of the holders of each of our Class A common stock, Class B common stock and Series A preferred stock, voting separately as a class.

PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of September 30, 2009 by:

•	each of our directors;

•	each of the named executive officers listed in the summary compensation table;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of September 30, 2009 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted in the footnotes to the table below, the address of each beneficial owner listed in the table is c/o Intelius Inc., 500 108th Avenue NE, 25th Floor, Bellevue, Washington 98004.

The number of shares beneficially owned and the percentage of common stock outstanding before and after the offering is based on 23,897,252 shares of common stock outstanding as of September 30, 2009.

	Number of Shares		Percentage of Shares
	Beneficially Owned		Beneficially Owned
			Before	After
Name of Beneficial Owner			Offering	Offering

5% or Greater Stockholders:
Atul Jain	7,809,871	(1)	32.7%
John K. Arnold	3,042,216		12.7
Kevin R. Marcus	2,742,414		11.5
Chandan S. Chauhan	2,415,835	(2)	10.1
Niraj A. Shah	2,186,114	(3)	9.1
Directors and Named Executive Officers:
Naveen K. Jain	1,630,192	(4)	6.8%
Edward O. Petersen	1,342,247	(5)	5.6
Paul T. Cook	376,115	(6)	1.6
William R. Kerr	293,574	(7)	1.2
William H. Beaver, Jr.	251,148	(8)	1.1
Arthur W. Harrigan	187,957	(9)	*
Chris A. Kitze	147,750	(10)	*
William A. Owens	102,916	(11)	*
Peter W. Currie	50,500	(12)	*
Richard P. Karlgaard	29,000	(13)	*
William B. White	28,000	(14)	*
Georgette Mosbacher	26,500	(15)	*
All directors and executive officers as a group (19 persons)	14,865,706	(16)	62.2

*	Less than 1%.

(1)	Includes 7,762,246 shares held by trusts established by Naveen K. Jain and his wife, Anuradha Jain, which are irrevocable grantor retained annuity trusts. The trustee of these trusts is Mr. Jain’s brother, Atul Jain, whose address is c/o TEOCO Corporation, 12150 Monument Drive, Suite 400, Fairfax, VA 22033. The grantors’ children are the residual beneficiaries of each trust following distributions to the grantors pursuant to each trust agreement.

(2)	Includes 62,500 shares held by Chauhan Network LLC, which is owned by Mr. Chauhan.

(3)	Includes 600,000 shares issuable upon exercise of stock options.

(4)	Includes 493,877 shares held by Mr. Jain’s wife, Anuradha Jain.

(5)	Includes 781,250 shares issuable upon exercise of stock options.

(6)	Includes 300,000 shares issuable upon exercise of stock options.

(7)	Includes 285,625 shares issuable upon exercise of stock options.

(8)	Includes 175,000 shares issuable upon exercise of stock options.

(9)	Includes 66,249 shares issuable upon exercise of stock options and 16,500 shares of restricted stock.

(10)	Includes 24,500 shares of restricted stock.

(11)	Includes 10,000 shares held by Montlake Partners LLC, an entity beneficially owned by Mr. Owens, 66,249 shares issuable upon exercise of stock options and 30,250 shares of restricted stock.

(12)	Includes 20,250 shares of restricted stock.

(13)	Represents 29,000 shares of restricted stock.

(14)	Represents 28,000 shares of restricted stock.

(15)	Represents 26,500 shares of restricted stock.

(16)	Includes 2,330,012 shares issuable upon exercise of stock options and 165,750 shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect on the completion of this offering. Copies of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of:

•	100,000,000 shares of common stock, $0.0001 par value per share; and

•	11,667,500 shares of preferred stock, $0.0001 par value per share.

Common Stock

As of June 30, 2009, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon the completion of this offering, there were outstanding 23,814,370 shares of common stock held by approximately 70 stockholders.

Holders of our common stock are entitled to one vote for each share of common stock held of record for all matters upon which shareholders are entitled to vote. Holders of our common stock are entitled to receive ratably any dividends that are declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, each outstanding share of preferred stock will be automatically converted into one share of common stock.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting, liquidation and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Anti-takeover Provisions

Some of the provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, following the completion of this offering:

•	our stockholders may not act by written consent, and no action may be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our amended and restated bylaws;

•	our stockholders must give advance notice of actions to be taken at a meeting of our stockholders;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board of directors;

•	our board of directors may, without a vote of the stockholders, authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock, which could, among other things, have the effect of delaying, deferring or preventing a change in control of our company; and

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our amended and restated certificate of incorporation or amended and restated bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A. Its telephone number is 303-262-0600.

New York Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the symbol “II.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of common stock, based on shares outstanding as of September 30, 2009 and shares to be sold in this offering. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 23,897,252 shares held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if the resale qualifies for an exemption from registration under Section 4(1) or Rule 144 or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

As a result of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the shares of our common stock, excluding the shares sold in this offering, that will be available for sale in the public market are as follows:

Approximate
Date of Availability of Sale	Number of Shares

As of the date of this prospectus
Beginning 90 days after the date of this prospectus
At various times beginning 180 days (subject to possible extension) after the date of this prospectus		*

*	Of these shares, will be subject to volume limitations under Rule 144 as more fully described below.

In addition, as of September 30, 2009, options to purchase a total of 4,103,612 shares of common stock were outstanding, of which options to purchase 2,779,068 shares were vested and exercisable as of September 30, 2009. As of September 30, 2009, there also were 1,324,544 unvested and outstanding restricted stock units and awards.

Lock-Up Agreements

Each of our executive officers and directors, and the holders of substantially all of the outstanding shares of our common stock, restricted stock units and options to purchase our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the final prospectus for this offering, subject to extension in certain circumstances as described in the section titled “Underwriting,” except with the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC. Deutsche Bank Securities Inc. and UBS Securities LLC together may, in their sole discretion, release for sale in the public market all or any portion of the shares subject to the lock-up agreement prior to the expiration of the lock-up period.

Rule 144

In general, under Rule 144 promulgated under the Securities Act, a person, or group of persons whose shares are required to be aggregated, who is not, and has not for a period of three months preceding the sale been, an affiliate of ours and has beneficially owned shares of our common stock for at least six months would be entitled to freely sell common stock subject only to the availability of current public information regarding us. An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of the final prospectus for this offering before selling those shares.

Form S-8 Registration Statements

Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans and agreements. Subject to applicable vesting restrictions, these shares will be available for resale in the public market immediately upon the effectiveness of these registration statements and following the expiration of the lock-up agreements described above, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. STOCKHOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders, as described below. This summary deals only with our common stock held as capital assets, which is described generally as property held for investment, by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes or investors in these entities; or

•	U.S. Holders as defined below.

Furthermore, this summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated under the Code and administrative and judicial interpretations thereof, all as of the date of this prospectus. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income and other tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the U.S. federal tax considerations discussed in this summary. This discussion does not address any state, local or non-U.S. tax considerations, or, except to the limited extent below, the effect of the federal estate and gift tax laws.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our common stock other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes that is not a U.S. Holder. If a Non-U.S. holder is an individual, the holder may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income and other tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

The following discussion applies only to Non-U.S. Holders. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company,” or are otherwise subject to special treatment under the Code. Any of these types of holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

Dividends

We have never paid cash dividends on our common stock and do not expect to do so within the foreseeable future. The following discussion is provided in the event that policy should change for any reason.

Dividends paid to you, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30% rate, or a lower rate as may be specified by an applicable tax treaty between the United States and the Non-U.S. Holder’s country of residence. If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary, other than a “qualified intermediary,” the intermediary generally must provide an IRS Form W-8IMY and attach to the Form an appropriate certification by each beneficial owner for which it is receiving the dividends. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates, subject to any applicable tax treaty providing otherwise. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding, such as providing us with IRS Form W-8ECI properly certifying the exemption. If you are a corporation, any effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other conditions are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date you dispose of our common stock or the period you held our common stock. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We believe we are not currently, and do not anticipate becoming, a USRPHC.

If you are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any “effectively connected” gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. If you are a corporation, you may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include this gain, at a rate of 30% or at a lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

If you are an individual and are described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses even though you are not considered a resident of the United States.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures, which one usually satisfied by providing an IRS Form W-8BEN, or otherwise establish an exemption. The backup withholding tax rate currently is 28%. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	if the proceeds are paid to or through the U.S. office of a U.S. or foreign broker, they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury, usually on an IRS Form W-8BEN, or otherwise establish an exemption;

•	if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

•	if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting but not backup withholding, unless you certify that you are not a U.S. person under penalties of perjury, usually on an IRS Form W-8BEN or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from any dividend payment generally must be reported annually to you and the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any backup withholding.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc. and UBS Securities LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
UBS Securities LLC
Needham & Company, LLC
Pacific Crest Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise
	Fee per Share	Over-Allotment Option	of Over-Allotment Option

Discounts and commissions paid by us

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, and the holders of substantially all of the outstanding shares of our common stock, restricted stock units and options to purchase our common stock have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the date of the final prospectus of this offering without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC we may grant options and issue shares upon exercise of outstanding options. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Notwithstanding the foregoing, if (a) during the last 17 days of the lock-up period we release earnings results or material news or a material event relating to us occurs, or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the lock-up period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable of our business; and

•	estimates of our business potential.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all of these persons together being referred to as “relevant persons.” The common stock offered by this prospectus is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the common stock offered by this prospectus will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

Our common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland only on the basis of a non-public offering, and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock has not been and will not be approved by any Swiss regulatory authority. The common stock has not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Hong Kong

Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person other than with respect to the common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our common stock is subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that the shares of that corporation or the rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether this amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the common stock.

Our common stock is not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as a result no product disclosure statement in relation to our common stock has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our common stock will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of an offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than a wholesale client.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for Intelius by Karr Tuttle Campbell PS, Seattle, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this prospectus and in the registration statement have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement given on the authority of said firm as experts in auditing and accounting.

The financial statements of Zaba, Inc. as of December 31, 2008 and for the year then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO Seidman, LLP, independent auditors, appearing elsewhere herein and in the registration statement given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering, but does not contain all of the information set forth in the registration statement or the exhibits and schedule filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedule filed thereto.

You may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Intelius Inc.
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Intelius Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelius Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO SEIDMAN, LLP

Seattle, Washington

February 23, 2009

INTELIUS INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	December 31,	June 30,
	2007	2008	2009
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$11,811	$24,876	$19,149
Accounts receivable, net of allowance for doubtful accounts of $394, $1,003, and $814 as of December 31, 2007, 2008, and June 30, 2009	6,891	11,968	13,366
Prepaid expenses	2,057	2,342	3,384
Deposits and other current assets	1,190	607	644
Income taxes receivable	—	991	850
Deferred tax assets, current	1,067	2,928	3,171

Total current assets	23,016	43,712	40,564
Property and equipment, net	4,269	5,071	5,954
Databases, net	559	673	2,010
Other intangibles, net	6,672	15,383	13,285
Deferred tax assets, net, non-current	504	—	—
Deposits and other assets	2,585	2,665	1,397
Goodwill	1,888	9,024	10,311

Total assets	$39,493	$76,528	$73,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,233	$8,436	$10,670
Accrued compensation	882	1,950	1,931
Payments due for Zaba, Inc. acquisition	—	14,035	—
Accrued expenses and other liabilities	201	1,111	8,308
Income taxes payable, current	1,444	—	—
Deferred revenue, current	1,245	3,867	4,896

Total current liabilities	10,005	29,399	25,805
Non-current liabilities:
Deferred rent	235	256	776
Deferred revenue	29	817	790
Capital lease obligation	70	35	7
Income taxes payable	50	251	137
Deferred tax liabilities	—	1,991	650

Total non-current liabilities	384	3,350	2,360

Total liabilities	10,389	32,749	28,165

Commitments and contingencies (Notes 8 and 11)
Stockholders’ equity: (Note 6)
Convertible preferred stock, $0.0001 par value:
Convertible preferred stock: none authorized at December 31, 2007 and 10,000,000 shares authorized at December 31, 2008 and June 30, 2009, none issued and outstanding	—	—	—
Series A convertible preferred stock, $0.0001 par value:
3,000,000 shares authorized at December 31, 2007 and 1,667,500 shares authorized at December 31, 2008 and June 30, 2009, none issued and outstanding at December 31, 2007 and 1,667,500 shares issued and outstanding at December 31, 2008 and June 30, 2009 (aggregate liquidation preference of $3,335,000)	—	—	—
Common stock, $0.0001 par value:
Common stock: none authorized at December 31, 2007 and 100,000,000 shares authorized at December 31, 2008 and June 30, 2009, none issued and outstanding at December 31, 2007 and 21,795,239 shares issued and outstanding at December 31, 2008 and 22,146,870 shares issued and outstanding at June 30, 2009	—	2	2
Class A: 30,000,000 shares authorized at December 31, 2007 and none authorized at December 31, 2008 and June 30, 2009, 21,888,384 shares issued and outstanding at December 31, 2007 and none issued and outstanding at December 31, 2008 and June 30, 2009	2	—	—
Additional paid-in capital	20,575	25,943	30,662
Treasury stock at cost	—	(2,750)	(3,269)
Retained earnings	8,527	20,584	17,961

Total stockholders’ equity	29,104	43,779	45,356

Total liabilities and stockholders’ equity	$39,493	$76,528	$73,521

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Revenues	$54,720	$88,529	$122,949	$63,898	$74,184

Costs and expenses:
Content and support	6,752	13,895	18,235	8,285	11,246
Sales and marketing	35,545	48,194	68,497	31,714	43,741
Product development	1,490	3,328	5,713	2,604	4,436
General and administrative	3,916	6,210	10,105	4,660	14,580

Total costs and expenses	47,703	71,627	102,550	47,263	74,003

Operating income	7,017	16,902	20,399	16,635	181
Interest and other expenses	—	(108)	(7)	(4)	(17)
Write-off of initial public offering costs (Note 12)	—	—	(1,217)	—	—
Interest income	147	215	287	186	5

Income before income taxes	7,164	17,009	19,462	16,817	169
Provision for income taxes	2,647	5,885	7,265	5,902	2,730

Net income (loss)	$4,517	$11,124	$12,197	$10,915	$(2,561)

Net income (loss) per share:
Basic: giving effect to distributed earnings to Class B common stockholders:
Class A common stock and common stock	$0.22	$(0.14)	$0.56	$0.50	$(0.12)
Class B common stock	$0.22	$1.75	$—	$—	$—
Diluted: giving effect to distributed earnings to Class B common stockholders:
Class A common stock and common stock	$0.20	$(0.14)	$0.49	$0.43	$(0.12)
Class B common stock	$0.20	$1.75	$—	$—	$—
Shares used in calculation of basic and diluted net income (loss) per share:
Basic:
Class A common stock and common stock	12,405	13,235	21,867	21,868	21,860
Class B common stock	8,100	7,425	—	—	—
Diluted:
Class A common stock and common stock	14,769	13,235	25,100	25,131	21,860
Class B common stock	8,100	7,425	—	—	—

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Series A		Common Stock						Additional				Total
	Preferred Stock		Common Stock		Class A		Class B		Paid-In	Treasury Stock		Retained	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Equity

Balance, January 1, 2006	1,667,500	$—	—	$—	12,400,000	$1	8,100,000	$1	$3,412	—	$—	$6,944	$10,358
Stock issuance in business acquisition	—	—	—	—	40,000	—	—	—	218	—	—	—	218
Stock option exercises	—	—	—	—	18,750	—	—	—	50	—	—	—	50
Tax benefit from stock options	—	—	—	—	—	—	—	—	13	—	—	—	13
Stock-based compensation expense	—	—	—	—	—	—	—	—	725	—	—	—	725
Net income	—	—	—	—	—	—	—	—	—	—	—	4,517	4,517

Balance, December 31, 2006	1,667,500	$—	—	$—	12,458,750	$1	8,100,000	$1	$4,418	—	$—	$11,461	$15,881
Stock option exercises	—	—	—	—	57,134	—	—	—	250	—	—	—	250
Tax benefit from stock options	—	—	—	—	—	—	—	—	52	—	—	—	52
Common stock awards issued	—	—	—	—	57,500	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,797	—	—	—	1,797
Conversion of Class B to Class A	—	—	—	—	9,315,000	1	(8,100,000)	(1)	14,058	—	—	(14,058)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	11,124	11,124

Balance, December 31, 2007	1,667,500	—	—	—	21,888,384	2	—	—	20,575	—	—	8,527	29,104
Change in designation of common stock from Class A Stock to common stock	—	—	21,888,384	2	(21,888,384)	(2)	—	—	—	—	—	—	—
Stock option exercises	—	—	4,875	—	—	—	—	—	18	—	—	—	18
Common stock awards issued	—	—	88,550	—	—	—	—	—	—	—	—	—	—
Vested RSUs, net of tax withholding of $240	—	—	63,846	—	—	—	—	—	(100)	—	—	(140)	(240)
Tax benefit from stock options exercised and stock awards issued	—	—	—	—	—	—	—	—	297	—	—	—	297
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,153	—	—	—	5,153
Treasury stock acquired	—	—	—	—	—	—	—	—	—	(250,416)	(2,750)	—	(2,750)
Net income	—	—	—	—	—	—	—	—	—	—	—	12,197	12,197

Balance, December 31, 2008	1,667,500	—	22,045,655	2	—	—	—	—	25,943	(250,416)	(2,750)	20,584	43,779
Common stock awards issued (unaudited)	—	—	68,000	—	—	—	—	—	—	—	—	—	—
Vested RSUs, net of tax withholding of $335 (unaudited)	—	—	130,953	—	—	—	—	—	(273)	—	—	(62)	(335)
Tax benefit from stock options exercised and stock awards issued (unaudited)	—	—	—	—	—	—	—	—	(230)	—	—	—	(230)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	3,540	—	—	—	3,540
Treasury stock acquired (unaudited)	—	—	—	—	—	—	—	—	—	(47,322)	(519)	—	(519)
Business acquisition (unaudited)	—	—	200,000	—	—	—	—	—	1,682	—	—	—	1,682
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(2,561)	(2,561)

Balance, June 30, 2009 (unaudited)	1,667,500	$—	22,444,608	$2	—	$—	—	$—	$30,662	(297,738)	$(3,269)	$17,961	$45,356

See accompanying notes to consolidated financial statements.

INTELIUS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009
				(unaudited)

Operating activities:
Net income (loss)	$4,517	$11,124	$12,197	$10,915	$(2,561)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	356	751	1,996	930	1,260
Amortization of databases and other intangible assets	2,283	3,096	3,784	1,961	3,234
Stock-based compensation	725	1,797	5,153	2,666	3,540
Deferred income taxes	(1,040)	(1,742)	(2,785)	(1,322)	(2,021)
Excess tax benefit from stock-based compensation	(13)	(52)	(297)	(294)	—
Loss on impairment of assets	—	—	—	—	1,270
Changes in assets and liabilities:
Accounts receivable, net	(1,574)	(5,012)	(4,870)	(4,365)	(1,398)
Income taxes receivable and prepaid expenses	2,004	(515)	(1,276)	76	(901)
Deposits and other assets	(46)	(1,111)	503	(1,312)	(39)
Accounts payable	2,273	2,139	1,999	277	2,234
Accrued compensation	(743)	334	1,032	562	(19)
Accrued expenses and other liabilities	389	(76)	903	32	7,689
Deferred revenue	389	(234)	3,363	2,580	1,002
Income taxes	(212)	2,343	(1,474)	(2,825)	93

Net cash provided by operating activities	9,308	12,842	20,228	9,881	13,383

Investing activities:
Purchases of property and equipment	(858)	(3,755)	(2,145)	(1,766)	(1,737)
Purchases of databases	(3,809)	(2,905)	(2,343)	(88)	(150)
Purchases of other intangible assets	—	—	—	(1,460)	(334)
Cash paid for acquisition of businesses	(2,205)	—	—	—	(16,035)

Net cash used in investing activities	(6,872)	(6,660)	(4,488)	(3,314)	(18,256)

Financing activities:
Proceeds from issuance of common stock	50	250	18	13	—
Excess tax benefits from stock-based compensation	13	52	297	294	—
Tax withholding on net settlement of RSUs	—	—	(240)	(238)	(335)
Treasury stock acquired	—	—	(2,750)	—	(519)
Principal repayments on note payable	(155)	—	—	—	—

Net cash provided by (used in) financing activities	(92)	302	(2,675)	69	(854)

Cash and cash equivalents at beginning of period	2,983	5,327	11,811	11,811	24,876

Cash and cash equivalents at end of period	$5,327	$11,811	$24,876	$18,447	$19,149

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$8	$7	$—	$17
Cash paid for income taxes	$3,900	$5,284	$12,674	$10,048	$4,463
Non-cash investing and financing activities:
Acquisition of Zaba, Inc. payable in 2009	$—	$—	$14,035	$—	$—
Common stock issued for acquisitions	$218	$—	$—	$—	$1,682
Equipment purchased under capital leases	$—	$157	$47	$—	$—
Distributed earnings to Class B common stockholders in the form of additional Class A common shares transferred upon conversion	$—	$14,058	$—	$—	$—

See accompanying notes to consolidated financial statements.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Accounting Policies

Description of Business

Intelius Inc. (the “Company” or “Intelius”) was incorporated in Delaware on January 7, 2003, and has its principal offices located in Bellevue, Washington. The Company is a leading online information commerce company that provides information services and advertising services to consumers and enterprises. The Company’s information services help its customers manage personal and information security risks that affect their private, professional and social lives and help them find and verify information about friends, customers and businesses.

The consolidated financial statements include the accounts of Intelius and its wholly owned subsidiaries, Intelius Sales Company LLC, Qwil Company, Intelius Screening Solutions LLC (formerly IntelliSense LLC), and Zaba, Inc. Acquisitions are included in the Company’s consolidated financial statements as of and from the date of acquisition. The Company’s purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All significant inter-company transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the consolidated financial statements in the prior year to conform to the current year presentation.

The Company operates in one industry segment, which entails providing information services and advertising services to consumers and enterprises based upon the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company markets its services and products primarily in the United States.

Unaudited Interim Financial Information

The financial statements as of June 30, 2009 and 2008 and for the six months period ended June 30, 2009 and 2008 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results that may be reported for the year ending December 31, 2009.

Revenue Recognition

The Company recognizes revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured.

In general, the Company generates revenues either by charging its customers fees for information services or by providing advertising through Company-owned websites. The Company has restructured its product line reporting to reflect its current lines of business including the transition from third-party, post-transaction offerings to in-house information offerings meeting the same need and the growth in business information search products. The

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

following table presents the Company’s revenues by category (in thousands) reflecting this change:

				Six Months Ended
	Years Ended December 31			June 30,
	2006	2007	2008	2008	2009

Information services	$54,720	$75,486	$89,745	$41,262	$55,547
Advertising	—	13,043	33,204	22,636	18,637

Total revenues	$54,720	$88,529	$122,949	$63,898	$74,184

The Company also sells information services to enterprises. Those services include employment and tenant screening and are sold on a transaction or subscription basis. Enterprise customers are ordinarily billed on a monthly basis for services provided; however, the Company also makes prepayment arrangements available to its customers.

All of the Company’s information services include a license to use its proprietary software to access its platform. Each transaction is considered a single delivered element. As a result, the entire fee is recognized when the reports are delivered to the customer. The Company does not provide post-contract support services and has no ongoing obligation after the delivery of the reports.

Unearned revenues are recorded when payments are made by customers for volume purchases of reports in advance of report delivery and amortized into revenues as the reports are delivered. Revenues from the sale of subscriptions and continuous services are also deferred and recognized ratably on a straight-line basis over the term of the agreement, ranging from one month to three years.

The Company also generates revenues from advertising. Those services consist of post-transaction advertising fees and, to a lesser extent, display advertisements placed on selected sections of its websites.

Revenues from post-transaction advertising fees are based on cost-per-action, or CPA, arrangements. Revenues generated from CPA arrangements are recognized when the Company’s customers accept an offer for services of a third-party merchant displayed on Intelius websites.

Revenues from display advertising are derived from cost-per-click, or CPC, and cost-per-impression, or CPM, arrangements. In the case of CPC arrangements, the Company generates revenues from the display of text and image based links to the websites of its advertisers, which are placed on its websites. The Company recognizes revenues from these arrangements as “click-throughs” occur. A “click-through” occurs when a user clicks on an advertiser’s listing. Revenues on CPM contracts are recognized as “impressions,” which is the number of times that an advertisement appears in pages viewed by users of the Company’s websites, are delivered.

For distribution relationships in which the Company shares a portion of the revenues earned through a distributor’s website, revenues are recorded on a gross basis in accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

The Company records an allowance for estimated returns in the same period the related revenues are recorded. This estimated allowance is based on historical return rates and other known factors. The returns can be either voluntarily authorized by the Company at the customer’s request or can be initiated by consumers through their credit card issuer in the

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

form of a chargeback, which is a reversal of the original transaction based on a customer dispute. The timeframe to initiate a chargeback varies by issuer, however is generally limited to a maximum of 180 days from the date of original sale. Federal laws limit the timeframe to challenge credit card charges for customer disputes to one year from the date of transaction. Historically, substantially all of the Company’s voluntary returns, as well as chargebacks, occurred within three months from the original sale.

The Company records an allowance for uncollectible accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions and other factors that may affect customers’ ability to pay to determine the level of allowance required.

Cash and Cash Equivalents

At December 31, 2007 and 2008 cash equivalents consisted primarily of money market funds held at one commercial bank. At June 30, 2009 cash equivalents consist primarily of treasury securities maturing between one week and three months held in trust for the Company by an investment bank. At December 31, 2007 and 2008, cash equivalents totaled $9.8 million and $17.9 million respectively. As of June 30, 2009 cash equivalents totaled $17.0 million.

Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

Financial assets carried at fair value as of December 31, 2008 and June 30, 2009 are classified as follows (in thousands):

	December 31, 2008	June 30, 2009

Cash	$6,943	$2,146
Quoted Prices in Active Markets for Cash Equivalents (Level 1)	$17,933	$17,003

Cash and Cash Equivalents	$24,876	$19,149

The Company maintains cash at a commercial bank insured by the Federal Deposit Insurance Corporation (“FDIC”) and invests excess cash in trust in its name through an investment banking firm. At times, the balances in these commercial bank accounts may be in excess of the FDIC insurance limit of $250,000.

Concentration of Risks

The Company generates a portion of its revenues and accounts receivable from two customers. Revenue from these customers is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Customer A	4.8%	11.4%	15.3%	12.3%	14.8%
Customer B	0.0%	17.2%	27.7%	35.7%	26.2%

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts receivable from these two customers are as follows:

	December 31, 2007	December 31, 2008	June 30, 2009

Customer A	31.6%	30.6%	25.8%
Customer B	43.2%	42.6%	47.0%

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization, and depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are depreciated over the lease term or the economic life, whichever is shorter.

Leases

The Company leases its office space under non-cancelable operating leases. For leases that contain pre-determined, fixed escalations of the minimum rent, the Company recognizes the rent expense on a straight-line basis and records the cumulative difference between the rent expense and the rent payable as a liability. Leases meeting the criteria for capitalization under Statement of Financial Accounting Standard (“SFAS”) No. 13, “Accounting for Leases,” are reported as capital leases.

Business Combinations

On January 1, 2009 the Company adopted SFAS No. 141(R), “Business Combinations.” We accounted for the acquisition of Spock Networks, Inc. using SFAS No. 141(R) and will account for future business combinations using this acquisition method. Among the more significant changes are the following:

•	acquisition related costs are expensed under SFAS No. 141(R), while previously included in purchase allocation under SFAS No. 141 “Business Combinations”;

•	in-progress research and development (“R&D”) is capitalized under SFAS No. 141(R), while previously expensed under SFAS No. 141; and

•	the acquisition date is the date on which the acquirer assumes control of the acquired entity under SFAS No. 141(R), while previously the acquisition date was the date assets were received or consideration given and the acquisition date could be set by agreement at the beginning of an accounting period under SFAS No. 141.

Prior to the adoption of SFAS No. 141(R), the Company accounted for business combinations, including the Zaba, Inc. acquisition on December 31, 2008 (more fully described in footnote 11), using the purchase method of accounting prescribed by SFAS No. 141. The total consideration paid in an acquisition is allocated to the fair value of the acquired company’s identifiable assets and liabilities. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The consolidated financial statements reflect the results of operations of an acquired business from the completion date of an acquisition. The costs to acquire a business, including transaction costs, were allocated to the fair value of net assets acquired.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company identifies and records separately the intangible assets acquired apart from goodwill based on the specific criteria for separate recognition established in SFAS No. 141, namely:

•	the asset arises from contractual or other legal rights; or

•	the asset is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged.

Databases and Other Intangible Assets with Definite Lives

Databases consist of information used in the Company’s services and purchased from outside sources. Databases are amortized over the estimated useful life of seven years.

Other intangible assets with definite lives are comprised of domain names, customer relationships, noncompetition agreements, and acquired technology. Other intangible assets are amortized over their estimated useful lives of three to seven years.

Impairment

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of long-lived assets, including property and equipment and intangible assets with definite lives, are reviewed on a regular basis for the existence of factors that may indicate that the assets are impaired. An asset is considered impaired when the estimated undiscounted future cash flows expected to result from its use and disposition are less than the amount of its carrying value. If the carrying value of an asset is deemed not recoverable, it is adjusted downward to the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the purchase method.

Goodwill is not amortized, but instead tested for impairment at least annually or more frequently upon the occurrence of certain events. SFAS No. 142, “Goodwill and other Intangible Assets,” prescribes the use of the two-phase approach for testing goodwill for impairment. The first phase is a screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill is written down and charged to operating results in periods in which the recorded value of goodwill exceeds its fair value. The Company conducted its most recent annual test for impairment as of September 30, 2008. No impairment of goodwill has been recognized since the initial recording of goodwill.

Product Development

Costs of internal use software are accounted for in accordance with Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issue Task Force Issue No. 00-02 (“EITF 00-02”), Accounting for Website Development Costs. SOP 98-1 and EITF 00-02 require that we expense computer software and website development costs as they are incurred during the preliminary project and maintenance stages. During the application development stage, external direct costs of materials and services consumed in developing or obtaining internal-use software, including website development, the payroll and payroll-related costs for employees who are directly

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

associated with and who devote time to the internal use computer software and associated interest costs are capitalized. No costs have been capitalized to date as such costs have not been considered material.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising expenses were approximately $30.3 million, $39.9 million and $58.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. Total advertising expenses were approximately $26.7 million and $36.0 million for the six months ended June 30, 2008 and 2009, respectively.

Stock-Based Compensation

SFAS No. 123(R), “Share-Based Payment” requires measurement of compensation expense for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company determines the fair value of its stock options using the Black-Scholes valuation model. Restricted stock units (“RSUs”) and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

The application of the Black-Scholes model to the valuation of options requires the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Expected volatilities are based on those of similar publicly-traded companies, as the Company’s stock is not currently publicly traded and therefore, the Company does not have observable share-price volatility. The expected term represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules. The dividend rate is based on the Company’s history of not paying dividends and the low resultant future expectation of dividend payments; and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expense recognized since the adoption of SFAS No. 123(R) is based on the grant date fair value of awards ultimately expected to vest. The Company estimates expected forfeiture rate at the time of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Segment Information

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas and major customers. The Company operates in one industry segment, which entails providing information-based intelligence services and search and marketing services to consumers and enterprises. The business activities in which the Company engages are similar in nature, representing primarily service activities provided over the Internet. Management, including the chief operating decision maker, evaluates the Company’s performance based on the Company’s overall operating results. Separate profitability or discrete financial information is not analyzed for particular individual services. Therefore, under SFAS No. 131, the Company does not present a disaggregation of consolidated financial results into multiple operating segments, products or services.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company records federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income assets and liabilities reflect the tax effect of temporary differences between the valuation of assets and liabilities for financial reporting purposes and valuation as measured for tax purposes as well as for tax net operating loss and credit carryforwards if it is more likely than not that the tax benefits will be realized. In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting and disclosure requirements for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. The interpretation prescribes the minimum recognition threshold and measurement attribute required to be met before a tax position that has been taken or is expected to be taken is recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition, and clearly excludes uncertainty in income taxes from guidance prescribed by SFAS No. 5, Accounting for Contingencies. The Company adopted this interpretation on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s balance sheet or statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying the Company’s accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. The Company’s most critical accounting estimates pertain to accounting policies for determining certain provisions, including allowance for returns and allowance for uncollectible accounts, useful lives for property and equipment, databases and other intangible assets, the fair value of the Company’s common stock and stock option awards, the fair value of the Series A preferred stock, tax expense and related receivables or payables, and deferred revenue and other accruals.

These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, commodity and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to address application issues regarding the accounting and disclosure provisions for contingencies in SFAS No. 141(R). FSP No. 141(R)-1 generally applies to assets acquired and liabilities assumed in a business combination that would be within the scope of SFAS No. 5, if acquired or assumed outside of a business combination. If an asset or a liability arising from a contingency does not meet the criteria for acquisition-date recognition, it should be accounted for in subsequent periods following other applicable generally accepted accounting principles, such as SFAS No. 5. FSP No. 141(R)-1 also amends the disclosure provisions of SFAS No. 141(R). FSP No. 141(R)-1 has the same effective date as SFAS No. 141(R), and therefore, is currently in effect. The adoption of FSP No. 141(R)-1 did not have a material impact on the company.

In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, to provide additional guidance on estimating fair value in illiquid markets when the volume and level of activity for an asset or liability have significantly decreased and determining when a transaction is not orderly. FSP No. 157-4 applies to all assets and liabilities with the scope of SFAS No. 157, Fair Value Measurements (subject to certain conditions). FSP No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FSP No. 141(R)-1 did not have a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued SFAS No. 107-1 and Accounting Principles Board (“APB”) Opinion 28-1, Interim Disclosures about Fair Value of Financial Instruments, to require, on an interim basis, disclosures about the fair value of financial instruments for public entities. The FSP applies to financial instruments within the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, held by publicly traded companies, as defined in APB 28. The FSP requires an entity within its scope to make the disclosures required under SFAS No. 107 for interim periods in addition to annual periods. The fair value information for financial instruments disclosed in the notes to the financial statements must be presented along with those instruments’ carrying amounts in a form that makes it clear whether the amounts relate to assets or liabilities and how the carrying amounts relate to the amounts reported in the statement of financial position. Additionally, an entity must disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments and describe changes to the method(s) and assumptions used during the period. The FSP is effective for interim and annual periods ending after June 15, 2009. Comparative disclosures are required only for periods ending after the initial adoption of this FSP. The adoption of the FSP did not have a material effect on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company’s consolidated financial statements.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles: a replacement of FASB Statement No. 162, to establish two-level GAAP hierarchy for nongovernmental entities: authoritative guidance and nonauthoritative guidance. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, and EITF Abstracts. The FASB will issue new guidance as Accounting Standards Updates, which will include revisions to the Codification, as well as background information and the FASB’s basis for conclusions for new guidance. This standard permits entities to continue following previously grandfathered guidance in certain situations and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 is not expected to have a material effect on the Company’s consolidated financial statements.

2.	Net Income (Loss) Per Share

The calculations of basic and diluted net income (loss) per share for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 are as follows (in thousands, except per share amounts):

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2007	2007	2008	2008	2009
		Class A and
		Class B Common
		on a Combined			(2)	(2)
		Basis Prior to			Class A	Class A
	Class A and	Allocation of		(1)	Common	Common
	Class B	Undistributed	Class A	Class B	and	and	(2)
	Common	Income	Common	Common	Common	Common	Common

Basic net income per share:
Numerator:
Net income (loss)	$4,517	$11,124	$—	$—	$12,197	$10,915	$(2,561)
Less:
Distributed earnings to Class B common stockholders in the amount of the fair value of additional Class A common stock issued to holders of Class B common stock in excess of the original conversion ratio issued to holders of Class B common stock in excess of the original conversion ratio	—	(14,058)			—	—	—

Undistributed income (loss) attributed to common stockholders	4,517	(2,934)			12,197	10,915	(2,561)

Income (loss) available to common stockholders on the allocated basis	4,517		(1,880)	(1,054)	12,197	10,915	(2,561)

Distributed earnings to Class B common stockholders in the amount of the fair value of additional Class A common shares transferred to the holders of Class B common shares in excess of the original conversion ratio	—		—	14,058	—	—	—

Income (loss), giving the effect to distributed earnings to Class B common stockholders	$4,517		$(1,880)	$13,004	$12,197	$10,915	$(2,561)

Denominator for basic net income (loss) per share:
Weighted-average Class A common stock and common stock	12,407		13,274			21,975	21,904
Weighted-average Class B common stock	8,100			7,425	—	—	—

Weighted-average combined Class A common stock, common stock and Class B common stock	20,507		13,274	7,425	21,951	21,975	21,904
Weighted-average nonvested common stock subject to forfeiture/repurchase	(2)		(39)	—	(84)	(107)	(44)

Denominator for basic net income (loss) per share	20,505		13,235	7,425	21,867	21,868	21,860

Net income (loss) per share, basic	$0.22		$(0.14)	$1.75	$0.56	$0.50	$(0.12)

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2007	2007	2008	2008	2009
		Class A and
		Class B Common
		on a Combined			(2)	(2)
		Basis Prior to			Class A	Class A
	Class A and	Allocation of		(1)	Common	Common
	Class B	Undistributed	Class A	Class B	and	and	(2)
	Common	Income	Common	Common	Common	Common	Common

Diluted net income (loss) per share:
Denominator for diluted net income (loss) per share:
Number of shares used in basic computation	20,505		13,235	7,425	21,867	21,868	21,860
Effect of dilutive securities:
Employee stock options	694		—	—	1,389	1,419	—
Convertible preferred stock	1,668		—	—	1,668	1,668	—
Other restricted stock	2		—	—	176	176	—

Denominator for diluted net income (loss) per share	22,869		13,235	7,425	25,100	25,131	21,860

Net income (loss) per share, diluted	$0.20		$(0.14)	$1.75	$0.49	$0.43	$(0.12)

(1)	As described in Note 6, on November 30, 2007, the Company amended its Certificate of Incorporation to amend the ratio by which the Class B common stock converted into shares of Class A common stock. The change to the conversion ratio was analogous to an inducement offer and is treated as a distribution of earnings to Class B common stockholders totaling $14,058,000, the amount of the fair market value of the additional shares issued to Class B common stockholders that exceeds the original conversion ratio.

(2)	As discussed in Note 6, on January 9, 2008, the designation of the shares of common stock of the Company that are issued and outstanding was changed from Class A common stock to common stock.

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period, excluding any restricted stock that is subject to repurchase. Unvested restricted stock awards issued to directors in 2008 and 2009 were also excluded from the calculation of basic shares in each period they remained unvested, as those shares are subject to meeting future service conditions.

Diluted net income (loss) per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of restricted stock and RSUs (using the treasury stock method), the incremental shares of common stock issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the Company’s preferred stock (using the if-converted method).

Common stock equivalents excluded from the computation of diluted net income (loss) per share, as their effect is anti-dilutive due to their strike price being greater than their weighted average price, are as follows (weighted-average in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Convertible preferred stock	—	1,668	—	—	1,668
Shares of common stock issuable upon exercise of stock options	366	1,529	281	220	2,068
Restricted stock units of common stock and common share awards with service conditions granted to employees and directors	—	90	—	203	604

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Accounts Receivable

Accounts receivable, net consisted of the following (in thousands):

	December 31,		June 30,
	2007	2008	2009

Accounts receivable	$7,285	$12,971	$14,180
Allowance for returns	(284)	(633)	(684)
Allowance for uncollectible accounts	(110)	(370)	(130)

	$6,891	$11,968	$13,366

4.	Property and Equipment

Property and equipment, net, consisted of the following (in thousands):

	December 31,		June 30,
	2007	2008	2009

Computer equipment	$4,426	$6,046	$7,474
Computer equipment under a capital lease	157	204	204
Leasehold improvements	381	612	786
Phone equipment	267	471	584
Furniture and fixtures	283	436	857
Purchased software	158	701	708

	5,672	8,470	10,613
Less accumulated depreciation and amortization	(1,403)	(3,399)	(4,659)

	$4,269	$5,071	$5,954

Depreciation and amortization expense was $356,000, $751,000 and $1,996,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Depreciation and amortization expense was $930,000 and $1,260,000 for the six months ended June 30, 2008 and 2009, respectively.

In the years ended December 31, 2007 and 2008, new capital lease obligations of $157,000 and $47,000, respectively, were incurred in connection with capital lease agreements to acquire property and equipment. There were no new capital leases acquired in the six months ended June 30, 2009. In the years ended December 31, 2007 and 2008, depreciation and amortization expense included $39,000 and $52,000 of amortization of equipment under a capital lease, respectively. For the six months ended June 30, 2008 and 2009, depreciation and amortization expense included $26,000 and $40,000 of amortization of equipment under a capital lease, respectively.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Databases, Other Intangible Assets and Goodwill

Databases and other intangible assets, net, consisted of the following (in thousands):

	December 31,		June 30,
	2007	2008	2009

Databases	$805	$1,042	$2,489
Less accumulated amortization	(246)	(369)	(479)

	$559	$673	$2,010

Domain names	$10,733	$21,996	$22,396
Customer relationships	1,570	1,570	1,570
Non-competition agreements	91	978	978
Tradenames	—	222	222
Acquired technology	55	55	681

	12,449	24,821	25,847
Less accumulated amortization	(5,777)	(9,438)	(12,562)

	$6,672	$15,383	$13,285

Database amortization expense was $73,000, $83,000 and $123,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Database amortization expense was $55,000 and $110,000 for the six months ended June 30, 2008 and 2009, respectively.

The amortization expense for other intangible assets was $2,210,000, $3,013,000 and $3,660,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Amortization expense for other intangible assets was $1,906,000 and $3,124,000 for the six months ended June 30, 2008 and 2009, respectively.

The weighted average remaining life of databases is 4.6 and 4.5 years as of December 31, 2007 and 2008. The weighted average remaining life of databases is 5.7 years at June 30, 2009. The weighted average remaining life of other intangible assets is 1.8 and 1.9 years as of December 31, 2007 and 2008. The weighted average remaining life of other intangible assets is 1.6 years at June 30, 2009.

Based on identified intangible assets recorded as of December 31, 2008 and assuming no subsequent impairment of the underlying assets, amortization expense is expected to be as follows (in thousands):

	At December 31, 2008
		Other
Year Ending December 31,	Databases	Intangible Assets

2009	$149	$5,620
2010	140	5,267
2011	120	4,112
2012	97	340
2013	75	44
Thereafter	92	—

	$673	$15,383

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on identified intangible assets recorded as of June 30, 2009 and assuming no subsequent impairment of the underlying assets, amortization expense is expected to be as follows (in thousands):

	At June 30, 2009
		Other
	Databases	Intangible Assets

Six Months Ending December 31,
2009	$178	$2,746
Year Ending December 31,
2010	347	5,609
2011	326	4,454
2012	304	432
2013	282	44
Thereafter	573	—

	$2,010	$13,285

The change in goodwill for the years ended December 31, 2006, 2007 and 2008 and for six months ended June 30, 2009 was as follows (in thousands):

Balance at January 1, 2006	$1,059
Goodwill recorded in connection with the InteliSense Corporation acquisition	829

Balance at December 31, 2006 and 2007	$1,888
Goodwill recorded in connection with the Zaba, Inc. acquisition	7,136

Balance at December 31, 2008	$9,024
Goodwill adjustment in connection with Zaba, Inc. acquisition	(66)
Goodwill adjustment in connection with Spock Networks, Inc. acquisition	1,353

Balance at June 30, 2009	$10,311

6.	Stockholders’ Equity

Common Stock

At inception in January 2003, the Company issued a total of 20,000,000 shares of common stock to its founders at an issue price equal to the par value of $0.0001 per share, for an aggregate purchase price of $2,000. Of these shares, 11,900,000 shares were originally issued as Class A common stock, and 8,100,000 shares were originally issued as Class B common stock. The Company originally issued all of the shares of Class B common stock to one of its founders.

In 2005 and in 2006, Intelius issued 500,000 shares and 40,000 shares of Class A common stock to the shareholders of Qwil Company and to the shareholders of IntelliSense Corporation, respectively, as a portion of the consideration paid for the related acquisitions of those companies.

In addition, as discussed later in Note 6, shares of Class A common stock are issued to employees and directors as a result of the exercise of stock options and the vesting of restricted stock awards.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 30, 2007, the Company amended its Certificate of Incorporation to amend the ratio by which the Class B common stock converted into shares of Class A common stock. Prior to this amendment, each share of Class B common stock was convertible at the election of its holder into one share of Class A common stock. Effective with this amendment, each share of Class B common stock, at the election of its holder, at any time, or upon mandatory automatic conversion by affirmative vote, written consent, or agreement of the holders of a majority of the outstanding Class B common stock, became convertible into 1.15 shares of Class A common stock.

Prior to this amendment of November 30, 2007, the Class A and Class B common stock differed with respect to their voting rights, as each share of Class A common stock entitled its holder to one vote, while each share of Class B common stock entitled its holder to fifteen votes.

Prior to this amendment of November 30, 2007, the Class A and Class B common stock had the following rights with respect to dividends and liquidation preferences:

No dividend could have been paid on the Class A common stock or Class B common stock unless a comparable dividend was paid on each class. In the event of a stock dividend, holders of Class A common stock would have received shares of Class A common stock, and holders of Class B common stock would have received shares of Class B common stock. In the event of liquidation, dissolution or winding up of the Company, holders of Class A common stock and Class B common stock would have received an equal per share distribution of any assets remaining after payment or provision for liabilities and payment of any liquidation preference on preferred stock.

The Class A common stock and Class B common stock otherwise had the same rights and terms.

All 8.1 million of the then outstanding shares of Class B common stock were converted into 9.3 million shares of Class A common stock at the time this amendment became effective on November 30, 2007.

With this amendment, the total number of authorized shares of common stock remained unchanged at 30 million shares, with all of the authorized shares of common stock re-designated as Class A common stock. No changes were made with respect to the voting rights of the Class A common stock.

The change in the conversion ratio made effective on November 30, 2007, was analogous to an inducement offer and it was treated as a distribution of earnings to Class B common stockholders in the amount of the fair value of the additional shares issued to Class B common stockholders in excess of the original conversion ratio. The fair value of the additional 1,215,000 shares of Class A common stock into which the Class B common stock was converted was $14.1 million. This distribution was deducted from net income to arrive at undistributed net income available to common stockholders for the purposes of calculation of net income per share.

On January 9, 2008, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock and to change the designation of the common stock. Effective with this amendment, the designation of the shares of common stock of the Company that are issued and outstanding was changed from Class A common stock to common stock. At the same time, the number of authorized shares of common stock was increased from 30,000,000 shares to 100,000,000 shares.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Stock

The rights of the Series A preferred stock are summarized as follows:

Dividends.  Dividends are payable on the Series A preferred stock when, as and if declared by the Board of Directors.

Liquidation Preference.  In the event of a liquidation, dissolution or winding up of the Company, holders of Series A preferred stock are entitled to receive $2.00 per share prior and in preference to any payment on the common stock. After payment of this liquidation preference, all remaining amounts would be paid out to holders of common stock.

Conversion.  Each share of Series A preferred stock is convertible at any time at the election of its holder into one share of common stock. Each share of Series A preferred stock will convert automatically into one share of common stock upon the approval of holders of a majority of the outstanding shares of Series A preferred stock, or upon the closing of an initial public offering of the common stock at a price per share of at least $4.00 and with an aggregate offering price of at least $15 million. The conversion ratio of the Series A preferred stock into common stock will be adjusted proportionally to give effect to stock dividends, stock splits, reverse stock splits or similar transactions.

Voting.  The holder of each share of Series A preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share can be converted. The Series A preferred stock votes together with the common stock as a single class except as otherwise required by law. The consent of holders of a majority of the Series A preferred stock is required for specified events.

On January 9, 2008, the Company amended its Certificate of Incorporation to increase the number of authorized shares of preferred stock from 3,000,000 to 11,667,500, of which 1,667,500 shares are the shares of Series A preferred stock issued and outstanding.

Stock-Based Compensation Plans—Options and Awards Activity

The Company grants stock options, restricted stock and RSUs to certain employees and directors.

During 2003 and 2004, the Company granted stock options to employees pursuant to individual stock option agreements. The shares subject to stock options granted to employees generally vest at the rate of 25% after one year, and the remainder ratably on a monthly basis thereafter with all shares becoming fully vested on the fourth anniversary of employment. Options granted in 2003 and 2004 have a term of ten years. No specific amount of shares of common stock was reserved for issuance of stock option grants in 2004.

In January 2005, the Company adopted the 2005 Stock Incentive Plan (the “2005 Plan”), for which 4,250,000 shares of common stock have been authorized for issuance. On January 8, 2008, by the majority vote of the Company’s stockholders, the 2005 Plan was amended to authorize an additional 5,000,000 shares of common stock that may be issued under the 2005 Plan, for a total authorization under the 2005 Plan of 9,250,000 shares of common stock.

The 2005 Plan allows the Company’s Board of Directors to grant both stock options, designated as incentive or nonqualified, and stock awards to employees, officers, non-employee directors and consultants. Stock options are granted at a price per share that the Company’s Board of Directors determines to be equal to at least the fair market value on the date of grant. Generally, stock options have ten-year terms and vest 25% at the end of first

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year from the vesting commencement date and 2.08% every month thereafter. Vesting for the stock awards other than options varies and may include performance conditions.

Since September 2007, in addition to stock options, the Company has issued RSUs to certain employees and shares of restricted stock to its directors under the 2005 Plan. The RSUs granted to employees were granted at the discretion of the board of directors, taking into consideration pre-determined financial and personal performance factors.

A RSU award is an agreement to issue shares of stock at the time of vesting, which generally occurs over four years contingent upon employment with the Company on the vesting dates. RSUs were issued in 2007, 2008 and 2009.

The restricted shares of the Company’s common stock granted to directors are subject only to service conditions and vest over two years from the date of grant with a yearly cliff contingent upon continued service as a director.

The following table summarizes the Company’s stock option activity for stock options granted for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2009.

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Options	Price	Term	Intrinsic Value

Options outstanding at January 1, 2006	1,839,000	$1.67
Granted	497,500	4.81
Exercised	(18,750)	2.65
Forfeited or expired	(45,250)	3.13

Options outstanding at December 31, 2006	2,272,500	2.32
Granted	1,202,600	7.31
Exercised	(57,134)	4.38
Forfeited or expired	(96,241)	3.58

Options outstanding at December 31, 2007	3,321,725	4.05
Granted	556,388	11.78
Exercised	(4,875)	3.74
Forfeited or expired	(138,309)	9.69

Options outstanding at December 31, 2008	3,734,929	4.99	7.1	$22,964,499
Granted	390,682	8.10
Exercised	—	—
Forfeited or expired	(58,637)	8.42

Options outstanding at June 30, 2009	4,066,974	$5.24	6.9	$17,773,236

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Options	Price	Term	Intrinsic Value

Ending vested and expected to vest at December 31, 2008	3,674,311	$4.92	7.1	$22,839,722

Ending exercisable at December 31, 2008	2,310,582	$2.79	6.0	$18,973,407

Ending vested and expected to vest at June 30, 2009	4,006,807	$5.18	6.9	$17,705,434

Ending exercisable at June 30, 2009	2,535,827	$3.13	5.7	$15,592,685

The following table summarizes the aggregate intrinsic value of the Company’s stock options exercised for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009.

				Six Months
	Year Ended December 31,			Ended June 30,
	2006	2007	2008	2008	2009

Aggregate intrinsic value of options exercised	$52,000	$302,000	$52,000	$46,000	$—

The weighted average remaining contractual term and weighted average exercise price of options outstanding and options exercisable at December 31, 2008, for selected exercise price ranges, were as follows:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Prices	Shares	Term (in years)	Price	Shares	Price

$0.37	800,000	4.4	$0.37	800,000	$0.37
0.62-1.18	18,000	5.3	0.80	18,000	0.80
2.65	807,000	6.1	2.65	776,561	2.65
3.22-5.50	497,541	7.0	4.56	335,901	4.45
6.13	895,500	8.5	6.13	335,998	6.13
9.21-12.21	571,588	9.7	11.25	44,122	11.81
13.22-14.66	118,500	9.5	13.65	—	—
14.78	26,800	9.4	14.78	—	—

$0.37-14.78	3,734,929	7.1	$4.99	2,310,582	$2.79

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average remaining contractual term and weighted average exercise price of options outstanding and options exercisable at June 30, 2009, for selected exercise price ranges, were as follows:

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Prices	Shares	Term (in years)	Price	Shares	Price

$0.37	800,000	3.9	$0.37	800,000	$0.37
0.62-1.18	18,000	4.8	0.80	18,000	0.80
2.65	807,000	5.6	2.65	807,000	2.65
3.22-5.50	477,812	6.7	4.57	380,050	4.49
6.13	895,500	8.0	6.13	447,935	6.13
7.51-10.98	782,457	9.6	9.57	7,977	9.21
12.21-14.78	286,205	8.6	12.97	74,865	12.80

$0.37-14.78	4,066,974	6.9	$5.24	2,535,827	$3.13

The following table summarizes the Company’s RSUs and restricted stock activity for awards granted in the years ended December 31, 2007 and 2008 and for the six months ended June 30, 2009:

		Weighted
		Average
		Grant
	Shares	Date Fair Value

Unvested at December 31, 2006	—	$—
Granted	387,500	6.39
Vested	—	—
Forfeited or expired	(10,000)	6.13

Unvested at December 31, 2007	377,500	6.40
Granted	484,133	14.61
Vested and released	(108,750)	6.59
Forfeited or expired	(16,504)	11.72

Unvested at December 31, 2008	736,379	12.32
Granted	930,117	7.18
Vested and released	(202,802)	11.66
Forfeited or expired	—	—

Unvested at June 30, 2009	1,463,694	$9.15

The total fair value of RSUs that vested in 2008 and in the six months ended June 30, 2009 is $717,000 and $2,365,000, respectively.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number of options and awards available for future grants under the 2005 Plan is as follows:

	December 31,		June 30,
	2007	2008	2008	2009

Stock options and awards available for future grants	1,296,849	5,427,295	5,831,620	4,180,472

Stock-Based Compensation Plans—Compensation Expense

The Company determines the fair value of its stock options using the Black-Scholes valuation model. The following assumptions were used to estimate the fair value of options granted:

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009

Average risk-free interest rates	4.5% to 5.0%	3.8% to 4.8%	2.2% to 3.2%	2.8% to 3.2%	1.8% to 2.2%
Volatility	70%	70%	65%	65%	65%
Expected term (in years)	5	5	5	5	5
Dividend rate	—	—	—	—	—

RSUs and restricted stock awards are measured based on the fair market values of the underlying stock on the dates of grant.

The stock-based compensation expense charged against the results of operations was as follows (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,
	2006	2007	2008	2008	2009

Stock-based compensation expense included in:
Content and support	$14	$52	$194	$111	$140
Sales and marketing	218	559	1,127	596	629
Product development	106	252	902	452	793
General and administrative	387	934	2,930	1,507	1,978

Total stock-based compensation expense	$725	$1,797	$5,153	$2,666	$3,540

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted fair values of stock options granted were as follows:

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
	Options	Average	Options	Average	Options	Average	Options	Average	Options	Average
	Granted	Fair Value	Granted	Fair Value	Granted	Fair Value	Granted	Fair Value	Granted	Fair Value

Exercise price equal to market price of stock on grant date	497,500	$2.96	1,202,600	$4.48	576,388	$6.59	68,800	$8.34	390,682	$4.50

At December 31, 2008, the Company had $13.9 million of unrecognized compensation expense related to its unvested stock options and restricted stock awards and units expected to be recognized over a weighted-average period of approximately 2.3 years.

At June 30, 2009, the Company had $18.0 million of unrecognized compensation expense related to its unvested stock options and restricted stock awards and units expected to be recognized over a weighted-average period of approximately 2.7 years.

Treasury Stock

In December 2008, the Company’s board of directors authorized the Company to repurchase up to 297,739 shares of common stock from our executive officers and directors. The Company also granted new stock options to the individuals from whom they repurchased common stock. The number of new options granted to these individuals equaled the number of shares repurchased by the Company.

This stock repurchase program expired in January 2009. During the year ended December 31, 2008, the Company repurchased 250,416 shares of the Company’s common stock for $2.8 million. In January 2009, the Company repurchased an additional 47,322 shares for $519,000 under this program. The shares repurchased were recorded as treasury stock on the consolidated balance sheet. The shares repurchased have not been retired and are eligible to be reissued in the future.

The following table shows the number of shares of treasury stock held by the Company at December 31, 2007 and 2008 and June 30, 2009.

	Year Ended December 31,		June 30,
	2007	2008	2009

Treasury stock shares held at cost	—	250,416	297,738

7.	Income Taxes

The Company provides for deferred taxes based on the difference between the basis of assets and liabilities for financial reporting purposes and the basis for income tax purposes, calculated using enacted rates that will be in effect when the differences are expected to reverse.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes is composed of the following (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Current:
Federal	$3,648	$7,565	$9,952	$7,188	$4,650
State	39	62	98	36	101

Total current provision	3,687	7,627	10,050	7,224	4,751

Deferred:
Federal	(1,039)	(1,737)	(2,778)	(1,319)	(2,000)
State	(1)	(5)	(7)	(3)	(21)

Total deferred provision	(1,040)	(1,742)	(2,785)	(1,322)	(2,021)

Provision for income taxes	$2,647	$5,885	$7,265	$5,902	$2,730

Significant components of the deferred tax assets and liabilities are as follows (in thousands):

	December 31,		June 30,
	2007	2008	2009

Deferred tax assets:
Stock-based compensation	$827	2,431	$2,623
Depreciation and amortization	419	—	—
Asset impairment	—	—	484
Sales allowances	138	352	287
Accrued expenses	99	166	203
Deferred rent	88	108	340
Other tax assets	50	46	4

Total deferred tax assets	1,621	3,103	3,941

Deferred tax liabilities:
Depreciation and amortization	—	(2,126)	(1,420)
Other tax liabilities	(50)	(40)	—

Total deferred tax liabilities	(50)	(2,166)	(1,420)

Net deferred tax assets	$1,571	$937	$2,521

As of December 31, 2007 the net deferred tax assets of $1,571,000 were comprised of net current deferred tax assets of $1,067,000 and net deferred non-current assets of $504,000. As of December 31, 2008 the net deferred tax assets of $937,000 were comprised of net current deferred tax assets of $2,928,000 and net deferred non-current liabilities of $1,991,000. As of June 30, 2009 the net deferred tax assets of $2,521,000 were comprised of net current deferred tax assets of $3,171,000 and net deferred non-current liabilities of $650,000.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the income tax provision calculated using the federal statutory rates to the recorded income tax provision is as follows (dollars in thousands):

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Expected tax provision at federal statutory rate	$2,436	34.0%	$5,953	35.0%	$6,812	35.0%	$5,886	35.0%	$59	35.0%
State income taxes	25	0.3	44	0.3	76	0.4	21	0.1	59	34.9
Research and development credit	—	—	(150)	(0.9)	(238)	(1.2)	(91)	(0.5)	(60)	(35.5)
Non-deductible capital costs	148	2.1	13	0.1	426	2.2	—	—	2,606	1,542.0
Non-deductible expenses	23	0.3	19	0.1	189	1.0	44	0.3	27	16.0
Other items	15	0.2	6	—	—	—	42	0.2	39	23.1

Provision for income taxes	$2,647	36.9%	$5,885	34.6%	$7,265	37.4%	$5,902	35.1%	$2,730	1,615.5%

As noted in Footnote 15 “Subsequent Events,” the Company settled litigation through the payment of $7.0 million to the prior owners of Qwil. This payment is treated as non-deductible for tax purposes and it comprises $2,450,000 of the non-deductible capital costs.

As required by FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. A reconciliation of the Company’s unrecognized tax benefits as of June 30, 2009 is as follows (in thousands):

FIN 48
Accrual

Balance at January 1, 2007	$—
Additions based on tax positions related to the current year	50

Balance at December 31, 2007	$50
Additions based on tax positions related to the current year	45
Acquired unrecognized tax benefits	208

Balance at December 31, 2008	$303
Reclassification of Zaba, Inc. items	(208)
Additions based on tax positions related to the current year	42

Balance at June 30, 2009	$137

$137,000 of the Company’s unrecognized tax benefits at June 30, 2009, if ultimately recognized, will reduce the Company’s annual effective tax rate. The Company recognized approximately $8,000 of interest and penalties in 2008 related to its uncertain tax positions. The Company recognized approximately $7,000 of interest and penalties in the six months ended June 30, 2009 related to its uncertain tax positions.

The Company is subject to income taxes in the United States and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exceptions, the Company is subject to U.S. and state income tax examinations by tax authorities for tax years 2005 through the present.

The Company does not anticipate any material changes to its unrecognized tax benefits over the next twelve months. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

8.	Commitments and Contingencies

The Company leases office space under non-cancelable operating leases. Lease commitments include leases for the Company’s corporate headquarters in Bellevue, Washington, for its customer support office in Bothell, Washington, and other sales offices in other locations. Those leases expire between June 2010 and March 2014.

Since March 2007, the Company has been leasing computer equipment under a capital lease.

Future minimum payments at December 31, 2008 under operating leases for office space and under capital leases for computer equipment were as follows (in thousands):

	Operating	Capital

2009	$1,326	$86
2010	1,438	35
2011	1,475	—
2012	1,075	—
2013	480	—
Thereafter	121	—

	$5,915	121

less imputed interest		(4)

Capital leases as of December 31, 2008		117
less current portion		(82)

Long term capital leases		$35

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum payments at June 30, 2009 under operating leases for office space and under capital leases for computer equipment were as follows (in thousands):

	Operating	Capital

Six Months Ending December 31,
2009	$759	$43
Year Ending December 31,
2010	1,501	35
2011	1,475	—
2012	1,075	—
2013	480	—
Thereafter	121	—

	$5,411	78

less imputed interest		(2)

Capital leases as of June 30, 2009		76
less current portion		(69)

Long term capital leases		$7

Future minimum payments under a capital lease as of December 31, 2007 included $11,000 of imputed future interest expense.

Rent expense was $423,000, $1,005,000 and $1,238,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Rent expense was $551,000 and $783,000 for the six month periods ended June 30, 2008 and 2009, respectively.

In addition to the foregoing lease commitments, the Company is a party to several non-cancelable and non-refundable commitments. Those purchase obligations consist primarily of arrangements with fixed terms to acquire data that the Company uses to provide information services, future guaranteed payments for marketing services, as well as future minimum payments for hosting the Company’s network operation center.

Future minimum payments at December 31, 2008 under the non-cancelable commitments were as follows (in thousands):

December 31, 2008

2009	$2,718
2010	2,416
2011	1,562
2012	1,075
2013	480
Thereafter	121

$8,372

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum payments at June 30, 2009 under the non-cancelable commitments were as follows (in thousands):

June 30,
2009

Six Months Ending December 31,
2009	$1,827
Year Ending December 31,
2010	3,053
2011	2,119
2012	1,167
2013	515
Thereafter	121

$8,802

9.	401(k) Retirement Plan

Effective June 30, 2005, the Company adopted a 401(k) plan available to all employees who meet specified eligibility requirements. As of May 1, 2008 employees of Intelius Screening Solutions who meet the specified eligibility requirements were added to the plan. Eligible employees may elect to contribute up to 90% of their pre-tax gross earnings, subject to statutory limitations regarding maximum contributions. The Company also provides a matching contribution of either 4% of each participant’s gross salary per payroll period or the amount of the participant’s contribution to the plan, whichever is less. The Company’s matching contributions are fully vested at the time they are made.

The Company recorded matching contribution expenses in 2006, 2007 and 2008 of $85,000, $149,000 and $238,000, respectively. The Company recorded matching contribution expenses of $115,000 and $161,000 for the six month periods ended June 30, 2008 and 2009, respectively.

10.	Related Parties

In January 2006, the Company elected as one of its directors a partner in a law firm that has provided professional services to Intelius. The Company incurred $179,000 in fees with this firm in 2006, after the director’s appointment as a member of the Board. The Company incurred $322,000 and $708,000 with this firm in 2007 and 2008, respectively. The Company incurred $190,000 and $725,000 with this firm in the six-month periods ended June 30, 2008 and 2009, respectively. The amounts payable to this law firm at December 31, 2008 and at June 30, 2009 were $60,000 and $206,000, respectively.

11.	Acquisitions

Acquisition of Zaba, Inc. in 2008

On December 31, 2008, the Company acquired all of the outstanding capital stock of Zaba, Inc., a privately-held owner of Internet-based search services. The acquisition of Zaba allowed the Company to obtain ownership of several domain names and to directly control the traffic generated by the acquired domains. Prior to the acquisition date and since August 2005, Zaba provided the Company with Internet-based search services on both a cost-per-click and revenue share basis.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total consideration consisted of $14.0 million in cash of which $1.0 million is held in escrow subject to true-up. Approximately $13.0 million was paid to the shareholders and creditors of Zaba on January 14, 2009.

The December 31, 2008 balance sheet of Zaba has been included in the Company’s consolidated financial statements at December 31, 2008.

The following table summarizes the allocation of fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Fair Value
as of
December 31, 2008

Cash	$7
Accounts receivable	207
Property and equipment	653
Domain names	9,157
Covenants not to compete	887
Trade names	222
Goodwill	7,071

Total assets acquired	18,204

Accounts payable	204
Accrued compensation	36
Income taxes payable	256
Capital lease obligations	48
Deferred tax liability, long term	3,625

Total liabilities assumed	4,169

Net assets acquired	$14,035

The acquired intangible assets have a weighted average useful life of 3.0 years.

Acquisition of Spock Networks, Inc. in 2009

On April 30, 2009, the Company acquired substantially all of the non-cash assets of Spock Networks, Inc. (“Spock”), a privately-held people-search company. The acquisition of Spock allowed the Company to obtain ownership in key technologies. The Company believes the technologies can be integrated into and improve the performance of its own search services. The total consideration consisted of $2.0 million in cash and 200,000 shares of the Company’s stock valued at $1,682,000. Assets acquired from Spock were fully integrated into Intelius’ operations. Therefore, revenue and earnings cannot be separately disclosed.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the preliminary allocation of the acquisition date fair value of the assets acquired from Spock at the date of acquisition (in thousands):

Fair Value
as of
April 30, 2009

Property and equipment	$406
Unstructured data	1,297
Developed technology	626
Goodwill	1,353

Total assets acquired	$3,682

The acquired intangible assets have a weighted average useful life of 5.7 years. The total amount of goodwill expected to be deductible for tax purposes is $1,353,000.

The following unaudited pro forma financial information presents the statement of operations for the years ended December 31, 2007 and 2008 as if the acquisition of Zaba had been consummated as of January 1, 2007 and reflect pro forma adjustments that are directly attributable to the acquisition, factually supportable and have a continuing impact. The pro forma information does not include the Spock acquisition as it was not material to revenue or net income. The unaudited pro forma financial information is presented for illustrative purposes and is not necessarily indicative of the results of operations of the combined company that would have occurred had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future operating results. The unaudited pro forma information is as follows:

	Year ended December 31,
	2007	2008

Total revenue	$88,530	$123,146
Net income	$9,427	$9,442
Pro forma net income per share:
Basic :
Class A common stock and common	(0.22)	0.43
Class B common stock	1.67	—
Diluted:
Class A common stock and common	(0.22)	0.38
Class B common stock	1.67	—

The pro forma adjustments reflected in the above statements include the following items:

(a)	elimination of revenues earned by Zaba from the Company with an equal reduction in sales and marketing costs incurred by the Company;

(b)	for intangibles assets acquired by the Company from Zaba, a full year of amortization expense;

(c)	a reduction of Zaba’s interest expense and interest income for 2008 as the outstanding loans and notes receivable would have been paid in full upon completion of the acquisition; and

(d)	a tax effect of the adjustments using the Company’s effective tax rate.

INTELIUS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Initial Public Offering Costs

In 2007 and 2008 the Company has capitalized all external legal and accounting costs directly attributable to a proposed Initial Public Offering (“IPO”). In recognition of the unsettled financial markets and under the guidance of SEC Staff Accounting Bulletin Topic 5A, in September 2008 the Company expensed cumulative IPO costs totaling $1,217,000. At December 31, 2008, there were no capitalized IPO costs recorded on the balance sheet. At June 30, 2009 there were $72,000 capitalized IPO costs on the balance sheet as a result of the Company’s renewed efforts on the IPO.

13.	Deposit Held by Vendor

During the three months ended June 30, 2009, the Company was notified that a company who is both a vendor and customer had filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. While the purpose of this filing is to allow the vendor to reorganize, management evaluated the $1.5 million deposit it had made to ensure payment of its payables to the vendor and believes that the entire amount, net of payables of $230,000, is not recoverable. As a result, management has reserved $1.3 million for this amount and recorded a charge to general and administrative expenses.

14.	Legal

The Company is involved in various other legal proceedings currently and from time to time that arise in the ordinary course of business. The Company provides for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. The Company does not believe that the outcome of any such pending or threatened litigation in the ordinary course of business will have a material adverse effect on the Company’s financial position or results of operations. However, there cannot be any assurance that such actions will not materially and adversely affect our business, financial condition, results of operations or cash flows.

15.	Subsequent Events

On April 1, 2008, the former principal shareholder of Qwil Company filed an action against Intelius and its Chief Executive Officer in Washington state court, alleging that during the negotiations related to the Qwil Company acquisition, defendants made material omissions by failing to disclose certain of Intelius’ tax liabilities and, as a result, overstated Intelius’ net income. The complaint alleged causes of action for violations of the Securities Act of Washington, fraudulent inducement and breach of contract, and sought rescission and the return to Intelius and Qwil Company of all property and other consideration acquired by each entity in connection with the Qwil Company acquisition, and in the alternative, if rescission was not granted, damages in an unspecified amount.

In early August 2009, the Company settled all litigation with the principal shareholder of Qwil. Under the terms of the settlement Intelius has agreed to pay $7.0 million to the former principal shareholder of Qwil in full and complete settlement of all claims. The associated expense was accrued in the second quarter of 2009 and is expected to be paid in September 2009.

Under SFAS No. 165 the Company performed analysis of subsequent events through August 21, 2009 when the report was issuable.

ZABA, INC.

Independent Auditor’s Report

Board of Directors
Intelius Inc.
Bellevue, Washington

We have audited the accompanying balance sheet of Zaba, Inc. (the “Company”) as of December 31, 2008 and the related statements of loss, stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zaba, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Seattle, Washington

October 12, 2009

ZABA, INC.

BALANCE SHEET

December 31, 2008

ASSETS
Current assets:
Cash	$6,913
Accounts receivable	207,276
Stockholders’ loans receivable (Notes 3, 8)	794,814
Deferred tax asset, current	15,503

Total current assets	1,024,506
Property and equipment, net	519,833
Deferred tax asset, non-current	60,050

Total assets	$1,604,389

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$250,809
Accrued interest of stockholder’s notes payable (Notes 4, 8)	231,290
Accrued compensation	36,156
Taxes payable	309,414
Stockholder’s notes payable (Notes 4, 8)	2,412,581
Capital lease, current	26,909

Total current liabilities	3,267,159
Non-current liabilities:
Capital lease, non-current	20,537
Taxes payable	156,000

Total non-current liabilities	176,537

Total liabilities	3,443,696
Commitments and contingencies (Notes 7, 9)
Stockholders’ deficit: (Note 5)
Preferred stock, $0.001 par value:	—
Preferred stock: 250,000 shares authorized at December 31, 2008; 0 shares issued and outstanding at December 31, 2008
Common stock, $0.001 par value:	291
Common stock: 1,000,000 shares authorized at December 31, 2008; 290,155 shares issued and outstanding at December 31, 2008
Additional paid-in capital	—
Treasury stock at cost	—
Accumulated deficit	(1,839,598)

Total stockholders’ deficit	(1,839,307)

Total liabilities and stockholders’ deficit	$1,604,389

See accompanying notes to financial statements.

ZABA, INC.

STATEMENT OF LOSS

Year Ended
December 31, 2008

Revenues	$2,629,872

Costs and expenses:
Content and support	798,741
Sales and marketing	293,980
Product development	752
General and administrative	1,899,678

Total costs and expenses	2,993,151

Operating loss	(363,279)
Interest expense	268,196
Interest income	34,260

Loss before income taxes	(597,215)
Provision for income taxes	177,798

Net loss	$(775,013)

See accompanying notes to financial statements.

ZABA, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

			Additional				Total
	Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders’
	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, December 31, 2007	1,030,882	$1,032	$9,689	(742,647)	$(590,000)	$(485,015)	$(1,064,294)
Retirement of treasury stock	(742,647)	(743)	(9,689)	742,647	590,000	(579,568)	—
Exercise of warrants, net of tax	1,920	2	—	—	—	(2)	—
Net loss	—	—	—	—	—	(775,013)	(775,013)

Balance, December 31, 2008	290,155	$291	$—	—	$—	$(1,839,598)	$(1,839,307)

See accompanying notes to financial statements.

ZABA, INC.

STATEMENT OF CASH FLOWS

Year Ended
December 31,
2008

Operating activities:
Net loss	$(775,013)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	404,607
Deferred income taxes	(130,394)
Changes in assets and liabilities:
Accounts receivable, net	374,335
Stockholders’ loans receivable	(396,570)
Accounts payable and accrued liabilities	254,676
Taxes payable	308,193

Net cash provided by operating activities	39,834

Investing activities:
Purchases of property and equipment	(13,369)

Net cash used in investing activities	(13,369)

Financing activities:
Payments on stockholder’s notes payable	(14,220)
Payments on capital leases	(6,644)

Net cash used in financing activities	(20,864)

Net increase in cash and cash equivalents	5,601
Cash and cash equivalents at beginning of period	1,312

Cash and cash equivalents at end of period	$6,913

Supplemental disclosure of cash flow information:
Cash paid for interest	$114,435
Capital lease	$54,090

See accompanying notes to financial statements.

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business and Summary of Accounting Policies

Description of Business

Zaba, Inc. (the “Company” or “Zaba”) was incorporated in Delaware on March 28, 2005, and has its principal office located in Woodland Hills, California. The Company provides Internet-based search services.

Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has a working capital deficit of $2.4 million and an accumulated deficit of $1.8 million at December 31, 2008. Management’s plans include seeking additional capital or sale of the Company. On December 31, 2008, the Company was acquired by Intelius Inc. (“Intelius”), an online information commerce company, whereby Intelius purchased all of the Company’s outstanding stock for cash consideration of $14.0 million. As a result of this transaction, the Company also settled its stockholder loan receivables and notes payable. The accompanying financial statements do not reflect any adjustments as a result of this transaction.

The acquisition will be accounted for as a purchase by Intelius, and the results of Zaba will be included in the consolidated results of Intelius beginning January 1, 2009.

Revenue Recognition

The Company recognizes revenues when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured.

In general, the Company generates revenues from revenue-sharing arrangements with its third-party search companies. The Company directs Internet traffic to these third-party search companies via a link on its website. When customers purchase products and/or services from these third parties, the Company receives a percentage of the fees earned based on rates established the revenue-sharing agreements.

The Company records an allowance for uncollectible accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions and other factors that may affect customers’ ability to pay to determine the level of allowance required. At December 31, 2008, the Company did not record an allowance for uncollectible accounts as its accounts receivable were determined to be fully collectible.

Cash

At December 31, 2008, the Company maintains its cash in one commercial bank insured by the Federal Deposit Insurance Corporation.

Concentration of Risks

For the year ended December 31, 2008, the Company earned 93% of its revenue from Intelius, and 100% of its accounts receivable was due from Intelius at December 31, 2008.

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2008, the Company incurred 14% of its expenses from one vendor. This vendor, along with one other vendor, accounted for 27% of its accounts payables at December 31, 2008.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization, and depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Impairment

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the carrying value of long-lived assets, including property and equipment, and are reviewed on a regular basis for the existence of factors that may indicate that the assets are impaired. An asset is considered impaired when the estimated undiscounted future cash flows expected to result from its use and disposition are less than the amount of its carrying value. If the carrying value of an asset is deemed not recoverable, it is adjusted downward to the estimated fair value.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising expenses were $293,980 for the year ended December 31, 2008.

Income Taxes

The Company records federal and state income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, Accounting for Income Taxes. Deferred income assets and liabilities reflect the tax effect of temporary differences between the valuation of assets and liabilities for financial reporting purposes and valuation as measured for tax purposes as well as for tax net operating loss and credit carryforwards if it is more likely than not that the tax benefits will be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. The Company’s most critical accounting estimates pertain to accounting policies for determining certain provisions, including allowance for uncollectible accounts, useful lives for property and equipment, the fair value of the Company’s common stock and warrants, and tax expense and related receivables or payables. Actual results could materially differ from these estimates.

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises which permits an entity within its scope to defer the effective date of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes to its annual financial statements for fiscal years beginning after December 15, 2008. FIN 48-3 did not have a material

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

impact on the Company as it has not made any such election and instead has adopted FIN 48 for the year ending December 31, 2008.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 is not expected to have a material effect on the Company’s financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles: a replacement of FASB Statement No. 162, to establish two-level GAAP hierarchy for nongovernmental entities: authoritative guidance and nonauthoritative guidance. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, and Emerging Issues Task Force (“EITF”) Abstracts. The FASB will issue new guidance as Accounting Standards Updates, which will include revisions to the Codification, as well as background information and the FASB’s basis for conclusions for new guidance. This standard permits entities to continue following previously grandfathered guidance in certain situations and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 is not expected to have a material effect on the Company’s financial statements.

2.	Property and Equipment

Property and equipment, net, consisted of the following:

December 31, 2008

Computer equipment	$78,037
Computer equipment under a capital lease	54,090
Equipment	32,872
Furniture and fixtures	32,000
Purchased software	1,230,886

1,427,885
Less accumulated depreciation and amortization	(908,052)

$519,833

Depreciation expense was $404,607 for the year ended December 31, 2008.

In the year ended December 31, 2008, the Company entered into a capital lease obligation of $54,090 to acquire computer equipment. Depreciation expense included $2,704 of equipment under this capital lease.

3.	Stockholder Loans Receivable

In January 2007 the Company extended loans to two stockholders who also serve as officers of the Company. The balance outstanding was $794,814 as of December 31, 2008. The interest income recognized during the year ended December 31, 2008 was $34,260.

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	Stockholder Notes Payable

In July and August 2006, the Company entered into a note payable agreement with a shareholder and borrowed $1,900,000 at a borrowing rate of 9% per annum. In October and November 2006, the Company entered into a subsequent note payable agreement with the same shareholder and borrowed an additional $300,000 at an interest rate of 9% per annum and $700,000 at an interest rate of 16% per annum. The notes payable mature on July 31, 2009 and are secured by substantially all of the Company’s assets.

Interest only payments are due, at a minimum, every January and July until the maturity date. At December 31, 2008, the Company had $2,412,582 outstanding and accrued interest of $231,290.

5.	Common and Preferred Stock

At inception in March 2005, the Company had authorized for issuance 10,000,000 shares of common stock and 2,500,000 shares of preferred stock. In April 2008, the Company reduced the number of shares for authorized issuance to 1,000,000 shares of common stock and 250,000 shares of preferred stock. Each share of common stock and preferred stock has a par value of $0.001.

In September 2005, the Company issued 1,000,000 shares of common stock. In March 2006, the Company repurchased 742,647 shares of common stock for a total of $590,000. The stock repurchased was recorded as treasury stock on the balance sheet. In April 2008, the Company retired all 742,647 shares of treasury stock.

In July 2006, the Company issued warrants to purchase up to 7,720 shares of common stock at an exercise price of $0.001 per share. The Company also issued warrants to purchase up to 2,574 shares of common stock at an exercise price of $9.71 per share. The warrant value was determined to be immaterial using the Black-Scholes option-pricing model. On December 31, 2008, a holder executed a cashless exercise of 2,574 warrants and Zaba issued 1,920 shares of common stock. At December 31, 2008, 7,720 warrants remained outstanding.

6.	Income Taxes

The Company provides for deferred taxes based on the difference between the basis of assets and liabilities for financial reporting purposes and the basis for income tax purposes, calculated using enacted rates that will be in effect when the differences are expected to reverse.

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The provision for income taxes is composed of the following:

Year Ended
December 31, 2008

Current:
Federal	$285,006
State	23,186

Total current provision	308,192

Deferred:
Federal	(129,874)
State	(520)

Total deferred provision	(130,394)

Provision for income taxes	$177,798

Significant components of the deferred tax assets and liabilities relate primarily to depreciation and accrued expenses.

The reconciliation of the income tax provision calculated using the federal statutory rates to the recorded income tax provision is as follows:

	Year Ended December 31, 2008
	Amount	Rate

Expected tax benefit at federal statutory rate	$(209,025)	35.0%
State income taxes	22,560	(3.8)%
Non-deductible expenses	156,176	(26.2)%
Unrecognized tax benefits	207,170	(34.7)%
Other items	918	(0.2)%

Provision for income taxes	$177,798	(29.8)%

As required by FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which clarifies SFAS No. 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. A reconciliation of the Company’s unrecognized tax benefits as of December 31, 2008 is as follows:

FIN 48 Accrual

Balance at January 1, 2008	$—
Additions based on tax positions related to the current year	208,000

Balance at December 31, 2008	$208,000

ZABA, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.	Commitments and Contingencies

Since August 2008, the Company leases certain computer equipment under a capital lease. Future minimum payments at December 31, 2008 under capital leases for computer equipment were as follows:

Capital Leases

2009	$27,612
2010	20,709

48,321
less imputed interest	(875)

Capital leases as of December 31, 2008	47,446
less current portion	(26,909)

Long term capital leases	$20,537

Rent expense was $18,008 for the 12-month period ended December 31, 2008.

8.	Related Parties

As discussed in Note 3, the Company loaned the stockholders/officers of the Company $794,814, as of December 31, 2008. The Company recognized $34,260 in interest income related to these notes during the year ended December 31, 2008. These loans were paid back in full in January 2009.

As discussed in Note 4, the Company had borrowed $2.9 million from a stockholder, of which $2,412,582 was outstanding at December 31, 2008. Additionally, the Company recorded accrued interest of $231,290 on these notes at December 31, 2008. The Company paid $127,507 in principal and interest to this stockholder during the year ended December 31, 2008. These notes were paid off in full in January 2009.

9.	Subsequent Event

As stated in Note 1, on December 31, 2008 the Company was acquired by Intelius for cash consideration of $14.0 million.

INTELIUS INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The accompanying unaudited condensed consolidated statement of operations illustrates the effect of the acquisition of Zaba, Inc. (“Zaba”) on the Company’s results of operations. On December 31, 2008, Intelius Inc. (the “Company”) acquired all of the issued and outstanding shares of the common stock of Zaba for a cash purchase price of $14.0 million. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2008 is based on the historical statements of operations of the Company and Zaba. The unaudited pro forma condensed consolidated statement of operations assumes the acquisition took place on January 1, 2008.

The Company’s acquisition of Zaba was accounted for as a business combination using the purchase method of accounting in accordance with SFAS No. 141, with the assets acquired and liabilities assumed recorded at fair values, and the results of Zaba’s operations included in the Company’s consolidated financial statements from the date of acquisition.

The accompanying unaudited pro forma condensed statement of operations should be read in connection with the historical financial statements of the Company and Zaba.

The unaudited pro forma condensed consolidated statement of income may not be indicative of the actual results of the acquisition. In particular, the pro forma condensed consolidated income statement is based on management’s current estimate of the allocation of the purchase price, the actual allocation of which may differ.

INTELIUS INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

	Intelius	Zaba,	Pro Forma
	Inc.	Inc.	Adjustments		Combined

Revenues	$122,949	$2,630	$(2,433	)(a)	$123,146

Costs and expenses:
Content and support	18,235	799	—		19,034
Sales and marketing	68,497	294	959	(a)(b)	69,750
Product development	5,713	1	—		5,714
General and administrative	10,105	1,899	—		12,004

Total costs and expenses	102,550	2,993	959		106,502

Operating income (loss)	20,399	(363)	(3,392)		16,644
Interest and other expenses	(7)	(268)	268	(c)	(7)
Write-off of initial public offering costs	(1,217)	—	—		(1,217)
Interest income	287	34	(34	)(c)	287

Income before income taxes	19,462	(597)	(3,158)		15,707
Provision for income taxes	7,265	178	(1,178	)(d)	6,265

Net income (loss)	$12,197	$(775)	$(1,980)		$9,442

Net income (loss) per share:
Basic: giving effect to distributed earnings to Class A common stock and common stock	$0.56				$0.43
Diluted: giving effect to distributed earnings to
Class A common stock and common stock	$0.49				$0.38
Shares used in calculation of basic and diluted net income (loss) per share:
Basic:
Class A common stock and common stock	21,867				21,867
Diluted:
Class A common stock and common stock	25,100				25,100

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Zaba made a loan to officers and had an outstanding balance of $794,814, as of December 31, 2008 for which $34,260 of interest income was recognized. Additionally, Zaba borrowed $2,900,000 from a stockholder, and the outstanding balance and interest expense were $2,412,582 and $231,290, respectively, for the year ending December 31, 2008. In connection with the acquisition, both the officer and stockholder loans were paid off in full by the Company in January 2009.

The pro forma adjustments on the condensed consolidated statement of income include the following:

(a)	an elimination of revenues earned by Zaba from the Company with an equal reduction in sales and marketing costs incurred by the Company;

(b)	for intangibles assets acquired by the Company from Zaba, a full year of amortization expense;

(c)	a reduction of Zaba’s interest expense and interest income for 2008 as the outstanding loans and notes receivable would have been paid in full upon completion of the acquisition; and

(d)	a tax effect of the adjustments using the Company’s 2008 effective tax rate of 37.3%.

Millions of people have used our services to help make key decisions about their professional and personal lives. We go in depth to provide comprehensive, detailed information about people, businesses and assets. Intelius — pioneering information commerce. Live in the know. Live Inteliusly. Should I rent to him? Is her resume too good to be true? Employment Screening and Tenant Screening: Before you rent an apartment or hire an employee, do some research. We can tell you if your potential tenant has a history of violence or drug dealing, or if your job candidate is stretching or covering up the truth. These reports offer comprehensive criminal, financial, educational and personal information on individuals to help you make informed decisions. Identity Protect: Millions of identities are stolen each year. Our Identity Protect service tracks your social security and financial data 24/7, automatically monitoring billions of records daily and notifying you if fraud is suspected. This service also includes a credit report and $25,000 in identity theft insurance. Is my identity at risk? How can I protect my good credit score? People Search: In this day and age, it’s important to be aware whom you’re communicating with, whether it’s over the phone or the Internet. Our People Search service makes it easy to look for who your kids are contacting, and who may be contacting you. This service uncovers the names, ages and locations of the people behind the e-mail aliases, screen names and phone numbers. Who’s emailing my kids? How can I find out who keeps calling me? Background Check and Date Check: Before you let people into your home or your personal life, get the extra peace of mind that comes with checking them out. Intelius provides you with information such as criminal history, civil judgments, living situation, age and education, to help you make decisions about new relationships. We can check on the people you and your family interact with. Is my date all he claims to be? Who’s my child’s new coach? Millions of people have used our services to help make key decisions about their professional and personal lives. We go in depth to provide comprehensive, detailed information about people, businesses and assets. Intelius — pioneering information commerce. Live in the know. Live Inteliusly. Should I rent to him? Is her resume too good to be true? Employment Screening and Tenant Screening: Before you rent an apartment or hire an employee, do some research. We can tell you if your potential tenant has a history of violence or drug dealing, or if your job candidate is stretching or covering up the truth. These reports offer comprehensive criminal, financial, educational and personal information on individuals to help you make informed decisions. Identity Protect: Millions of identities are stolen each year. Our Identity Protect service tracks your social security and financial data 24/7, automatically monitoring billions of records daily and notifying you if fraud is suspected. This service also includes a credit report and $25,000 in identity theft insurance. Is my identity at risk? How can I protect my good credit score? People Search: In this day and age, it’s important to be aware whom you’re communicating with, whether it’s over the phone or the Internet. Our People Search service makes it easy to look for who your kids are contacting, and who may be contacting you. This service uncovers the names, ages and locations of the people behind the e-mail aliases, screen names and phone numbers. Who’s emailing my kids? How can I find out who keeps calling me? Background Check and Date Check: Before you let people into your home or your personal life, get the extra peace of mind that comes with checking them out. Intelius provides you with information such as criminal history, civil judgments, living situation, age and education, to help you make decisions about new relationships.
We can check on the people you and your family interact with. Is my date all he claims to be? Who’s my child’s new coach?

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Page
Prospectus Summary	1
Risk Factors	11
Special Note Regarding Forward-Looking Statements and Industry Data	34
Use of Proceeds	35
Dividend Policy	35
Capitalization	36
Dilution	38
Selected Consolidated Financial Data	40
Management’s Discussion and Analysis of Financial Condition and Results of Operations	45
Business	69
Management	83
Certain Relationships and Related Party Transactions	104
Principal Stockholders	108
Description of Capital Stock	110
Shares Eligible for Future Sale	113
Material United States Federal Income Tax Consequences to Non-U.S. Stockholders	115
Underwriting	119
Legal Matters	125
Experts	125
Where You Can Find More Information	125
Index to Consolidated Financial Statements	F-1
EX-2.3
EX-2.4
EX-3.1
EX-3.3
EX-10.4
EX-10.5
EX-10.10C
EX-10.10D
EX-10.13
EX-10.14
EX-10.15
EX-21.1
EX-23.2
EX-23.3
EX-24.1
EX-99.1
EX-99.2
EX-99.3

Until       , 2009 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

           Shares

Common Stock

Deutsche Bank Securities

UBS Investment Bank

Needham & Company, LLC

Pacific Crest Securities LLC

Prospectus

             , 2009

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, FINRA filing fee and the NYSE listing fee.

SEC registration fee		$5,650
FINRA filing fee		14,875
Initial NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and one key employee, a form of which has been filed as Exhibit 10.1 to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employee against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without the approval of our board of directors). In addition, the form of agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employee in connection with a legal proceeding.

Reference is made to Section 8 of the underwriting agreement filed as Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2006, we have issued the following securities that were not registered under the Securities Act:

1. Between January 1, 2006 and September 30, 2009, we granted options to purchase an aggregate of 2,719,170 shares of Class A common stock at exercise prices ranging from $4.53 to $14.78 per share to employees, consultants, directors and other service providers under our 2005 Stock Incentive Plan.

2. Between January 1, 2006 and September 30, 2009, we issued 80,759 shares of our Class A common stock upon the exercise of stock options.

3. Between June 15, 2007 and September 30, 2009, we issued 261,250 shares of restricted stock under our 2005 Stock Incentive Plan.

4. Between June 15, 2007 and September 30, 2009, we issued 1,639,800 restricted stock units under our 2005 Stock Incentive Plan.

5. In November 2006, we issued 40,000 shares of our Class A common stock as part of the consideration paid for the acquisition of the assets of IntelliSense Corporation.

6. In December 2007, we issued an aggregate of 9,315,000 shares of our Class A common stock in exchange for all outstanding shares of our Class B common stock.

7. In January 2008, we issued an aggregate of 31,050 shares of our common stock under our 2005 Stock Incentive Plan.

8. In April 2009, we issued 200,000 shares of our common stock as part of the consideration for the acquisition of the assets of Spock Networks, Inc.

The issuance of securities described in Items 1, 2, 3, 4, and 7 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The sale of securities described in Items 5 and 8 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The exchange of securities described in Item 6 was made in reliance on Section 3(a)(9) and Section 4(2) of the Securities Act. Each of the holders of the securities issued in these transactions have represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us or through acquisition negotiations, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.		Description

1.1		Form of Underwriting Agreement †
2.1		Asset Purchase Agreement, dated November 17, 2006, among IntelliSense LLC, Intelius Inc. and IntelliSense Corporation *
2.2		Merger Agreement, dated August 5, 2005, among Intelius Inc., Qwil Acquisitions, Inc., Qwil Company, Inc., and the shareholders of Qwil Company, Inc. *
2.3		Stock Purchase Agreement, dated December 31, 2008, among Intelius Inc. and the stockholders of Zaba, Inc.**
2.4		Asset Purchase Agreement, dated April 31, 2009, among Intelius Inc. and SPOCK Networks, Inc.**
3.1		Amended and Restated Certificate of Incorporation **
3.2		Form of Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering *
3.3		Bylaws **
3.4		Form of Amended and Restated Bylaws to be in effect upon the completion of this offering *
4.1		Specimen common stock certificate *
5.1		Opinion of Karr Tuttle Campbell PS †
10.1		Form of indemnification agreement *
10.2		Form of stock option agreement for stock options granted prior to 2005 *
10.3		Intelius Inc. 2005 Stock Incentive Plan and forms of agreements for options, restricted stock awards and restricted stock units *
10.4		Description of director compensation **
10.5		Executive and Senior Management Incentive Plan **
10.6		Employment offer letter for Paul T. Cook, dated February 1, 2005 *
10.7		Employment offer letter for William H. Beaver, dated March 31, 2005 *
10.8		Employment offer letter for William R. Kerr, dated June 25, 2007 *
10.9		Directory Services Agreement, dated April 27, 2007, with Yellow Book USA, Inc. ‡*
10	.9A	First Amendment to Directory Services Agreement, dated February 20, 2008, with Yellow Book USA, Inc. ‡*
10.10		Marketing Agreement, dated July 10, 2007, Addendum No. 1, dated September 8, 2007, and Addendum No. 2, dated December 21, 2007, with Adaptive Marketing LLC. ‡*
10	.10A	Addendum No. 3, dated January 1, 2008, with Adaptive Marketing LLC ‡*
10	.10B	Addendum No. 4, dated March 14, 2008, with Adaptive Marketing LLC ‡*
10	.10C	Addendum No. 5, dated July 1, 2008, with Adaptive Marketing LLC ‡**
10	.10D	Addendum No. 6, dated September 21, 2009, with Adaptive Marketing LLC ‡**
10.11		Office Lease Agreement, dated February 24, 2006 among Intelius Inc. and WA-City Center Bellevue, L.L.C., and amendments thereto *
10.12		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 9, 2004 and amendment thereto *
10.13		Content Distribution Agreement, dated February 11, 2009 among Intelius Sales Company LLC and Yellowpages.com, LLC and amendment thereto ‡**
10.14		Advertiser/Agency Insertion Order, dated July 1, 2007, as amended by Amendment Nos. 1, 2 and 3 among Intelius Sales Company LLC, Marchex, Inc., and MDNH, Inc. ‡**
10.15		Service and Promotion Agreement, dated April 15, 2008, with Yahoo! Inc. and amendments thereto ‡**
21.1		Subsidiaries of the Registrant **

Exhibit No.	Description

23.1	Consent of Karr Tuttle Campbell PS (contained in Exhibit 5.1) †
23.2	Consent of BDO Seidman, LLP **
23.3	Consent of BDO Seidman, LLP **
24.1	Powers of Attorney **
99.1	Consent of comScore, Inc. **
99.2	Consent of eMarketer Inc. **
99.3	Consent of IDC **

†	To be filed by amendment.
‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.
*	Previously filed.

**	Filed with this Amendment No. 4.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Intelius Inc.
Bellevue, Washington

The audits referred to in our report to Intelius Inc., dated February 23, 2009, which is contained in the Prospectus constituting part of this Registration Statement, also included the audit of the financial statement schedule listed under Item 16(b) for each of the three years in the period ended December 31, 2008. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Seattle, Washington

February 23, 2009

The following schedule is filed as part of this registration statement:

The Financial Statement Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at		Charges	Balance at
	Beginning	Charged to	Utilized/	End of
	of Period	Net Income	Write-offs	Period

Allowance for uncollectible accounts
Year ended December 31, 2006	—	91	(31)	60
Year ended December 31, 2007	60	106	(56)	110
Year ended December 31, 2008	110	285	(25)	370
Six months ended June 30, 2009 (unaudited)	370	(183)	(57)	130

Allowance for returns
Year ended December 31, 2006	100	1,652	(1,632)	120
Year ended December 31, 2007	120	1,594	(1,430)	284
Year ended December 31, 2008	284	3,486	(3,137)	633
Six months ended June 30, 2009 (unaudited)	633	2,625	(2,574)	684

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on this 16th day of October 2009.

Intelius Inc.

By:	/s/ Naveen K. Jain
Naveen K. Jain
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Naveen K. Jain Naveen K. Jain	Chief Executive Officer and President (principal executive officer), Director	October 16, 2009

/s/ Paul T. Cook Paul T. Cook	Chief Financial Officer (principal financial officer)	October 16, 2009

/s/ Jay T. Caldwell Jay T. Caldwell	Chief Accounting Officer (principal accounting officer)	October 16, 2009

William A. Owens *	Chairman of the Board of Directors	October 16, 2009

Arthur W. Harrigan, Jr. *	Director	October 16, 2009

William R. Kerr *	Director	October 16, 2009

Chris A. Kitze *	Director	October 16, 2009

Peter W. Currie *	Director	October 16, 2009

/s/ Richard P. Karlgaard Richard P. Karlgaard	Director	October 15, 2009

/s/ Georgette Mosbacher Georgette Mosbacher	Director	October 16, 2009

/s/ William B. White William B. White	Director	October 16, 2009

*By:
/s/  Naveen K. Jain
Naveen K. Jain as Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.		Description

1.1		Form of Underwriting Agreement †
2.1		Asset Purchase Agreement, dated November 17, 2006, among IntelliSense LLC, Intelius Inc. and IntelliSense Corporation *
2.2		Merger Agreement, dated August 5, 2005, among Intelius Inc., Qwil Acquisitions, Inc., Qwil Company, Inc., and the shareholders of Qwil Company, Inc. *
2.3		Stock Purchase Agreement, dated December 31, 2008, among Intelius Inc. and the stockholders of Zaba, Inc. **
2.4		Asset Purchase Agreement, dated April 31, 2009, among Intelius Inc. and SPOCK Networks, Inc.**
3.1		Amended and Restated Certificate of Incorporation **
3.2		Form of Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering *
3.3		Bylaws **
3.4		Form of Amended and Restated Bylaws to be in effect upon the completion of this offering *
4.1		Specimen common stock certificate *
5.1		Opinion of Karr Tuttle Campbell PS †
10.1		Form of indemnification agreement *
10.2		Form of stock option agreement for stock options granted prior to 2005 *
10.3		Intelius Inc. 2005 Stock Incentive Plan and forms of agreements for options, restricted stock awards and restricted stock units *
10.4		Description of director compensation **
10.5		Executive and Senior Management Incentive Plan **
10.6		Employment offer letter for Paul T. Cook, dated February 1, 2005 *
10.7		Employment offer letter for William H. Beaver, dated March 31, 2005 *
10.8		Employment offer letter for William R. Kerr, dated June 25, 2007 *
10.9		Directory Services Agreement, dated April 27, 2007, with Yellow Book USA, Inc. ‡*
10	.9A	First Amendment to Directory Services Agreement, dated February 20, 2008, with Yellow Book USA, Inc. ‡*
10.10		Marketing Agreement, dated July 10, 2007, Addendum No. 1, dated September 8, 2007, and Addendum No. 2, dated December 21, 2007, with Adaptive Marketing LLC. ‡*
10	.10A	Addendum No. 3, dated January 1, 2008, with Adaptive Marketing LLC ‡*
10	.10B	Addendum No. 4, dated March 14, 2008, with Adaptive Marketing LLC ‡*
10	.10C	Addendum No. 5, dated July 1, 2008, with Adaptive Marketing LLC ‡**
10	.10D	Addendum No. 6, dated September 21, 2009, with Adaptive Marketing LLC ‡**
10.11		Office Lease Agreement, dated February 24, 2006 among Intelius Inc. and WA-City Center Bellevue, L.L.C., and amendments thereto *
10.12		Office Lease Agreement with WA-City Center Bellevue, L.L.C., dated February 9, 2004 and amendment thereto *
10.13		Content Distribution Agreement, dated February 11, 2009 among Intelius Sales Company LLC and Yellowpages.com, LLC and amendment thereto ‡**
10.14		Advertiser/Agency Insertion Order, dated July 1, 2007, as amended by Amendment Nos. 1, 2 and 3 among Intelius Sales Company LLC, Marchex, Inc., and MDNH, Inc. ‡**
10.15		Service and Promotion Agreement, dated April 15, 2008, with Yahoo! Inc. and amendments thereto ‡**
21.1		Subsidiaries of the Registrant **

Exhibit No.	Description

23.1	Consent of Karr Tuttle Campbell PS (contained in Exhibit 5.1) †
23.2	Consent of BDO Seidman, LLP **
23.3	Consent of BDO Seidman, LLP **
24.1	Powers of Attorney **
99.1	Consent of comScore, Inc. **
99.2	Consent of eMarketer Inc. **
99.3	Consent of IDC **

†	To be filed by amendment.

‡	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.
*	Previously filed.

**	Filed with this Amendment No. 4.